      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 1997

                                                       REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                      FAIRCHILD SEMICONDUCTOR CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                          3674                  77-0449095
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
     of incorporation or         Classification Code Number)     Identification
        organization)                                                 No.)

                           --------------------------

                         FSC SEMICONDUCTOR CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                          3674                  04-3363001
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
     of incorporation or         Classification Code Number)     Identification
        organization)                                                 No.)

                           --------------------------

                      333 WESTERN AVENUE, MAIL STOP 01-00
                          SOUTH PORTLAND, MAINE 04106
                                 (207) 775-8100
  (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)
                         ------------------------------

                             DANIEL E. BOXER, ESQ.
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                      FAIRCHILD SEMICONDUCTOR CORPORATION
                      333 WESTERN AVENUE, MAIL STOP 01-00
                          SOUTH PORTLAND, MAINE 04106
                                 (207) 775-8100

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                WITH COPIES TO:
                          CHRISTOPHER G. KARRAS, ESQ.
                             DECHERT PRICE & RHOADS
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 994-4000
                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                  PROPOSED MAXIMUM    PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                AMOUNT TO BE       OFFERING PRICE    AGGREGATE OFFERING      AMOUNT OF
        SECURITIES TO BE REGISTERED              REGISTERED         PER UNIT(1)           PRICE(1)        REGISTRATION FEE
10 1/8% Senior Subordinated Notes
  Due 2007.................................     $300,000,000            100%            $300,000,000          $90,909
Guarantee of 10 1/8% Senior Subordinated
  Notes Due 2007 of FSC Semiconductor
  Corporation..............................     $300,000,000             --                  --                $0(2)

(1) Estimated pursuant to Rule 457(f) solely for purposes of calculating the registration fee.

(2) Pursuant to Rule 457(n), no separate fee is payable for the guarantee.
                            ------------------------

    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      FAIRCHILD SEMICONDUCTOR CORPORATION
                         FSC SEMICONDUCTOR CORPORATION
                             CROSS REFERENCE SHEET
           PURSUANT TO RULE 404(a) AND ITEM 501(b) OF REGULATION S-K
SHOWING LOCATION IN PROSPECTUS OF THE INFORMATION REQUIRED BY PART I OF FORM S-4

       1.  Forepart of Registration Statement and
             Outside Front Cover Page of Prospectus...  Forepart of the Registration Statement;
                                                        Outside Front Cover Page
       2.  Inside Front and Outside Back Cover Pages
             of Prospectus............................  Inside Front Cover Page; Outside Back Cover
                                                          Page
       3.  Risk Factors, Ratio of Earnings to Fixed
             Charges and Other Information............  Summary; Risk Factors; Selected Combined
                                                          Financial Data
       4.  Terms of the Transaction...................  The Exchange Offer; Description of the
                                                        Notes; Certain Federal Income Tax
                                                          Consequences; Plan of Distribution
       5.  Pro Forma Financial Information............  Summary; Unaudited Pro Forma Combined
                                                          Condensed Financial Statements; Selected
                                                          Combined Financial Data
       6.  Material Contracts With the Company Being
             Acquired.................................  Not Applicable
       7.  Additional Information Required for
             Reoffering by Persons and Parties Deemed
             to be Underwriters.......................  Not Applicable
       8.  Interests of Named Experts and Counsel.....  Not Applicable
       9.  Disclosure of Commission Position on
             Indemnification for Securities Act
             Liabilities..............................  Not Applicable
      10.  Information With Respect to S-3
             Registrants..............................  Not Applicable
      11.  Incorporation of Certain Information by
             Reference................................  Not Applicable
      12.  Information With Respect to S-2 or S-3
             Registrants..............................  Not Applicable
      13.  Incorporation of Certain Information by
             Reference................................  Not Applicable
      14.  Information With Respect to Registrants
             Other Than S-2 or S-3 Registrants........  Available Information; Summary; Risk
                                                        Factors; Use of Proceeds; Pro Forma
                                                          Capitalization; Unaudited Pro Forma
                                                          Combined Condensed Financial Statements;
                                                          Unaudited Supplemental Financial Data;
                                                          Selected Combined Financial Data;
                                                          Management's Discussion and Analysis of
                                                          Financial Condition and Results of
                                                          Operations; Industry Overview; Business;
                                                          The Transactions; Management; Ownership
                                                          of Capital Stock; Description of Certain
                                                          Indebtedness; Description of the Notes;
                                                          Plan of Distribution; Legal Matters;
                                                          Experts; Glossary; Financial Statements
      15.  Information With Respect to S-3
             Companies................................  Not Applicable
      16.  Information With Respect to S-2 or S-3
             Companies................................  Not Applicable
      17.  Information With Respect to Companies Other
             Than S-2 or S-3 Companies................  Not Applicable
      18.  Information if Proxies, Consents or
             Authorizations Are to be Solicited.......  Not Applicable
      19.  Information if Proxies, Consents or
             Authorizations Are Not to be Solicited,
             or in an Exchange Offer..................  The Exchange Offer; Management; Ownership
                                                          of Capital Stock; Description of Certain
                                                          Indebtedness; Description of the Notes

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 12, 1997

PROSPECTUS                    OFFER TO EXCHANGE

                   10 1/8% SENIOR SUBORDINATED NOTES DUE 2007
                              FOR ALL OUTSTANDING
                   10 1/8% SENIOR SUBORDINATED NOTES DUE 2007
                                       OF

                      FAIRCHILD SEMICONDUCTOR CORPORATION

                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
          NEW YORK CITY TIME ON               , 1997, UNLESS EXTENDED

    Fairchild Semiconductor Corporation, a Delaware corporation ("Fairchild" or the "Company"), hereby offers to exchange an aggregate principal amount of up to $300,000,000 of its 10 1/8% Senior Subordinated Notes Due 2007 (the "Exchange Notes") for a like principal amount of its 10 1/8% Senior Subordinated Notes Due 2007 (the "Existing Notes") outstanding on the date hereof upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying letter of transmittal (the "Letter of Transmittal" and, together with this Prospectus, the "Exchange Offer"). The Exchange Notes and the Existing Notes are hereinafter collectively referred to as the "Notes." The terms of the Exchange Notes are identical in all material respects to those of the Existing Notes, except for certain transfer restrictions and registration rights relating to the Existing Notes. The Exchange Notes will be issued pursuant to, and be entitled to the benefits of, the Indenture (as defined) governing the Existing Notes.

    The Exchange Notes will bear interest from and including the date of consummation of the Exchange Offer. Interest on the Exchange Notes will be payable semi-annually on March 15 and September 15 of each year, commencing September 15, 1997. Additionally, interest on the Exchange Notes will accrue from the last interest payment date on which interest was paid on the Existing Notes surrendered in exchange therefor or, if no interest has been paid on the Existing Notes, from the date of original issue of the Existing Notes.

    The Exchange Notes will be unsecured and subordinated to all existing and future Senior Indebtedness (as defined) of the Company. On a pro forma basis after giving effect to the Transactions (as defined), as of February 23, 1997, the Company would have had approximately $120.0 million of Senior Indebtedness outstanding. The Exchange Notes will rank PARI PASSU in right of payment with all senior subordinated indebtedness of the Company and senior to any other subordinated indebtedness of the Company issued after March 11, 1997. The Exchange Notes will be fully and unconditionally guaranteed on a senior subordinated basis by FSC Semiconductor Corporation ("Fairchild Holdings"), the sole stockholder of the Company. The Company has entered into bank credit facilities (the "Senior Credit Facilities") with a group of lenders providing for $120.0 million of term loans and up to $75.0 million of revolving credit loans. The indebtedness under the Senior Credit Facilities is secured by substantially all of the domestic assets of the Company. See "Pro Forma Capitalization" and "Unaudited Pro Forma Combined Condensed Financial Statements and Unaudited Supplemental Data."

    The Exchange Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement dated March 6, 1997 (the "Registration Rights Agreement") by and among the Company, Fairchild Holdings, as Guarantor, and Credit Suisse First Boston Corporation, BT Securities Corporation and CIBC Wood Gundy Securities Corp. (the "Initial Purchasers") with respect to the initial sale of the Existing Notes.

    The Company will not receive any proceeds from the Exchange Offer. The Company will pay all the expenses incident to the Exchange Offer. Tenders of Existing Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date (as defined) for the Exchange Offer. In the event the Company terminates the Exchange Offer and does not accept for exchange any Existing Notes with respect to the Exchange Offer, the Company will promptly return such Existing Notes to the holders thereof. See "The Exchange Offer."

    The Company is offering the Exchange Notes in reliance on certain interpretive letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties in unrelated transactions. Based on such interpretive letters, the Company is of the view that holders of Existing Notes (other than any holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act of 1933, as amended (the "Securities Act")) who exchange their Existing Notes for Exchange Notes pursuant to the Exchange Offer generally may offer such Exchange Notes for resale, resell such Exchange Notes and otherwise transfer such Exchange Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided such Exchange Notes are acquired in the ordinary course of the holders' business and such holders have no arrangement with any person to participate in a distribution of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivery of a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Existing Notes where such Existing Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    Prior to the Exchange Offer, there has been no public market for the Existing Notes. If a market for the Exchange Notes should develop, such Exchange Notes could trade at a discount from their principal amount. The Company currently does not intend to list the Exchange Notes on any securities exchange or to seek approval for quotation through any automated quotation system, and no active public market for the Exchange Notes is currently anticipated. There can be no assurance that an active public market for the Exchange Notes will develop.

    The Exchange Offer is not conditioned upon any minimum principal amount of Existing Notes being tendered for exchange pursuant to the Exchange Offer.

    SEE "RISK FACTORS" COMMENCING ON PAGE 15 FOR A DISCUSSION OF CERTAIN FACTORS THAT HOLDERS OF EXISTING NOTES SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              The date of this Prospectus is               , 1997.

                             AVAILABLE INFORMATION

    The Company and Fairchild Holdings have filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the Exchange Notes being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the Company, Fairchild Holdings and the Exchange Offer, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web site is: http://www.sec.gov.

    As a result of the Exchange Offer, the Company and Fairchild Holdings will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith will be required to file periodic reports and other information with the Commission. In the event the Company ceases to be subject to the informational requirements of the Exchange Act, the Company will be required under the Indenture, for so long as any of the Notes remain outstanding, to furnish to the Trustee (as defined), deliver or cause to be delivered to the holders of the Notes and file with the Commission (provided that the Commission will accept such filing) copies of its annual report and the information, documents and other reports which are required to be filed by U.S. corporations subject to Section 13 or 15(d) of the Exchange Act.

    This Prospectus includes forward-looking statements which involve risks and uncertainties as to future events. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth under "Risk Factors".

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND HISTORICAL AND PRO FORMA FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT REQUIRES OTHERWISE, REFERENCES TO THE "COMPANY" OR "FAIRCHILD" MEAN (I) AT ALL TIMES PRIOR TO THE CONSUMMATION OF THE TRANSACTIONS, THE FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL SEMICONDUCTOR CORPORATION ("NATIONAL SEMICONDUCTOR") AND
(II) AT ALL TIMES AFTER THE CONSUMMATION OF THE TRANSACTIONS, FAIRCHILD SEMICONDUCTOR CORPORATION AND ITS SUBSIDIARIES. IN ADDITION, UNLESS THE CONTEXT REQUIRES OTHERWISE, REFERENCES IN THIS PROSPECTUS TO "MANAGEMENT" MEAN THE MANAGEMENT OF FAIRCHILD AFTER THE CONSUMMATION OF THE TRANSACTIONS. FOR AN EXPLANATION OF CERTAIN TERMS USED IN THIS PROSPECTUS, REFERENCE SHOULD BE MADE TO THE GLOSSARY BEGINNING AT PAGE G-1. REFERENCES TO THE COMPANY'S FISCAL YEAR ("FISCAL YEAR") REFER TO THE APPROXIMATELY 12-MONTH PERIOD ENDING ON THE SUNDAY ON OR NEAREST PRECEDING MAY 31 OF EACH YEAR.

                                  THE COMPANY

    Fairchild is a leading global designer, developer and manufacturer of logic, discrete and memory semiconductors. The Company's products are the building block components for virtually all electronic devices, from sophisticated computers to household appliances. Because of their basic functionality, the Company's products provide customers with greater design flexibility than more highly integrated products and improve the performance of more complex devices or systems. Given such characteristics, the Company's products have a wide range of applications for end users in multiple markets ("multi-markets"). The Company supplies over 50,000 customers globally, representing industries such as telecommunications, consumer products, automotive, industrial systems and personal computers and peripherals. In addition, most of Fairchild's over 7,000 products have long product lives. The average life of the Company's current product families is more than 12 years and many product lives extend up to 30 years.

    Established more than 35 years ago, Fairchild was one of the original founders of the semiconductor industry. Among Fairchild's notable innovations was its development of planar technology in 1959, one of the key events that spawned the subsequent explosive growth of the semiconductor industry. Even today this technology is an integral part of all semiconductor fabrication. The Company has manufacturing facilities in Maine, Utah, Malaysia and the Philippines and has more than 6,000 employees.

    Worldwide semiconductor market revenues were $132.0 billion during 1996 according to the reports of Worldwide Semiconductor Trade Statistics ("WSTS") published by the Semiconductor Industry Association. Since 1990, the global semiconductor market has expanded at a compound annual growth rate ("CAGR") of 17.4%, primarily as a result of two principal factors. The first is rapidly expanding end-user demand for faster, smaller and more efficient devices with a greater range of functionality. The second is the increasing level of semiconductor content in electrical devices. The value of semiconductors as a percentage of the cost of electrical products has increased from less than 5% in the 1970s to 16% in 1996, according to a study prepared by Texas Instruments Incorporated.

    The worldwide semiconductor market can be divided into three segments: (i) microprocessors and microcontrollers, which process data; (ii) memory devices, which store data; and (iii) moving and shaping devices, which move commands and shape signals. See "Industry Overview--Semiconductor Classifications." The Company operates primarily in the moving and shaping segment ($56.1 billion total available market ("TAM") in 1996) through its logic and discrete businesses and, secondarily, through its electrically programmable read-only memory ("EPROM") and electrically erasable and programmable read-only memory ("EEPROM") products, in the non-volatile memory segment ($6.1 billion TAM in 1996) of the memory business. While the market for semiconductors has experienced growth and is expected to continue growing, it has from time to time undergone short-term fluctuations in demand and capacity conditions. For example, the 1996 worldwide semiconductor TAM ($132.0 billion) experienced an overall decline from 1995 ($144.4 billion), according to WSTS. The decline was primarily the result of a 36.2% reduction in sales in the volatile memory market (which includes the dynamic random access memory

("DRAM") market). However, the Company believes that the markets in which it competes (which do not include the DRAM market) along with the breadth of its product portfolio and its focus on multi-market end users make its businesses less vulnerable to these fluctuations.

PRODUCTS

    In Fiscal Year 1996, the Company derived approximately 89% of its revenues from selling products to unaffiliated third parties ("trade sales") such as original equipment manufacturers ("OEMs") and distributors, and approximately 11% from providing manufacturing services to National Semiconductor ("contract manufacturing services").

    STANDARD LOGIC PRODUCTS. Fairchild is one of the three leading suppliers of global standard logic ("logic") products, with a highly regarded trade name and industry standard products such as Fairchild Advanced Schottky Technology ("FAST-Registered Trademark-") and Fairchild Advanced CMOS Technology ("FACT-TM-"). Standard logic products are semiconductor chips that interconnect and route (or move) electronic signals on circuit boards. Logic products control instructions inside electronic devices, such as those instructing a computer display to turn on. Management estimates that the Company had a market share of 11.2% of the $2.9 billion of standard logic products sold worldwide in 1995. The Company's logic products are used in a wide variety of microelectronics applications, including personal computers and peripherals (38% of Fiscal Year 1996 logic trade revenue), telecommunications (32%), industrial systems and other products (18%), consumer products (6%) and automotive systems (6%). The Company supplies more than 4,700 types of logic devices to more than 50,000 customers worldwide, including AT&T Corporation, International Business Machines Corporation, Lucent Technologies Inc., Siemens AG and Toshiba Corp.

    DISCRETE PRODUCTS. Fairchild is the second largest U.S. producer of discrete power and small signal semiconductors ("discretes") with a well established trade name and industry standard products. Discrete products switch, amplify or otherwise shape or condition electrical signals. Products of this type are used to manage the distribution of power inside electronic devices, such as regulating the voltage of the LCD display of a microwave oven. Nearly every electronic product contains a number of discrete devices, from computers to dimmer switches for light fixtures. The Company's discrete products are used in a wide variety of applications in personal computers and peripherals (37% of Fiscal Year 1996 discrete trade revenue), industrial systems and other products (23%), telecommunications (20%), consumer products (11%) and automotive systems (9%). The Company supplies over 1,300 types of discrete devices to more than 15,000 customers worldwide, including Compaq Computer Corp., Delco Electronics Corp., Hewlett-Packard Co., Intel Corp., Motorola Inc., Northern Telecom Ltd., Seagate Technology Co. and Sony Electronics Corp.

    NON-VOLATILE MEMORY PRODUCTS. Fairchild is a leader in the global non-volatile memory market with a highly regarded trade name and industry standard Application Specific Standard Products ("ASSPs"), such as devices used in Plug and Play internal modems, sound cards and other peripheral devices for personal computers. Non-volatile memory products are semiconductor data storage chips that retain data after power has been shut off. Products of this type, including EPROMs and EEPROMs, are used to store data that does not frequently change, such as the internal instructions a cellular phone uses to operate. Management estimates that the Company had a market share of 9.3% of the approximately $2.0 billion non-volatile memory market served by the Company in 1995. The Company does not produce DRAMs or other volatile memory products. The Company's memory products are used in a wide variety of applications, including industrial systems and other products (32% of Fiscal Year 1996 memory trade revenue), telecommunications (22%), automotive systems (19%), personal computers and peripherals (15%) and consumer products (12%). The Company supplies over 900 types of memory devices to more than 6,000 customers worldwide, including Chrysler Corp., Delco Electronics, Ford Motor Co., Hewlett-Packard and Toshiba.

    For a more complete description, see "Business--Products and Technology."

    CONTRACT MANUFACTURING SERVICES. Fairchild has provided and will continue to provide manufacturing services to National Semiconductor, including the fabrication of semiconductor devices on silicon wafers and assembly and testing services for chips. Historically, these services have been provided at cost; however, under the Fairchild Foundry Services Agreement (as defined) and the Fairchild Assembly Services Agreement (as defined), National Semiconductor is required to purchase at least $330.0 million of services from Fairchild during the first 39 months after the consummation of the Transactions at prices that are designed to generate a 20% gross profit for the Company, subject to certain conditions and adjustments. See "The Transactions--Manufacturing Agreements." This arrangement will provide a base level of capacity utilization in the Company's facilities and will cover a substantial portion of Fairchild's associated fixed costs. See "Risk Factors--Dependence on National Semiconductor."

COMPANY STRENGTHS

    Management believes that the Company's strong competitive position in each of its businesses is primarily due to the following core strengths:

    MARKET LEADERSHIP. From its origins as one of the founders of the semiconductor industry, the Company has maintained a leading market position in each of its product lines. Fairchild is recognized for its leadership in breadth of products offered, worldwide distribution, high-volume manufacturing, on-time delivery, customer service and competitive prices. Fairchild's strong customer relationships give it an early opportunity to work with key customers to define their future technological requirements, affording the Company a leading market position and a competitive advantage in seizing new product opportunities. Many of the world's leading telecommunications, computer and automotive companies look to Fairchild to provide high-quality standard products as well as customized solutions to complex problems. See "Business--Sales, Marketing and Distribution."

    BREADTH AND QUALITY OF PRODUCT PORTFOLIO. The Company offers a broad portfolio of quality products, including one of the largest combined product offerings in the industry for logic, discrete and memory devices. Fairchild develops products for a wide range of market applications, reducing the Company's dependence on any single product, application or market. As a broad range supplier, the Company has the ability to provide its customers with a single source of supply for multiple product needs. The Company has achieved a reputation for maintaining the highest quality standards, as reflected by numerous supplier awards and certifications. The Company's leading position is evidenced by its record as a significant innovator in the semiconductor industry with several leading edge technologies and industry firsts, including its introduction of High Speed CMOS ("HCMOS") in the late 1970s, FAST-Registered Trademark- and FACT-TM- in the 1980s and Low Voltage Logic products in the 1990s. Recently, Fairchild won the Ford Q1 Preferred Quality Award and the Outstanding Supplier Quality One Award from Intel. See "Business--Customers and Applications."

    DIVERSE AND BLUE-CHIP CUSTOMER BASE. The Company's diverse customer base, in a wide spectrum of end markets, enables it to avoid much of the volatility that may be encountered in specific semiconductor markets. In all, the Company serves more than 50,000 customers, including the leading manufacturers in all of its markets, with no single customer other than National Semiconductor providing more than 5% of the Company's total annual revenue. In the telecommunications market, which had a CAGR of 29% from 1990 to 1995 and accounted for approximately 27% of Fiscal Year 1996 revenues, the Company has long-term relationships with many customers including Alcatel Corp., Ericsson SA, Lucent Technologies, Northern Telecom, Samsung Electronics, Inc. and Siemens. In the personal computer market, which had a CAGR of 25% from 1990 to 1995 and accounted for approximately 31% of Fiscal Year 1996 revenues, the Company's customers include Compaq, Dell Computer Corporation, IBM, Intel, NEC Corporation, Seagate Technology and Toshiba. In consumer products, a market which had a CAGR of 15% from 1990 to 1995 and produced approximately 8% of Fiscal Year 1996 revenues, the Company's customers include Canon Inc., Creative Design & Manufacturing Ltd., Goldstar Electric Co., Sony and Zenith Data Systems Inc. See "Business--Customers and Applications."

    HIGHLY EFFICIENT MANUFACTURING FACILITIES. The Company has spent approximately $355.0 million during the past three years primarily to build a new wafer fabrication plant ("fab") and to upgrade its existing facilities with state-of-the-art manufacturing equipment. Management credits these capital expenditures for yield improvements of 15% and capacity improvements of 40% for the Class 1 fabs. Management therefore believes that the Company is well positioned for growth and anticipates significantly lower capital outlays over the next three years. The Company has two classes of fabs, Class 1 fabs, in which the air in the manufacturing area has an average of less than one particle no larger than 0.3 micron per cubic foot, and Class 100 fabs, which have an average of less than 100 particles no larger than 0.5 micron per cubic foot. The Company's Class 1 fabs and Class 100 fabs are capable of producing approximately 7,220 6-inch wafers per week and 6,500 6-inch equivalent wafers per week, respectively. As a result of the Company's recent capital expenditure program, the Company operates in a manufacturing environment which, coupled with its leading edge technology, affords it a cost leadership position in the multi-market semiconductor industry. The total yield in Fairchild's Class 100 fabs is greater than 90%, which management believes is among the best in the world for facilities producing similar products. In addition, management believes that the assembly sites in Penang, Malaysia and Cebu, the Philippines are among the lowest cost facilities in the world as a result of the installation of state-of-the-art equipment and unique manufacturing processes. These facilities generated production yields in excess of 98% during Fiscal Year 1996. See "Business--Manufacturing."

    EXPERIENCED MANAGEMENT. The Company is led by an experienced senior management team of five individuals who average more than 25 years in the semiconductor industry. Fairchild's Chief Executive Officer, Kirk P. Pond, has 30 years of management experience in the semiconductor industry with Texas Instruments and Fairchild, most recently as the Chief Operating Officer of National Semiconductor. See "Management--Directors and Officers." In addition, Mr. Pond and several other Management Investors (as defined) have made a $6.5 million cash investment in the Company's parent, Fairchild Holdings. See "The Transactions." Upon consummation of the Transactions, the Management Investors owned in the aggregate approximately 16% of the outstanding common stock of Fairchild Holdings.

BUSINESS STRATEGY

    The Company's objective is to be the leading supplier of multi-market semiconductors to the worldwide telecommunications, consumer products, automotive, industrial systems and personal computer and peripherals industries. As a stand-alone company, Fairchild will implement a business strategy emphasizing the following key elements:

    INCREASE MARKET PENETRATION OF EXISTING PRODUCTS. As the only global semiconductor company focused solely on the logic, discrete and memory markets, Fairchild is uniquely positioned to dedicate its sales and marketing efforts toward expanding the market share of its existing products. Following National Semiconductor's decision to launch Fairchild as an independent company, Fairchild began to build an internal sales force dedicated solely to the sale of Fairchild's products. The Company's internal sales force, authorized representatives and distributors will be expanding customer information programs (including technical specifications, application notes and on-line services), augmenting the Company's comprehensive customer design-in support efforts (including application engineering and detailed product performance data) and increasing trade advertising.

    INTRODUCE NEW PRODUCTS. The Company is focused on expanding its customer base and increasing its market share by continuing to develop new products and enhance its current product portfolio. The increasing portability of computers, cellular phones and other electronic products is one of the industry's most significant trends. The Company is designing new products to meet the power management, lower voltage and heat dissipation characteristics demanded for portability. In the logic market, the Company, in alliance with Toshiba and Motorola, recently developed the advanced CMOS VCX family of 2.5 volt/2.5 nanosecond products. In the discrete market, the Company intends to build on its current momentum in the surface DMOS Power MOSFET area with the addition of products with low resistance, low gate drive, small footprints, thin profiles and superior heat dissipation characteristics. In the memory market, the Company has the broadest serial EEPROM product offering in the industry and intends to offer even more of the widely accepted Microwire, IIC and SPI serial EEPROM product families and to develop application specific memories, such as Plug and Play components for the personal computer adapter card market and HiSeC for the automotive market. Management believes that continued product innovation and investment in research and development will help insulate it from changes in demand patterns that affect particular customers, industry segments or end-product markets.

    MAINTAIN COST LEADERSHIP. The Company has made significant capital expenditures over the last three years to increase capacity and improve manufacturing efficiency at its facilities. Management believes that its fabs and assembly and test facilities are among the most productive and efficient in the industry. The Company will continue to invest in people and assets in order to increase productivity and enhance process efficiency. Improvements now underway include the expansion of a continuous flow process throughout the entire Penang test facility and the introduction of reel-to-reel processing in the Cebu assembly and test plant.

    MAINTAIN CONSISTENT HIGH QUALITY CUSTOMER SERVICE. Multi-market semiconductor products are available from a number of providers--accordingly, logistical support, customer service and delivery are critical to customer retention and sales growth. Fairchild seeks to distinguish its service by providing the industry's best support services, including electronic order entry and inquiry, just-in-time delivery and a full range of Internet services that provide device specifications and order entry for samples. Fairchild's customer support services are provided primarily from four regional customer support centers as well as many other sales office locations throughout the world.

NATIONAL SEMICONDUCTOR RELATIONSHIP

    As a result of the Transactions, National Semiconductor owns 15.0% of the equity of Fairchild Holdings and National Semiconductor and Fairchild each provide the other with certain manufacturing and assembly and test services. National Semiconductor is required to purchase at least $330.0 million of goods and services from the Company during the first 39 months after the consummation of the Transactions. See "The Transactions--Manufacturing Agreements." The continuing relationship between National Semiconductor and the Company provides an assured base of capacity utilization for Fairchild's facilities. The Company is afforded continued access to a substantial portion of National Semiconductor's proprietary technology which the Company plans to use to enter new markets and strengthen its existing position. See "The Transactions--Technology Licensing and Transfer Agreement." National Semiconductor had revenues of $2.0 billion in its fiscal year 1996 (excluding revenues attributable to Fairchild) and is one of the major U.S. producers of semiconductors. Although National Semiconductor retains an equity interest in Fairchild Holdings and has substantial commercial relations with Fairchild, National Semiconductor does not control Fairchild Holdings or Fairchild and is not responsible for Fairchild Holdings' or Fairchild's performance.

                                THE TRANSACTIONS

    Pursuant to the Agreement and Plan of Recapitalization dated January 24, 1997 (the "Recapitalization Agreement") with National Semiconductor, the following transactions occurred concurrently on March 11, 1997 (collectively, the "Transactions"): (i) National Semiconductor transferred to the Company substantially all of the assets and certain of the liabilities of the Fairchild multi-market semiconductor business in exchange for (a) demand promissory notes of the Company and its subsidiaries in the aggregate principal amount of $401.6 million (the "Purchase Price Notes") and (b) all of the Company's capital stock;
(ii) National Semiconductor transferred all of the capital stock of the Company and approximately $12.8 million in cash to Fairchild Holdings, a corporation newly formed by National Semiconductor for such purpose, in exchange for shares of 12% Series A Cumulative Compounding Preferred Stock of

Fairchild Holdings ("Holdings Preferred Stock"), common stock of Fairchild Holdings ("Holdings Common Stock") and a promissory note (the "Holdings PIK Note") of Fairchild Holdings in the principal amount of approximately $77.0 million; (iii) Fairchild Holdings issued (a) to Sterling Holding Company, LLC ("Sterling") shares of Holdings Preferred Stock and Holdings Common Stock for approximately $58.5 million in cash and (b) to Kirk P. Pond and Joseph R. Martin, together with certain other key employees of the Company (the "Management Investors"), Holdings Preferred Stock and Holdings Common Stock for approximately $6.5 million in cash; (iv) Fairchild Holdings contributed cash in the amount of approximately $77.8 million to the capital of the Company; (v) the Company borrowed $120.0 million under the Senior Credit Facilities and received the net proceeds from the issuance of the Existing Notes; and (vi) the Company repaid the Purchase Price Notes in cash. See "The Transactions." For information regarding the Senior Credit Facilities, see "Description of Certain Indebtedness--Senior Credit Facilities."

    The principal executive offices of the Company are located at 333 Western Avenue, Mail Stop 01-00, South Portland, Maine 04106 and its telephone number is
(207) 775-8100.

                               THE EXCHANGE OFFER

Securities Offered................  Up to $300,000,000 aggregate principal amount of 10 1/8%
                                    Senior Subordinated Notes Due 2007. The terms of the
                                    Exchange Notes and Existing Notes are identical in all
                                    material respects, except for certain transfer
                                    restrictions and registration rights relating to the
                                    Existing Notes.
The Exchange Offer................  The Exchange Notes are being offered in exchange for a like principal amount of Existing Notes. Existing Notes
                                    may be exchanged only in integral multiples of $1,000.
                                    The issuance of the Exchange Notes is intended to
                                    satisfy obligations of the Company contained in the
                                    Registration Rights Agreement.
Expiration Date; Withdrawal of
  Tender..........................  The Exchange Offer will expire at 5:00 p.m., New York
                                    City time, on         1997, or such later date and time
                                    to which it may be extended by the Company. The tender
                                    of Existing Notes pursuant to the Exchange Offer may be
                                    withdrawn at any time prior to the Expiration Date. Any
                                    Existing Notes not accepted for exchange for any reason
                                    will be returned without expense to the tendering holder
                                    thereof as promptly as practicable after the expiration
                                    or termination of the Exchange Offer.
Certain Conditions to the Exchange
  Offer...........................  The Company's obligation to accept for exchange, or to issue Exchange Notes in exchange for, any Existing Notes
                                    is subject to certain customary conditions relating to
                                    compliance with any applicable law or any applicable
                                    interpretation by the staff of the Commission, the
                                    receipt of any applicable governmental approvals and the
                                    absence of any actions or proceedings of any govern-
                                    mental agency or court which could materially impair the
                                    Company's ability to consummate the Exchange Offer. The
                                    Company currently expects that each of the conditions
                                    will be satisfied and that no waivers will be necessary.
                                    See "The Exchange Offer-- Certain Conditions to the
                                    Exchange Offer."

Procedures for Tendering Existing
  Notes...........................  Each holder of Existing Notes wishing to accept the
                                    Exchange Offer must complete, sign and date the Letter
                                    of Transmittal, or a facsimile thereof, in accordance
                                    with the instructions contained herein and therein, and
                                    mail or otherwise deliver such Letter of Transmittal, or
                                    such facsimile, together with such Existing Notes and
                                    any other required documentation, to the Exchange Agent
                                    (as defined) at the address set forth herein. See "The
                                    Exchange Offer--Procedures for Tendering Existing
                                    Notes."
Use of Proceeds...................  The Company will not receive any proceeds from the
                                    Exchange Offer.
Exchange Agent....................  United States Trust Company of New York (the "Exchange
                                    Agent") is serving as the Exchange Agent in connection
                                    with the Exchange Offer.
Federal Income Tax Consequences...  The exchange of Notes pursuant to the Exchange Offer should not be a taxable event for federal income tax
                                    purposes. See "Certain Federal Income Tax
                                    Considerations."

    CONSEQUENCES OF EXCHANGING EXISTING NOTES PURSUANT TO THE EXCHANGE OFFER

    Based on certain interpretive letters issued by the staff of the Commission to third parties in unrelated transactions, the Company is of the view that holders of Existing Notes (other than any holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchange their Existing Notes for Exchange Notes pursuant to the Exchange Offer generally may offer such Exchange Notes for resale, resell such Exchange Notes and otherwise transfer such Exchange Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided such Exchange Notes are acquired in the ordinary course of the holders' business and such holders have no arrangement with any person to participate in a distribution of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Existing Notes must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or in compliance with an available exemption from registration or qualification. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the Exchange Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the Notes reasonably requests in writing. If a holder of Existing Notes does not exchange such Existing Notes for Exchange Notes pursuant to the Exchange Offer, such Existing Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Existing Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Holders of Existing Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the Exchange Offer. See "The Exchange Offer--Consequences of Failure to Exchange; Resales of Exchange Notes."

    The Existing Notes are currently eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. Following commencement of the Exchange Offer but prior to its consummation, the Existing Notes may continue to be traded in the PORTAL market. Following consummation of the Exchange Offer, the Exchange Notes will not be eligible for PORTAL trading.

                               THE EXCHANGE NOTES

    The terms of the Exchange Notes and the Existing Notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the Existing Notes.

Securities Offered................  $300,000,000 aggregate principal amount of the Company's
                                    10 1/8% Senior Subordinated Notes Due 2007.

Maturity Date.....................  March 15, 2007.

Interest Payment Dates............  March 15 and September 15 of each year, commencing
                                    September 15, 1997.

Optional Redemption...............  The Exchange Notes (and any outstanding Existing Notes)
                                    are not redeemable prior to March 15, 2002, except that,
                                    until March 15, 2000, the Company may redeem, at its
                                    option, up to an aggregate of $105.0 million of the
                                    principal amount of the Notes at the redemption price
                                    set forth herein plus accrued interest to the date of
                                    redemption with the net proceeds of one or more Public
                                    Equity Offerings if at least $150.0 million of the
                                    principal amount of the Notes remains outstanding after
                                    each such redemption. On or after March 15, 2002, the
                                    Notes are redeemable at the option of the Company, in
                                    whole or in part, at the redemption prices set forth
                                    herein plus accrued interest to the date of redemption.
                                    See "Description of the Notes-- Optional Redemption."

Mandatory Redemption..............  The Company is required to redeem $150.0 million principal amount of Notes on March 15, 2005 and $75.0
                                    million principal amount of Notes on March 15, 2006, in
                                    each case at a redemption price of 100% of the principal
                                    amount plus accrued interest to the date of redemption,
                                    subject to the Company's right to credit against any
                                    such redemption Notes acquired by it otherwise than
                                    through any such redemption.

Change of Control.................  Upon a Change of Control and subject to certain conditions, each holder of the Notes may require the
                                    Company to repurchase the Notes held by such holder at
                                    101% of the principal amount thereof plus accrued
                                    interest to the date of repurchase. See "Description of
                                    the Notes--Change of Control."

Ranking...........................  The Exchange Notes will be unsecured and subordinated to all existing and future Senior Indebtedness of the
                                    Company. On a pro forma basis after giving effect to the
                                    Transactions, as of February 23, 1997, the Company would
                                    have had approximately $120.0 million of Senior
                                    Indebtedness outstanding. The Exchange Notes will rank
                                    PARI PASSU in right of payment with all senior
                                    subordinated indebtedness of the Company and senior to
                                    any other subordinated indebtedness of the Company
                                    issued after the Offering. See "Description of the
                                    Notes--Ranking" and "Pro Forma Combined Condensed
                                    Financial Statements and Unaudited Supplemental Data."

Guaranty..........................  The payment of the principal of, premium and interest on the Exchange Notes is fully and unconditionally
                                    guaranteed on a senior subordinated basis by Fairchild
                                    Holdings. The guarantee by Fairchild Holdings is
                                    subordinated to all existing and future Senior
                                    Indebtedness of Fairchild Holdings, including Fairchild
                                    Holdings' guarantee of the Company's obligations under
                                    the Senior Credit Facilities. Fairchild Holdings
                                    currently conducts no business and has no significant
                                    assets other than the capital stock of the Company, all
                                    of which is pledged to secure Fairchild Holdings'
                                    obligations under the Senior Credit Facilities. See
                                    "Description of the Notes--Guaranty."

Restrictive Covenants.............  The indenture relating to the Notes (the "Indenture")
                                    limits (i) the incurrence of additional debt by the
                                    Company and its subsidiaries, (ii) the payment of
                                    dividends on capital stock of the Company and the
                                    purchase, redemption or retirement of capital stock or
                                    subordinated indebtedness, (iii) investments, (iv)
                                    certain transactions with affiliates, (v) sales of
                                    assets, including capital stock of subsidiaries; and
                                    (vi) certain consolidations, mergers and transfers of
                                    assets. The Indenture also prohibits certain
                                    restrictions on distributions from subsidiaries. All of
                                    these limitations and prohibitions, however, are subject
                                    to a number of important qualifications. See
                                    "Description of the Notes--Certain Covenants."

    For a more detailed discussion of the Exchange Notes, see "Description of the Notes."

                                  RISK FACTORS

    Holders of Existing Notes should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate information set forth under "Risk Factors".

                            SUMMARY HISTORICAL DATA

    The following table sets forth summary historical combined financial data with respect to Fairchild. The summary historical combined financial data as of May 28, 1995 and May 26, 1996 and for the three fiscal years ended May 26, 1996 are derived directly from the audited Combined Financial Statements of Fairchild included elsewhere in this Prospectus. The summary historical combined financial data as of February 23, 1997 and for the nine months ended February 25, 1996 and February 23, 1997 are derived directly from the unaudited Combined Financial Statements of Fairchild included elsewhere in this Prospectus. The summary historical combined financial data for the Fiscal Years ended May 31, 1992 and May 30, 1993 and the summary historical balance sheet data as of May 31, 1992, May 30, 1993, May 29, 1994 and February 25, 1996 are derived from unaudited combined financial statements of Fairchild that are not included in this Prospectus. Such unaudited combined financial statements of Fairchild, in the opinion of management, include all adjustments necessary for the fair presentation of the financial condition and the results of operations of Fairchild. Operating results for the nine months ended February 23, 1997 are not necessarily indicative of the results of operations that may be expected for Fiscal Year 1997. This information should be read in conjunction with the Combined Financial Statements of Fairchild included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." See "Selected Combined Financial Data."

                                                                  FISCAL YEAR                       NINE MONTHS ENDED
                                             -----------------------------------------------------  -----------------
                                               1992       1993       1994       1995       1996     FEBRUARY 25, 1996
                                             ---------  ---------  ---------  ---------  ---------  -----------------
                                                                      (DOLLARS IN MILLIONS)
HISTORICAL STATEMENT OF
  OPERATIONS DATA:
Revenue....................................  $   535.7  $   620.0  $   716.6  $   680.3  $   775.4      $   596.6
Gross profit...............................       84.5      124.0      248.3      203.8      215.1          176.4

Research and development...................       30.9       24.5       27.4       31.0       30.3           22.7
Selling and marketing......................       46.5       44.7       55.0       56.8       65.6           50.0
General and administrative.................       24.4       24.7       42.3       43.5       48.4           37.6
Restructuring..............................       18.0         --         --         --         --             --

Revenues less direct and allocated expenses
  before other (income) expense and
  taxes....................................      (35.3)      30.1      123.6       72.5       70.8           66.1

OTHER FINANCIAL DATA:

REVENUE:
Logic......................................  $   306.5  $   326.6  $   393.8  $   327.7  $   338.6      $   261.9
Discrete...................................       65.8       67.2       80.0      116.4      175.0          135.2
Memory.....................................      109.0      148.9      185.1      185.5      174.2          135.8
Contract manufacturing services............       54.4       77.3       57.7       50.7       87.6           63.7
                                             ---------  ---------  ---------  ---------  ---------        -------
    Total revenue..........................  $   535.7  $   620.0  $   716.6  $   680.3  $   775.4      $   596.6
                                             ---------  ---------  ---------  ---------  ---------        -------
                                             ---------  ---------  ---------  ---------  ---------        -------

EBITDA(1)..................................  $    (0.2) $    64.4  $   162.3  $   117.2  $   135.0          111.0
Cash flows from operating activities.......         --(2)      71.4     153.4     115.1      110.2           77.1
Cash flows from investing activities.......         --(2)     (34.0)     (88.2)    (112.9)    (153.9)        (120.7)
Net financing provided to (from)
  National Semiconductor...................         --(2)      51.8      65.2       2.2      (43.7)         (43.6)
Depreciation and amortization..............       32.9       31.4       33.0       39.1       57.6           40.5
Capital expenditures.......................       26.0       34.0       88.2      112.9      153.9          120.7
Ratio of earnings to fixed charges(3)......         --(4)      11.7x      84.7x      75.3x      46.2x          57.3x

HISTORICAL BALANCE
  SHEET DATA (END OF PERIOD):

Inventories................................  $    77.5  $    55.0  $    60.9  $    68.8  $    93.1      $    96.3
Total assets...............................      187.8      175.5      233.0      323.2      432.7          422.2
Total business equity......................      140.6      100.8      161.1      233.2      349.2          346.8


                                             FEBRUARY 23, 1997
                                             -----------------

HISTORICAL STATEMENT OF
  OPERATIONS DATA:
Revenue....................................      $   509.7
Gross profit...............................          101.5
Research and development...................           13.6
Selling and marketing......................           33.5
General and administrative.................           39.1
Restructuring..............................            5.3
Revenues less direct and allocated expenses
  before other (income) expense and
  taxes....................................           10.0
OTHER FINANCIAL DATA:
REVENUE:
Logic......................................      $   210.4
Discrete...................................          118.1
Memory.....................................          105.4
Contract manufacturing services............           75.8
                                                    ------
    Total revenue..........................      $   509.7
                                                    ------
                                                    ------
EBITDA(1)..................................           66.7
Cash flows from operating activities.......           81.5
Cash flows from investing activities.......          (36.7)
Net financing provided to (from)
  National Semiconductor...................           44.8
Depreciation and amortization..............           50.8
Capital expenditures.......................           36.7
Ratio of earnings to fixed charges(3)......            8.4x
HISTORICAL BALANCE
  SHEET DATA (END OF PERIOD):
Inventories................................      $    67.3
Total assets...............................          390.2
Total business equity......................          314.0

------------------------------

(1) EBITDA is defined as the sum of revenue less direct and allocated expenses before other (income) expense, interest expense, taxes and depreciation and amortization. EBITDA is presented because the Company believes that it is a widely accepted financial indicator of an entity's ability to incur and service debt. EBITDA should not be considered by an investor as an alternative to net income or income from operations, as an indicator of the operating performance of the Company or other combined operations or cash flow data prepared in accordance with generally accepted accounting principles, or as an alternative to cash flows as a measure of liquidity. Depreciation and amortization for purposes of the EBITDA calculation includes amortization for tooling. Tooling is classified as a current asset in the financial statements of the Company and amortization thereof is not included in depreciation and amortization for purposes of calculating cash flows from operating activities, nor are cash outflows for tooling included in capital expenditures for purposes of calculating cash flows from investing activities. Tooling amortization included in EBITDA totaled $2.2 million, $2.9 million, $5.7 million, $5.6 million, $6.6 million, $4.4 million, and $5.9 million, for the Fiscal Years 1992 through 1996, and for the nine months ended February 25, 1996, and February 23, 1997, respectively. Tooling expenditures totaled $3.4 million, $5.5 million, $6.1 million, $5.2 million, $8.6 million, $6.1 million and $4.8 million for the same periods.

(2) Balance sheet data is not available for Fairchild prior to 1992. As such, it is not practicable to determine cash flow information for Fiscal Year 1992.

(3) Earnings consist of revenue less direct and allocated expenses before taxes plus fixed charges. Fixed charges consists of interest expense on debt and amortization of deferred debt issuance costs, and the portion (approximately one-third) of rental expense that the Company believes is representative of the interest component of rental expense.

(4) Earnings for Fiscal Year 1992 were inadequate to cover fixed charges by $34.8 million.

                           SUMMARY SUPPLEMENTAL DATA

    The following table sets forth certain unaudited supplemental data of the Company for the periods indicated. The unaudited supplemental data reflects certain pro forma adjustments and management's estimates of certain cost savings which management believes will be attained on a stand-alone basis. This information should be read in conjunction with the Unaudited Pro Forma Combined Condensed Financial Statements and notes thereto and Unaudited Supplemental Data and the notes thereto. See "Disclosure Regarding Forward Looking Statements."

                                                                                                                     NINE MONTHS
                                                                                                         FISCAL         ENDED
                                                                                                          YEAR       FEBRUARY 23,
                                                                                                          1996           1997
                                                                                                        ---------  ----------------
                                                                                                           (DOLLARS IN MILLIONS)

   Adjusted EBITDA(1).................................................................................     $206.2        103.3
    Cash interest expense(2)..........................................................................       40.3         29.7
        Total interest expense(3).....................................................................       42.9         31.4
    Ratio of Adjusted EBITDA to cash interest expense.................................................        5.1x         3.5x
    Ratio of Adjusted EBITDA to total interest expense................................................        4.8x         3.3x
    Ratio of debt to Adjusted EBITDA(4)...............................................................        2.0x          --

------------------------------

(1) Adjusted EBITDA is EBITDA as defined in Note 1 to the Summary Historical Data plus pro forma adjustments and management's estimate of certain cost savings which management believes will be achieved on a stand-alone basis. This information should be read in conjunction with the Unaudited Pro Forma Combined Condensed Financial Statements and notes thereto and Unaudited Supplemental Data and notes thereto, included elsewhere in this Prospectus.

(2) Cash interest expense represents the pro forma cash interest expense.

(3) Total interest expense represents the pro forma cash interest expense and amortization of deferred debt issuance costs.

(4) Debt consists of pro forma debt of $420.0 million outstanding as of February 23, 1997 as if the Transactions had occurred on such date.

                                  RISK FACTORS

    Holders of Existing Notes should carefully consider the risk factors set forth below, as well as the other information appearing in this Prospectus in connection with the Exchange Offer. The risk factors set forth below are generally applicable to the Existing Notes as well as the Exchange Notes.

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE INDEBTEDNESS

    The Company incurred substantial indebtedness in connection with the Transactions and, as a result, is highly leveraged. On a pro forma basis after giving effect to the Transactions, as of February 23, 1997, the Company would have had total indebtedness of $420.0 million (exclusive of the Holdings PIK
Note) and stockholder's equity of $14.0 million. Of the total $497.8 million used to consummate the Transactions, $420.0 million (84.4%) was supplied by debt (excluding the $77.0 million Holdings PIK Note), and $77.8 million (15.6%) was supplied by equity contributions. Pro forma interest expense, for Fiscal Year 1996 and nine months ended February 23, 1997, would have been $42.9 million and $31.4 million, respectively. Fairchild Holdings issued the Holdings PIK Note to National Semiconductor in exchange for all outstanding common stock of Fairchild. Fairchild Holdings' ability to repay the principal on the Holdings PIK Note is dependent on its ability to generate cash from its investment in Fairchild. The Company may incur additional indebtedness in the future, subject to limitations imposed by the Indenture and the Senior Credit Facilities. See "Pro Forma Capitalization" and "Unaudited Pro Forma Combined Condensed Financial Statements and Unaudited Supplemental Data."

    The Company's ability to make scheduled principal payments of, to pay interest on or to refinance its indebtedness (including the Exchange Notes) depend on its future performance and financial results, which, to a certain extent, are subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control. The Company's historical financial results have been, and its future financial results are anticipated to be, subject to substantial fluctuations. See "--Cyclical Industry." There can be no assurance that sufficient funds will be available to enable the Company to service its indebtedness, including the Notes, or make necessary capital expenditures or conduct needed research and development. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The degree to which the Company will be leveraged following the Offering could have important consequences to holders of the Notes, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations will be required to be dedicated to debt service and will not be available for other purposes; (ii) the Company's ability to obtain additional financing in the future could be limited; (iii) certain of the Company's borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; (iv) the Company may be more vulnerable to downturns in its business or in the general economy and may be restricted from making acquisitions, introducing new technologies or exploiting business opportunities; and (v) the Indenture and the Credit Agreement contain financial and restrictive covenants that limit the ability of the Company to, among other things, borrow additional funds, dispose of assets or pay cash dividends. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. In addition, the degree to which the Company is leveraged could prevent it from repurchasing all Notes tendered to it upon the occurrence of a Change of Control, which would constitute an Event of Default under the Indenture. See "Description of the Notes" and "Description of Certain Indebtedness."

RANKING OF THE NOTES AND GUARANTY

    The payment of the principal of, premium (if any) and interest on the Exchange Notes, like the Existing Notes, is subordinate in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Company. At February 23, 1997, after giving pro forma effect to the Transactions, the Company's Senior Indebtedness would have been approximately $120.0 million. Although the Indenture contains limitations on the amount of additional indebtedness that the Company may incur, under certain circumstances additional indebtedness may be incurred, the amount of which could be substantial and which may be Senior Indebtedness. See "Description of the Notes--Certain Covenants--Limitations on Indebtedness." As a result of the Transactions, the Company realized approximately $75.0 million of borrowing availability under the Senior Credit Facilities. Any such amounts, when borrowed, will constitute Senior Indebtedness of the Company.

    In the event of the bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay the Notes only after all Senior Indebtedness of the Company has been paid in full. Sufficient funds may not exist to pay amounts due on the Notes in such event. In addition, the subordination provisions of the Indenture provide that no cash payment may be made with respect to the Notes during the continuance of a payment default under any Senior Indebtedness of the Company. Furthermore, if certain non-payment defaults exist with respect to certain Senior Indebtedness of the Company, the holders of such Senior Indebtedness will be able to prevent payments on the Notes for certain periods of time. See "Description of the Notes--Ranking."

    Although the Company's U.S. operations are owned directly, its foreign operations are conducted through several subsidiaries organized outside the United States (the "Foreign Subsidiaries"). The Foreign Subsidiaries have not guaranteed or otherwise become obligated with respect to the Notes. The Notes will therefore be effectively subordinated to all existing and future liabilities, including indebtedness, of the Foreign Subsidiaries. As of February 23, 1997, on a pro forma basis after giving effect to the Transactions, the Foreign Subsidiaries would have had liabilities, excluding distributor reserves, of approximately $21.6 million reflected on the Company's combined balance sheet. Claims of creditors of the Foreign Subsidiaries, including trade creditors, will generally have priority as to the assets of such subsidiaries over the claims of the Company and the holders of the Company's indebtedness, including the Notes.

    Fairchild Holdings has guaranteed the Notes on a senior subordinated basis. Fairchild Holdings currently conducts no business and has no significant assets other than the capital stock of the Company, all of which has been pledged to secure Fairchild Holdings' obligations under the Senior Credit Facilities. Thus, currently there are no resources supporting Fairchild Holdings' guarantee of the Notes that are in addition to those to which holders of the Notes already have access as direct creditors of the Company. Fairchild Holdings' guarantee of the Notes is subordinated in right of payment to the guarantee by Fairchild Holdings of the Company's obligations under the Senior Credit Facilities, but is senior to Fairchild Holdings' obligations under the Holdings PIK Note. See "Description of the Notes--Guaranty."

CYCLICAL INDUSTRY

    The semiconductor industry is highly cyclical. During the latter half of Fiscal Year 1996 and the beginning of Fiscal Year 1997, the Company experienced significant declines in the pricing of its products as customers reduced demand forecasts and manufacturers reduced prices to keep capacity utilization high. The cycle was highly publicized by both the trade and general news media, as the semiconductor book-to-bill index ("Book-to-Bill") during this period fell below 1-to-1. Although in December 1996, Book-to-Bill exceeded 1-to-1, there can be no assurance that the market for semiconductors will continue to improve, nor can there be any assurance that the Company's markets will not experience other, possibly more severe and prolonged, downturns in the future. Additionally, the Company may experience significant changes in its operating profit margins as a result of variations in sales, changes in product mix, price competition for orders and costs associated with the introduction of new products.

    The markets for the Company's products depend on continued demand for personal computers, telecommunications, automotive, consumer and industrial electrical goods. There can be no assurance that these end-product markets will not experience changes in demand that will adversely affect the Company's prospects.

LACK OF INDEPENDENT OPERATING HISTORY

    Prior to the consummation of the Transactions, the business of the Company was conducted as a division of National Semiconductor since its acquisition by National Semiconductor in 1987. During Fiscal Year 1996, the Company incurred $144.3 million in costs for research and development, sales and marketing and general and administrative activities. These costs represent expenses incurred directly by the Company and charges allocated to Fairchild by National Semiconductor. Following consummation of the Transactions the Company has begun to provide many of these services on a stand-alone basis. However, to provide certain of these services for a transition period, in connection with the Transactions the Company entered into a Transition Services Agreement with National Semiconductor pursuant to which the Company obtains certain of these services substantially comparable to those previously provided. See "The Transactions--Transition Services Agreement." The unaudited supplemental financial information contained herein assumes that the Company would have incurred annual expenses of $99.5 million in Fiscal Year 1996 to obtain these services, either from National Semiconductor, under the Transition Services Agreement, or otherwise. There can be no assurance that charges under the Transition Services Agreement will not exceed historical charges or that upon termination of such Agreement the Company will be able to obtain similar facilities and services on comparable terms. See "--Dependence on National Semiconductor."

    A substantial portion of the Company's sales have been and will continue to be made through distributors. As a stand-alone entity, the Company will enter into new distribution arrangements with its distributors. However, there can be no assurance that the Company will be able to obtain distribution arrangements that are as favorable as those previously enjoyed by Fairchild as part of National Semiconductor.

USE OF ASSUMPTIONS TO ESTIMATE FUTURE OPERATING RESULTS

    Prior to consummation of the Transactions, the Company was a division of National Semiconductor and had no independent operating history. Many expenses that the Company now bears as a stand-alone entity were borne by National Semiconductor, with all or some portion of such costs allocated to the Company. In addition, Fairchild historically provided manufacturing services to National Semiconductor at cost. Under the Manufacturing Agreements Fairchild provides contract manufacturing services to National Semiconductor at rates designed to generate a 20% gross profit for the Company, subject to certain conditions and adjustments. As a result, the supplemental financial data throughout this Prospectus are based on management's estimates of what such expenses will be on a stand-alone basis, including the effect of the Transition Services Agreement and of what contract manufacturing revenue will be under the Manufacturing Agreements. See "The Transactions--Manufacturing Agreements." There can be no assurance that such estimates are accurate or will reflect the actual expenses of the Company. If the Company's actual expenses exceed such estimates, the Company's operating results will be less favorable than those set forth in such supplemental data.

NEW PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE

    The semiconductor industry as a whole is characterized by rapidly changing technology and industry standards, along with frequent new product introductions. The Company's success in these markets will depend on its ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. There can be no assurance that the Company will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner, or that products or technologies developed by others will not render the Company's products or technologies obsolete or noncompetitive. A fundamental shift in technology in the Company's product markets could have a material adverse effect on the Company.

KEY CUSTOMERS AND STRATEGIC RELATIONSHIPS

    In addition to the Company's continuing agreements for the sale of products to National Semiconductor, the Company has several other large customers, certain of which have entered into strategic alliances with the Company. Many of the Company's key customers operate in cyclical businesses and have in the past varied, and may in the future vary, order levels significantly from period to period. The loss of one or more of such customers, or a declining market in which such customers reduce orders or request reduced prices, could have a material adverse effect on the Company.

DEPENDENCE ON CERTAIN SOURCES OF SUPPLY

    The Company's manufacturing operations depend upon obtaining adequate supplies of raw materials on a timely basis. The Company purchases raw materials such as silicon wafers, lead frames, mold compound, ceramic packages and chemicals and gases from a number of suppliers on a just-in-time basis. From time to time, suppliers may extend lead times, limit supply to the Company or increase prices due to capacity constraints or other factors. The Company's results of operations could be adversely affected if it were unable to obtain adequate supplies of raw materials in a timely manner or if there were significant increases in the costs of raw materials. In addition, the Company subcontracts certain of its wafer fabrication and assembly and test operations to other manufacturers, including Torex, Alphatec, and National Semiconductor. The Company's operations could be adversely affected if these subcontract relationships were to be disrupted or terminated.

MANUFACTURING RISKS

    The Company's manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. The Company's manufacturing efficiency will be an important factor in its future profitability, and no assurance can be given that the Company will be able to maintain its manufacturing efficiency or increase manufacturing efficiency to the same extent as its competitors.

    In addition, as is common in the semiconductor industry, the Company has from time to time experienced difficulty in beginning production at new facilities or in effecting transitions to new manufacturing processes and, consequently, has suffered delays in product deliveries or reduced yields. There can be no assurance that the Company will not experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, upgrading or expanding existing facilities or changing its process technologies, any of which could result in a loss of future revenues. The Company's operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

DEPENDENCE ON NATIONAL SEMICONDUCTOR

    The Company continues to have rights and obligations under the continuing agreements with National Semiconductor. The Fairchild Foundry Services Agreement, pursuant to which National Semiconductor purchases products and services from the Company, will account for a substantial portion of the Company's revenues during the 39 months following the date of consummation of the Transactions. Under the Transition Services Agreement, National Semiconductor has agreed to continue to provide certain administrative services to the Company. Under the Technology Licensing and Transfer Agreement, National Semiconductor has agreed to indemnify the Company against certain losses relating to infringement of intellectual property rights of third parties. Any material adverse change in the purchase requirements of National Semiconductor, in its ability to supply the agreed-upon services, in its ability to fulfill its intellectual property indemnity obligations or in its ability to fulfill its other financial obligations under the continuing agreements could have a material adverse effect on the Company. Although National Semiconductor has retained an equity interest in Fairchild Holdings, and although it has and will continue to have substantial commercial relations with Fairchild, National Semiconductor does not control Fairchild Holdings or Fairchild and is not responsible for Fairchild Holdings' or Fairchild's performance.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS; FOREIGN CASH FLOWS

    Fairchild maintains significant operations in Cebu, the Philippines, and Penang, Malaysia. These facilities handle the assembly and test of most of the Company's products. The Company has enjoyed favorable labor, regulatory and tax conditions in both countries; however, the Company's foreign operations are subject to the risks of doing business internationally, such as changes in import duties, trade restrictions, transportation delays, work stoppages, economic and political instability, foreign currency fluctuations, the laws and policies of the United States and of the countries in which the Company's products are manufactured and other factors which could have a material adverse effect on the Company's business and results of operations. Management believes that the loss of its facilities in the Philippines or Malaysia would materially adversely affect the Company's business and results of operations until alternative manufacturing arrangements could be secured.

INTELLECTUAL PROPERTY

    The Company's future success and competitive position depends in part upon its ability to obtain and maintain certain proprietary technology used in its principal products, and the Company relies in part on patent, trade secret, trademark and copyright law to protect that technology. Some of the technology is not covered by any patent or patent application, and there can be no assurance that any of the more than 150 patents owned or thousands of patents licensed by the Company from National Semiconductor will not be invalidated, circumvented, challenged or licensed to others, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology or design around the patents owned or licensed by the Company. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries. Certain of the Company's technology is licensed on a non-exclusive basis from National Semiconductor which may license such technology to others, including competitors of the Company. Under the Technology Licensing and Transfer Agreement, National Semiconductor has limited royalty-free, worldwide license rights (without right to sublicense) to all or some of the Company's technology. See "The Transactions--Technology Licensing and Transfer Agreement." There can be no assurance that steps taken by the Company to protect its technology will prevent misappropriation of such technology.

    The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. There is no intellectual property litigation currently pending against the Company; however, the Company may from time to time be notified of claims that it may be infringing patents or other intellectual property rights owned by other third parties. If it is necessary or desirable, the Company may seek licenses under such patents or intellectual property rights. However, there can be no assurance that licenses will be offered or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain a license from a third party for technology used by the Company could cause the Company to incur substantial liabilities and to suspend the manufacture or shipment of products or the use by the Company of processes requiring the technology. Litigation could result in significant expense to the Company, adversely affecting sales of the challenged product or technology and diverting the efforts of the Company's technical and management personnel, whether or not such litigation is determined in favor of the Company. In the event of an adverse result in any such litigation, the Company could be required to pay substantial damages, cease the manufacture, use, sale or importation of infringing products, expend significant resources to develop or acquire non-infringing technology, discontinue the use of certain processes or obtain licenses to the infringing technology. There can be no assurance that the Company would be successful in such development or acquisition or that such licenses would be available under reasonable terms, and any such development, acquisition or license could require expenditures by the Company of substantial time and other resources. National Semiconductor has agreed to indemnify the Company for limited periods of time against claims that may be made that the Company's activities infringe the rights of others. See "The Transactions--Technology Licensing and Transfer Agreement."

    The Company also seeks to protect its proprietary technology, including technology that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with its collaborators, advisors, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of such research.

COMPETITION

    The semiconductor industry, and the multi-market semiconductor product markets specifically, are highly competitive. Competition is based on price, product performance, quality, reliability and customer service. The gross profit margins realizable in the Company's markets can differ across regions, depending on the economic strength of end-product markets in those regions. In addition, even in strong markets price pressures may emerge as competitors attempt to gain more share by lowering prices on those products. Competition in the various markets served by the Company comes from companies of various sizes, many of which are larger and have greater financial and other resources than the Company and thus can better withstand adverse economic or market conditions than can the Company. In addition, companies not currently in direct competition with the Company may introduce competing products in the future.

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends to a significant degree upon the continued contributions of key management, engineering, sales and marketing, finance and manufacturing personnel, certain of whom would be difficult to replace. The loss of the services of certain of these executives could have an adverse effect on the Company. There can be no assurance that the services of such personnel will continue to be made available. The Company has entered into employment arrangements with certain key executive officers and the Management Investors have invested approximately $6.5 million to purchase approximately 16% of the outstanding capital stock of Fairchild Holdings. See "Management" and "Ownership of Capital Stock."

ENVIRONMENTAL LIABILITIES; OTHER GOVERNMENTAL REGULATIONS

    The Company is subject to various federal, state, local and foreign environmental laws and regulations relating to the discharge, storage, treatment, handling, disposal and remediation of certain materials, substances and wastes used in or resulting from its operations. The Company's operations are also governed by laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous substances in the workplace. Pursuant to the Asset Purchase Agreement (as defined), National Semiconductor is obligated to indemnify the Company with respect to certain environmental liabilities related to events or activities prior to consummation of the Transactions, subject to certain limitations. See "The Transactions--Asset Purchase Agreement." The nature of the Company's operations expose it to the risk of liabilities or claims with respect to environmental matters, including those relating to the on- and off-site disposal and release of hazardous substances, and there can be no assurance that material costs will not be incurred in connection with such liabilities or claims.

    Based on the Company's experience to date, management believes that the future cost of compliance with existing environmental and health and safety laws and regulations (and liability for known environmental conditions) will not have a material adverse effect on the Company's business, financial condition or results of operations. However, management cannot predict what environmental or health and safety legislation or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted, nor can it predict the amount of future expenditures which may be required in order to comply with such environmental or health and safety laws or regulations or to respond to such environmental claims. See "Business--Environmental Matters."

OWNERSHIP OF FAIRCHILD HOLDINGS AND THE COMPANY

    As a result of the Transactions, Sterling and the Management Investors own approximately 85% of the outstanding voting stock of Fairchild Holdings, which owns all of the outstanding capital stock of the Company. By virtue of such stock ownership, such persons have the power to direct the affairs of the Company and are able to determine the outcome of all matters required to be submitted to stockholders for approval, including the election of a majority of the Company's directors and amendment of the Company's Certificate of Incorporation. See "The Transactions" and "Ownership of Capital Stock."

RESTRICTIONS IMPOSED BY THE SENIOR CREDIT FACILITIES AND THE INDENTURE

    The Senior Credit Facilities and the Indenture contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, enter into certain investments or acquisitions, repurchase or redeem capital stock, engage in mergers or consolidations, or engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect the Company's ability to finance its future operations or capital needs or engage in other business activities that may be in the interest of the Company. In addition, the Senior Credit Facilities also require the Company to maintain compliance with certain financial ratios. The ability of the Company to comply with such ratios may be affected by events beyond the Company's control. A breach of any of these covenants or the inability of the Company to comply with the required financial ratios could result in a default under the Senior Credit Facilities. In the event of any such default, the lenders under the Senior Credit Facilities could elect to declare all borrowings outstanding under the Senior Credit Facilities, together with accrued interest and other fees, to be due and payable, to require the Company to apply all of its available cash to repay such borrowings or to prevent the Company from making debt service payments on the Notes, any of which would be an Event of Default under the Notes. If the Company were unable to repay any such borrowings when due, the lenders could proceed against their collateral. If the indebtedness under the Senior Credit Facilities (and thus the Notes) or the Notes were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness in full. See "Description of the Notes" and "Description of Certain Indebtedness--Senior Credit Facilities."

LIMITATION ON A CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, the Company is obligated to make an offer to purchase all outstanding Notes at a price equal to 101% of the principal amount of the Notes, plus accrued interest thereon. The Credit Agreement prohibits the Company from purchasing any Notes, and also provides that the occurrence of certain Change of Control events with respect to the Company constitutes a default thereunder. In the event of a Change of Control, the Company must offer to repay all borrowings under the Credit Agreement or obtain the consent of its lenders under the Credit Agreement to the purchase of Notes. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute a default under the Indenture, which, in turn, would constitute a default under the Credit Agreement. There can be no assurance that the Company will have the financial ability to purchase the Notes upon the occurrence of a Change of Control. There can be no assurance that the Company will be able to comply with all of its obligations under the Credit Agreement, the Indenture, the Holdings PIK Note and the other indebtedness upon the occurrence of a Change of Control. See "Description of the Notes--Change of Control."

LACK OF PUBLIC MARKET

    The Existing Notes are currently eligible for trading in the PORTAL Market. The Exchange Notes are new securities for which there is no established market. The Company does not intend to list the Exchange Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The Initial Purchasers have advised the Company that they currently intend to make a market in the Exchange Notes. However, the Initial Purchasers are not obligated to do so and any market making may be discontinued at any time without notice. There can be no assurance as to the development of any market or the liquidity of any market that may develop for the Exchange Notes. See "Description of the Notes."

FRAUDULENT CONVEYANCE

    The Existing Notes were incurred to finance in part the acquisition of the Fairchild multi-market semiconductor business of National Semiconductor, and Fairchild Holdings guaranteed the Company's obligations under the Existing Notes and will guarantee the Company's obligations under the Exchange Notes. Management believes that the indebtedness of the Company represented by the Notes has been incurred for proper purposes and in good faith, and that, based on present forecasts, asset valuations and other financial information, after the consummation of the Transactions, each of the Company and Fairchild Holdings is solvent, has sufficient capital for carrying on its business and will be able to pay its debts as they mature. See, however, "--Substantial Leverage; Ability to Service Indebtedness." Notwithstanding management's belief, however, under federal or state fraudulent transfer laws, if a court of competent jurisdiction in a suit by an unpaid creditor or a representative of creditors (such as a trustee in bankruptcy or a debtor-in-possession) were to find that, at the time of the incurrence of such indebtedness, the Company or Fairchild Holdings was insolvent, was rendered insolvent by reason of such incurrence, was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, or intended to hinder, delay or defraud its creditors, and that the indebtedness was incurred for less than reasonably equivalent value, then such court could, among other things, (a) void all or a portion of Fairchild Holdings' or the Company's obligations to the Holders of the Notes, the effect of which would be that the Holders of the Notes might not be repaid in full and/or (b) subordinate Fairchild Holdings' or the Company's obligations to the Holders of the Notes to other existing and future indebtedness of the Company or Fairchild Holdings to a greater extent than would otherwise be the case, the effect of which would be to entitle such other creditors to which the Notes were not previously subordinated to be paid in full before any payment could be made on the Notes.

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the Exchange Offer. The gross proceeds to the Company from the sale of the Existing Notes of $300.0 million, together with the $120.0 million from the Revolving Credit Facility and the $77.8 million equity contribution, were used (i) to finance the purchase of Fairchild from National Semiconductor, (ii) to pay fees and expenses relating to the Transactions and (iii) to fund working capital needs of the Company.

                            PRO FORMA CAPITALIZATION

    The following table sets forth the capitalization of the Company as of February 23, 1997 on a pro forma basis after giving effect to the Transactions. This table should be read in conjunction with "Unaudited Pro Forma Combined Condensed Financial Statements and Unaudited Supplemental Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements included elsewhere in this Prospectus.

                                                                                AT FEBRUARY 23,
                                                                                     1997
                                                                                ---------------
                                                                                 (IN MILLIONS)
DEBT:
  Senior Credit Facilities:
    Revolving Credit Facility(1)..............................................     $  --
    Senior Term Facility (including $11.0 million current portion)............         120.0
  10 1/8% Senior Subordinated Notes Due 2007..................................         300.0
                                                                                      ------
      TOTAL DEBT..............................................................         420.0

STOCKHOLDER'S EQUITY(2):
  Common Stock $.01 par value; 100 shares issued and outstanding as of
    February 23, 1997 on a pro forma basis....................................        --
  Stockholder's equity........................................................          14.0
                                                                                      ------
      TOTAL STOCKHOLDER'S EQUITY..............................................          14.0
                                                                                      ------
      TOTAL CAPITALIZATION....................................................     $   434.0
                                                                                      ------
                                                                                      ------

------------------------

(1) Borrowings of up to $75.0 million under the Revolving Credit Facility are available to the Company for working capital and general corporate purposes. The Company did not draw upon the Revolving Credit Facility in connection with the Transactions.

(2) In addition to the Purchase Price Notes issued by the Company to National Semiconductor, Fairchild Holdings issued the Holdings PIK Note, Holdings Preferred Stock and Holdings Common Stock to National Semiconductor in exchange for all outstanding common stock of Fairchild and $12.8 million. Fairchild Holdings' ability to repay the principal on the Holdings PIK Note is dependent on its ability to generate cash from its investment in Fairchild.

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                              FINANCIAL STATEMENTS

    The following unaudited pro forma combined condensed financial statements (the "Pro Forma Financial Statements") are based on the historical Combined Financial Statements of Fairchild included elsewhere in this Prospectus adjusted to give effect to the Transactions. The Unaudited Pro Forma Combined Condensed Balance Sheet gives effect to the Transactions as if they had occurred as of February 23, 1997, and the Unaudited Pro Forma Combined Condensed Statements of Operations give effect to the Transactions as if they had occurred as of May 29, 1995. The Transactions and the related adjustments are described in the accompanying notes. The pro forma adjustments are based upon preliminary estimates and certain assumptions that management of the Company believes are reasonable in the circumstances. In the opinion of management, all adjustments have been made that are necessary to present fairly the pro forma data. Final amounts could differ from those set forth below.

    The Pro Forma Financial Statements should be read in conjunction with the notes included herewith, the Company's Combined Financial Statements and notes thereto as of May 28, 1995 and May 26, 1996 and for each of the Fiscal Years in the three-year period ended May 26, 1996, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants, the Company's unaudited Combined Financial Statements as of February 23, 1997 and for the nine-month periods ended February 23, 1997 and February 25, 1996, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The Pro Forma Financial Statements do not purport to represent what the Company's results of operations or financial position would have been had the Transactions occurred on the dates specified, or to project the Company's results of operations or financial position for any future period or date.

                                                                                            FISCAL YEAR ENDED MAY 26,
                                                                                                       1996
                                                                                            --------------------------
                                                                                                           PRO FORMA
                                                                                            HISTORICAL    ADJUSTMENTS
                                                                                            -----------  -------------
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS:                                         (DOLLARS IN MILLIONS)
Revenue
  Net Sales--trade........................................................................   $   687.8
  Contract manufacturing--National Semiconductor..........................................        87.6     $     9.01(a)
                                                                                            -----------       ------
                                                                                                 775.4           9.0
Cost of sales
  Cost of sales--trade....................................................................       472.7          (1.5)1(b)
  Cost of contract manufacturing--National Semiconductor..................................        87.6
                                                                                            -----------       ------
                                                                                                 560.3          (1.5)
                                                                                            -----------       ------
Gross profit..............................................................................       215.1          10.5
  Research and development................................................................        30.3
  Selling and marketing...................................................................        65.6          (3.5)1(b)
  General and administrative..............................................................        48.4          (3.1)1(b)
                                                                                            -----------       ------
Revenues less direct and allocated expenses before other (income) expense and taxes.......        70.8          17.1
  Other (income) expense..................................................................        (1.5)
  Non-cash interest expense...............................................................      --               2.61(d)
  Cash interest expense...................................................................      --              40.31(e)
                                                                                            -----------       ------
Revenue less direct and allocated expenses before taxes...................................   $    72.3         (25.8)
                                                                                            -----------
                                                                                            -----------
  Provision for income taxes..............................................................                      16.91(f)
                                                                                                              ------
Revenue less direct and allocated expenses................................................                     (42.7)
                                                                                                              ------
                                                                                                              ------


                                                                                              PRO FORMA
                                                                                            -------------
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS:
Revenue
  Net Sales--trade........................................................................    $   687.8
  Contract manufacturing--National Semiconductor..........................................         96.6
                                                                                                 ------
                                                                                                  784.4
Cost of sales
  Cost of sales--trade....................................................................        471.2
  Cost of contract manufacturing--National Semiconductor..................................         87.6
                                                                                                 ------
                                                                                                  558.8
                                                                                                 ------
Gross profit..............................................................................        225.6
  Research and development................................................................         30.3
  Selling and marketing...................................................................         62.1
  General and administrative..............................................................         45.3
                                                                                                 ------
Revenues less direct and allocated expenses before other (income) expense and taxes.......         87.9
  Other (income) expense..................................................................         (1.5)
  Non-cash interest expense...............................................................          2.6
  Cash interest expense...................................................................         40.3
                                                                                                 ------
Revenue less direct and allocated expenses before taxes...................................         46.5

  Provision for income taxes..............................................................         16.9
                                                                                                 ------
Revenue less direct and allocated expenses................................................    $    29.6
                                                                                                 ------
                                                                                                 ------

 See accompanying notes to unaudited pro forma combined condensed statements of operations.

                                                                                      NINE MONTHS ENDED FEBRUARY 23, 1997
                                                                                  -------------------------------------------
                                                                                                PRO FORMA
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS:                             HISTORICAL   ADJUSTMENTS        PRO FORMA
                                                                                  ----------   ------------      ------------
                                                                                             (DOLLARS IN MILLIONS)
Revenue
  Net sales--trade..............................................................    $433.9                         $  433.9
  Contract manufacturing--National Semiconductor................................      75.8        $  5.11(a)           80.9
                                                                                  ----------      ------         ------------
                                                                                     509.7           5.1              514.8
Cost of sales
  Cost of sales--trade..........................................................     332.4          (0.6)1(b)         331.8
  Cost of contract manufacturing--National Semiconductor........................      75.8                             75.8
                                                                                  ----------      ------         ------------
                                                                                     408.2          (0.6)             407.6
                                                                                  ----------      ------         ------------
Gross profit....................................................................     101.5           5.7              107.2
  Research and development......................................................      13.6                             13.6
  Selling and marketing.........................................................      33.5                             33.5
  General and administrative....................................................      39.1         (15.7)1(b,c)        23.4
  Restructuring.................................................................       5.3                              5.3
                                                                                  ----------      ------         ------------
Revenue less direct and allocated expenses before other (income) expense and
  taxes.........................................................................      10.0          21.4               31.4
  Other (income) expense........................................................       0.4                              0.4
  Non-cash interest expense.....................................................     --              1.71(d)            1.7
  Cash interest expense.........................................................     --             29.71(e)           29.7
                                                                                  ----------      ------         ------------
Revenue less direct and allocated expenses before taxes.........................    $  9.6         (10.0)              (0.4)
                                                                                  ----------
                                                                                  ----------
  Provision for income taxes....................................................                    (0.1)1(f)          (0.1)
                                                                                                  ------         ------------
Revenue less direct and allocated expenses......................................                  $ (9.9)          $   (0.3)
                                                                                                  ------         ------------
                                                                                                  ------         ------------

See accompanying notes to unaudited pro forma combined condensed statements of operations.

    NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

1 The Unaudited Pro Forma Combined Condensed Statements of Operations give effect to the following adjustments:

    (a) Reflects the increase in contract manufacturing revenue from National Semiconductor under the terms of the Manufacturing Agreements (as defined) between the Company and National Semiconductor. Historically, the services to be provided by Fairchild under the Manufacturing Agreements have been provided at cost. However, the terms of the Manufacturing Agreements (i) require National Semiconductor to purchase at least $330.0 million of goods and services from Fairchild during the first 39 months after the Transactions are consummated and (ii) are designed to generate a 20% gross profit for the Company subject to a biannual price adjustment based on actual wafer costs for the previous six months, except that the prices cannot be adjusted upward. The pro forma adjustment represents the wafer prices as stated in the Agreement applied to the historical unit volume, and compared to actual costs. See "The Transactions--Manufacturing Agreements."

       There is no pro forma adjustment with respect to the agreement concerning sales from National Semiconductor to the Company. That agreement provides for a pricing arrangement identical to that described above, except that guaranteed volume levels are significantly lower than historical volume levels. If the prices as stated in such Agreement were applied to the historical unit volume, the result would be that the Company would have recorded lower costs of sales primarily because historical product mix and volume is not indicative of that considered by such agreement.

    (b) Historically, National Semiconductor has allocated the costs of corporate services, generally based on a percentage of sales or a relevant usage base. Certain of these services are expected to continue to be provided by National Semiconductor to Fairchild based on the Transition Services Agreement, on terms which are generally more favorable to the Company than represented by such historical allocations. The adjustment represents the difference between amounts previously allocated by National Semiconductor for these services and the amounts which would have been paid to National Semiconductor had the Transition Services Agreement been in effect since May 29, 1995 for those services covered thereby and for which the price is fixed and for which the historical costs are determinable. These adjustments can be summarized as follows:

                                                                                                  FISCAL YEAR    NINE MONTHS
                                                                                                     ENDED          ENDED
                                                                                                    MAY 26,     FEBRUARY 23,
                                                                                                     1996           1997
                                                                                                  -----------  ---------------
                                                                                                         (IN MILLIONS)
Logistical warehousing, planning and quality assurance services.................................   $     1.5      $     0.6
Regional and corporate sales and marketing services.............................................         3.5         --
Regional and corporate finance, human resources and general and administrative services.........         3.1            1.6
                                                                                                  -----------           ---
                                                                                                   $     8.1      $     2.2
                                                                                                  -----------           ---
                                                                                                  -----------           ---

    (c) In the nine months ended February 23, 1997, Fairchild recorded charges of $14.1 million, primarily related to retention and incentive bonuses to key employees which were directly related to the Transactions. The adjustment reflects the elimination of such non-recurring retention bonuses accrued for employees in the nine-months ended February 23, 1997. These bonuses will be paid by National Semiconductor.

    (d) Represents non-cash interest expense of $2.6 million and $1.7 million in the Fiscal Year ended May 26, 1996, and the nine months ended February 23, 1997 representing the amortization of debt issuance costs of $20.6 million using the effective interest method.

    (e) Represents estimated cash interest expense from the use of borrowings to finance the Transactions and future working capital requirements.

                                                                                                  FISCAL YEAR   NINE MONTHS
                                                                                                     ENDED         ENDED
                                                                                                    MAY 26,    FEBRUARY 23,
                                                                                                     1996          1997
                                                                                                  -----------  -------------
                                                                                                        (IN MILLIONS)
Interest on Notes (10.125% on $300 million).....................................................   $    30.4     $    22.8
Interest on borrowings under the Senior Credit Facilities at LIBOR (5.5625%) plus:
    Term A 2.50% (8.0625% on $75.0 million).....................................................         5.7           3.8
    Term B 3.00% (8.5625% on $45.0 million).....................................................         3.8           2.8
Commitment fee of 1/2% on unused Revolving Credit Facility......................................         0.4           0.3
                                                                                                  -----------       ------
                                                                                                   $    40.3     $    29.7
                                                                                                  -----------       ------
                                                                                                  -----------       ------

    (f) Represents the pro forma income tax provision as if the Company were a stand-alone entity, assuming certain non U.S. income is invested indefinitely outside the United States.

                      FAIRCHILD SEMICONDUCTOR CORPORATION

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                               FEBRUARY 23, 1997

                                 (IN MILLIONS)

                                                                             ADJUSTMENTS TO
                                                                             REFLECT ENTITY         ENTITY      PRO FORMA
                                                              HISTORICAL     RECAPITALIZED       RECAPITALIZED ADJUSTMENTS
                                                              ---------  ----------------------  ------------  -----------
Current assets:
  Cash......................................................  $  --       $                       $   --        $    71.4
  Inventories...............................................       67.3                                 67.3
  Prepaids and other........................................        8.6                                  8.6
  Miscellaneous receivables.................................        9.6        (9.6)  1                   --
                                                              ---------  -----------             ------------  -----------
    Total current assets....................................       85.5        (9.6)                    75.9         71.4
Property, plant and equipment...............................      303.8                                303.8
Deferred income taxes.......................................     --                                   --             25.0
Other assets................................................        0.9                                  0.9         20.6
                                                              ---------  -----------             ------------  -----------
    Total assets............................................  $   390.2        (9.6)              $    380.6    $   117.0
                                                              ---------  -----------             ------------  -----------
                                                              ---------  -----------             ------------  -----------
Current liabilities
  Revolving credit facility.................................  $  --       $                       $   --        $
  Current portion of bank debt..............................     --                                   --             11.0
  Accounts payable..........................................       41.3       (12.2)  1                 29.1
  Accrued expenses..........................................       21.1        13.4   1                 34.5
  Special reserves..........................................       13.8       (13.8)  1               --
                                                              ---------  -----------             ------------  -----------
    Total current liabilities...............................       76.2       (12.6)                    63.6         11.0
Long term bank debt, less current
  portion...................................................     --                                   --            109.0
Senior Notes................................................     --                                   --            300.0
Deferred income taxes.......................................     --                                   --
                                                              ---------  -----------             ------------  -----------
    Total liabilities.......................................       76.2       (12.6)                    63.6        420.0
Business equity/Stockholder's equity:
Business equity.............................................      314.0         3.0   1                317.0       (317.0)
Common Stock ($0.01 par value, no shares authorized, issued
  and outstanding at February 23, 1997; 100 shares
  authorized, issued and outstanding on a pro forma basis)..     --                                   --
Stockholder's equity........................................     --                                   --             14.0
                                                              ---------  -----------             ------------  -----------
    Total liabilities and business equity/stockholder's
      equity................................................  $   390.2   $    (9.6)              $    380.6    $   117.0
                                                              ---------  -----------             ------------  -----------
                                                              ---------  -----------             ------------  -----------


                                                                          PRO FORMA
                                                                         -----------
Current assets:
  Cash......................................................  2(a)        $    71.4
  Inventories...............................................                   67.3
  Prepaids and other........................................                    8.6
  Miscellaneous receivables.................................                     --
                                                                         -----------
    Total current assets....................................                  147.3
Property, plant and equipment...............................                  303.8
Deferred income taxes.......................................  2(h)             25.0
Other assets................................................  2(d)             21.5
                                                                         -----------
    Total assets............................................              $   497.6
                                                                         -----------
                                                                         -----------
Current liabilities
  Revolving credit facility.................................              $  --
  Current portion of bank debt..............................  2(b)             11.0
  Accounts payable..........................................                   29.1
  Accrued expenses..........................................                   34.5
  Special reserves..........................................                 --
                                                                         -----------
    Total current liabilities...............................                   74.6
Long term bank debt, less current
  portion...................................................  2(b)            109.0
Senior Notes................................................  2(c)            300.0
Deferred income taxes.......................................                 --
                                                                         -----------
    Total liabilities.......................................                  483.6
Business equity/Stockholder's equity:
Business equity.............................................  2(i)           --
Common Stock ($0.01 par value, no shares authorized, issued
  and outstanding at February 23, 1997; 100 shares
  authorized, issued and outstanding on a pro forma basis)..                 --
Stockholder's equity........................................  2(j)             14.0
                                                                         -----------
    Total liabilities and business equity/stockholder's
      equity................................................              $   497.6
                                                                         -----------
                                                                         -----------

See accompanying notes to unaudited pro forma combined condensed balance sheet.

         NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

1 Adjustments to the Company's historical Combined Balance Sheet as of February 23, 1997 to reflect the elimination of $9.6 million of receivables and $27.2 million of liabilities which are excluded from the Transactions and to reflect the assumption of $14.6 million in liabilities for distributor accounts receivable reserves which are not included in the historical balance sheet.

2 The Unaudited Pro Forma Combined Condensed Balance Sheet gives effect to the following pro forma adjustments:

    (a) Represents the pro forma net increase in cash as a result of the following:

                                                                                                 AMOUNT
                                                                                              -------------
                                                                                              (IN MILLIONS)
Proceeds from Senior Term Facility..........................................................    $   120.0(b)
Proceeds from the Notes.....................................................................        300.0(c)
Deferred debt issuance costs................................................................        (20.6)(d)
Cash paid to National Semiconductor.........................................................       (401.6)(e)
Capital contribution from Fairchild Holdings................................................         77.8(f)
Equity transaction fees.....................................................................         (4.2)(g)
                                                                                              -------------
                                                                                                $    71.4
                                                                                              -------------
                                                                                              -------------

    (b) Represents proceeds of $120.0 million received from 5-year and 7-year term loan borrowings at the LIBOR rate plus 2.5% and 3.0%, respectively. Interest rates of 8.06% and 8.56%, respectively, were used for purposes of calculating pro forma interest expense. The current portion of the term loan borrowings is $11.0 million.

    (c) Represents the proceeds received from the issuance of the Notes of $300.0 million at an interest rate of 10.125%.

    (d) Represents deferred debt issuance costs primarily comprised of underwriting, commitment and professional fees of $20.6 million associated with the Senior Credit Facilities and the Notes.

    (e) Represents cash paid to National Semiconductor of $401.6 million in exchange for National Semiconductor's transfer of the assets and assumed liabilities to Fairchild. See notes 2(i) and 2(j). National Semiconductor also received 100 shares of $.01 par value common stock in Fairchild which represents all of the outstanding common stock of Fairchild. The cash distribution to National Semiconductor is subject to a dollar for dollar adjustment to the extent that the Closing Inventory Amount is greater or less than the amount of inventory on a pro forma basis after giving effect to the Transactions on February 23, 1997 of $67.3 million. See "The Transactions-- Recapitalization Agreement."

    (f) Represents a capital contribution of $77.8 million from Fairchild Holdings. Fairchild Holdings received $77.8 million from Sterling, National Semiconductor and the Management Investors as follows. See note 2(j):

                                                                                                  AMOUNT
                                                                                              ---------------
                                                                                               (IN MILLIONS)
Received from Sterling in exchange for 53,113 shares of Holdings Preferred Stock, 3,553,000
  shares of Holdings Class A Stock and 7,163,880 shares of Holdings Class B Stock...........     $    58.5
Received from National Semiconductor in exchange for 11,667 shares of Holdings Preferred
  Stock, 1,095,000 shares of Holdings Class A Stock and 1,245,000 shares of Holdings Class B
  Stock and the $77.0 million Holdings PIK Note from Fairchild Holdings.....................          12.8*
Received from the Management Investors in exchange for 5,220 shares of Holdings Preferred
  Stock and 2,543,120 shares of Holdings Class A Stock......................................           6.5
                                                                                                     -----
                                                                                                 $    77.8
                                                                                                     -----
                                                                                                     -----

       -------------------------------------

       *National Semiconductor also transferred 100 shares of Fairchild common stock to Fairchild Holdings.

    (g) Represents expenses of $4.2 million relating to the redemption of old common stock in Fairchild and the issuance of Holdings Preferred Stock, Holdings Class A Stock and Holdings Class B Stock. See note 2(j).

    (h) The asset purchase included in the Transactions qualifies as a taxable event for U.S. federal income tax purposes. The pro forma adjustment represents the estimated deferred tax asset of $45.0 million related to the difference between the tax basis and the book basis of assets and liabilities as of February 23, 1997 after giving pro forma effect to the Transactions, net of a valuation allowance of $20.0 million.

    (i) Represents the pro forma elimination of business equity of $317.0 million as a result of the portion of the cash paid to National Semiconductor of $401.6 million attributable to business equity. See notes 2(e) and 2(j).

    (j) Represents the pro forma stockholder's equity resulting from the following:

                                                                                              AMOUNT
                                                                                           -------------
                                                                                           (IN MILLIONS)
The excess of the $401.6 million paid to National Semiconductor over the $317.0 million
  attributable to business equity........................................................    $   (84.6)(e)(i)
Capital contribution from Fairchild Holdings.............................................         77.8(f)
Equity transaction fees..................................................................         (4.2)(g)
Deferred tax asset.......................................................................         25.0(h)
                                                                                                ------
                                                                                             $    14.0
                                                                                                ------
                                                                                                ------

                     UNAUDITED SUPPLEMENTAL FINANCIAL DATA

    The Pro Forma Combined Financial Statements included elsewhere herein give effect to certain pro forma adjustments to historical amounts as described in the notes to such data. In evaluating the Notes, investors should consider additional supplemental financial data which are summarized below.

    The Unaudited Supplemental Financial Data reflect (i) certain pro forma adjustments and (ii) management's estimates of certain cost savings which management believes will be attained as a result of the Transactions. See "Disclosure Regarding Forward Looking Statements."

                                                                                    FISCAL YEAR   NINE MONTHS
                                                                                       ENDED         ENDED
                                                                                      MAY 26,    FEBRUARY 23,
                                                                                       1996          1997
                                                                                    -----------  -------------
                                                                                          (IN MILLIONS)
Historical EBITDA(1)..............................................................   $   135.0     $    66.7
Pro forma adjustments before interest and taxes(2):
    Manufacturing Agreements......................................................         9.0           5.1
    Transition Services Agreement.................................................         8.1           2.2
    Elimination of retention bonuses..............................................      --              14.1
                                                                                    -----------  -------------
      Total pro forma adjustments before interest and taxes.......................        17.1          21.4

Management's estimate of cost savings, cost eliminations and increased gross margins which are anticipated on a stand-alone basis:
    Cost of sales(3)..............................................................        10.6           5.0
    Research and development(4)...................................................         7.9          (2.7)
    Selling, general and administrative(5)........................................        30.3           1.1
    Restructuring charge(6).......................................................      --               5.3
    Additional volume from Manufacturing Agreements(7)............................         5.3           6.5
                                                                                    -----------  -------------
Adjusted EBITDA...................................................................   $   206.2     $   103.3
                                                                                    -----------  -------------
                                                                                    -----------  -------------
Ratio of EBITDA to cash interest expense(8).......................................        5.1x          3.5x
Ratio of debt to Adjusted EBITDA(9)...............................................        2.0x            --

(1) EBITDA is defined as the sum of revenue less direct and allocated expenses before other (income) expense, interest expense, taxes and depreciation and amortization. EBITDA is presented because the Company believes that it is a widely accepted financial indicator of an entity's ability to incur and service debt. EBITDA should not be considered by an investor as an alternative to net income or income from operations, as an indicator of the operating performance of the Company or other combined operations or cash flow data prepared in accordance with generally accepted accounting principles or as an alternative to cash flows as a measure of liquidity. Depreciation and amortization for purposes of the EBITDA calculation includes amortization for tooling. Tooling is classified as a current asset in the financial statements of the Company and amortization thereof is not included in depreciation and amortization for purposes of calculating cash flows from operating activities, nor are cash outflows for tooling included in capital expenditures for purposes of calculating cash flows from investing activities. Tooling amortization included in EBITDA totaled $2.2 million, $2.9 million, $5.7 million, $5.6 million, $6.6 million, $4.4 million, and $5.9 million for the Fiscal Years 1992 through 1996, and for the nine months ended February 25, 1996, and February 23, 1997, respectively. Tooling expenditures totaled $3.4 million, $5.5 million, $6.1 million, $5.2 million, $8.6 million, $6.1 million and $4.8 million for the same periods.

(2) See notes to Unaudited Pro Forma Combined Condensed Statements of
    Operations.

(3) COST OF SALES. The estimated cost savings relating to cost of sales include:
    (i) elimination of indirect National Semiconductor logistic expenses and allocated information systems expenses that management does not intend to replicate after consummation of the Transactions; (ii) elimination of expenses related to the transfer of production of certain Fairchild products from a National Semiconductor manufacturing facility to a Fairchild manufacturing facility; and (iii) elimination of indirect National Semiconductor planning and quality assurance expenses that management does not intend to replicate after consummation of the Transactions.

(4) RESEARCH AND DEVELOPMENT. Historically, National Semiconductor allocated research and development costs to Fairchild based primarily on forecasted unit manufacturing volume. For Fiscal Year 1996, such allocation methodology resulted in charges greater than Fairchild's research and development needs, primarily because Fairchild's products are more standardized, have longer lives and require lower development expense than National Semiconductor's products generally. The estimated cost savings (increase) are primarily attributable to the excess of allocated research and development costs over the Company's estimate of the research and development costs necessary to replace such services on a stand-alone basis. During Fiscal Year 1997, National Semiconductor reduced its allocations to reflect the redirection of National Semiconductor's research and development spending away from Fairchild, resulting in lower charges than management expects to incur on a stand-alone basis.

(5) SELLING, GENERAL AND ADMINISTRATIVE. National Semiconductor allocated selling, general and administrative expenses to the Company based on sales and net assets, both of which resulted in allocations to the Company greater than the expenses necessary on a stand-alone basis. The Company's multi-market, standardized products require a

                     UNAUDITED SUPPLEMENTAL FINANCIAL DATA

    generally lower level of marketing and application engineering support than the products of National Semiconductor. In addition, the cost savings represent general and administrative allocations that the Company will not replicate, such as certain corporate oversight and administrative services currently provided by National Semiconductor.

(6) RESTRUCTURING CHARGE. The non-recurring charge was taken to reflect the costs associated with the Company's cost reduction initiative. The associated cash outlays relating to such charges have been paid by National Semiconductor in the nine months ended February 23, 1997.

(7) ADDITIONAL VOLUME FROM MANUFACTURING AGREEMENTS. Under the terms of the Manufacturing Agreements, National Semiconductor's committed volume requirements are higher than its historical usage. Had such higher committed volume requirements been fulfilled by Fairchild, the Company would have had lower fixed production costs per unit and, in turn, higher gross margins. See "The Transactions--Manufacturing Agreements."

(8) The ratio of Adjusted EBITDA to net cash interest expense is defined as Adjusted EBITDA divided by cash interest expense which is summarized in Note 1(e) to the Unaudited Pro Forma Combined Condensed Statements of Operations.

(9) The ratio of debt to Adjusted EBITDA is defined as the $420.0 million in pro forma debt outstanding as of February 23, 1997 divided by Adjusted EBITDA.

                        SELECTED COMBINED FINANCIAL DATA

    The following table sets forth selected historical combined financial data with respect to Fairchild. The historical combined financial data as of May 28, 1995 and May 26, 1996 and for the three fiscal years ended May 26, 1996 are derived directly from the audited Combined Financial Statements of Fairchild included elsewhere in this Prospectus. The historical combined financial data as of February 23, 1997 and for the nine months ended February 25, 1996 and February 23, 1997 are derived directly from the unaudited Combined Financial Statements of Fairchild included elsewhere in this Prospectus. The historical combined financial data as of May 31, 1992, May 30, 1993, May 29, 1994 and February 25, 1996 and for the Fiscal Years ended May 31, 1992 and May 30, 1993 are derived from unaudited combined financial statements of Fairchild that are not included in this Prospectus. Such unaudited combined financial statements, in the opinion of management, include all adjustments necessary for the fair presentation of the financial condition and the results of operations of Fairchild for such periods and as of such dates. Operating results for the nine months ended February 23, 1997 are not necessarily indicative of the results of operations that may be expected for Fiscal Year 1997. This information should be read in conjunction with the Combined Financial Statements of Fairchild included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                            NINE MONTHS
                                                                                                               ENDED
                                                                         FISCAL YEAR                       -------------
                                                    -----------------------------------------------------  FEBRUARY 25,
                                                      1992       1993       1994       1995       1996         1996
                                                    ---------  ---------  ---------  ---------  ---------  -------------
                                                                           (DOLLARS IN MILLIONS)
HISTORICAL STATEMENT OF OPERATIONS DATA:

Revenue...........................................  $   535.7  $   620.0  $   716.6  $   680.3  $   775.4    $   596.6

Gross profit......................................       84.5      124.0      248.3      203.8      215.1        176.4
Research and development..........................       30.9       24.5       27.4       31.0       30.3         22.7
Selling and marketing.............................       46.5       44.7       55.0       56.8       65.6         50.0
General and administrative........................       24.4       24.7       42.3       43.5       48.4         37.6
Restructuring.....................................       18.0         --         --         --         --           --

Revenues less direct and allocated expenses before
 other (income) expense and taxes.................      (35.3)      30.1      123.6       72.5       70.8         66.1

OTHER FINANCIAL DATA:
REVENUE:
Logic.............................................  $   306.5  $   326.6  $   393.8  $   327.7  $   338.6    $   261.9
Discrete..........................................       65.8       67.2       80.0      116.4      175.0        135.2
Memory............................................      109.0      148.9      185.1      185.5      174.2        135.8
Contract manufacturing services...................       54.4       77.3       57.7       50.7       87.6         63.7
                                                    ---------  ---------  ---------  ---------  ---------  -------------
      Total revenue...............................  $   535.7  $   620.0  $   716.6  $   680.3  $   775.4    $   596.6
                                                    ---------  ---------  ---------  ---------  ---------  -------------
                                                    ---------  ---------  ---------  ---------  ---------  -------------
Depreciation and amortization.....................  $    32.9  $    31.4  $    33.0  $    39.1  $    57.6    $    40.5
Capital expenditures..............................  $    26.0  $    34.0  $    88.2  $   112.9  $   153.9    $   120.7
Ratio of earnings to fixed charges(1).............         --(2)      11.7x      84.7x      75.3x      46.2x        57.3x
Fairchild Holdings ratio of earnings to combined
 fixed charges(3).................................         --(2)      11.7x      84.7x      75.3x      46.2x        57.3x

HISTORICAL BALANCE SHEET DATA (END OF PERIOD):

Inventories.......................................  $    77.5  $    55.0  $    60.9  $    68.8  $    93.1    $    96.3
Total assets......................................      187.8      175.5      233.0      323.2      432.7        422.2
Total business equity.............................      140.6      100.8      161.1      233.2      349.2        346.8


                                                    FEBRUARY 23,
                                                        1997
                                                    -------------

HISTORICAL STATEMENT OF OPERATIONS DATA:
Revenue...........................................    $   509.7
Gross profit......................................        101.5
Research and development..........................         13.6
Selling and marketing.............................         33.5
General and administrative........................         39.1
Restructuring.....................................          5.3
Revenues less direct and allocated expenses before
 other (income) expense and taxes.................         10.0
OTHER FINANCIAL DATA:
REVENUE:
Logic.............................................    $   210.4
Discrete..........................................        118.1
Memory............................................        105.4
Contract manufacturing services...................         75.8
                                                    -------------
      Total revenue...............................    $   509.7
                                                    -------------
                                                    -------------
Depreciation and amortization.....................    $    50.8
Capital expenditures..............................    $    36.7
Ratio of earnings to fixed charges(1).............          8.4x
Fairchild Holdings ratio of earnings to combined
 fixed charges(3).................................          8.4x
HISTORICAL BALANCE SHEET DATA (END OF PERIOD):
Inventories.......................................    $    67.3
Total assets......................................        390.2
Total business equity.............................        314.0

------------------------------

(1) Earnings consist of revenue less direct and allocated expenses before taxes plus fixed charges. Fixed charges consists of interest expense on debt and amortization of deferred debt issuance costs, and the portion (approximately one-third) of rental expense that the Company believes is representative of the interest component of rental expense. For Fiscal Year 1996, on a pro forma basis after giving effect to the Transactions, the ratio of earnings to fixed charges was 2.0x. For the nine months ended February 23, 1997, on a pro forma basis after giving effect to the Transactions, earnings were inadequate to cover fixed charges by $0.4 million.

(2) Earnings for Fiscal Year 1992 were inadequate to cover fixed charges by $34.8 million.

(3) Earnings consist of Fairchild Holdings revenue less direct and allocated expenses before taxes plus fixed charges. Combined Fixed Charges consist of interest expense on debt and amortization of deferred debt issuance costs, preferred dividends and the portion (approximately one-third) of rental expense that the Company believes is representative of the interest component of rental expense. For Fiscal Year 1996, on a pro forma basis after giving effect to the Transactions, the Fairchild Holdings ratio of earnings to combined fixed charges was 1.5x. For the nine months ended February 23, 1997, on a pro forma basis after giving effect to the Transactions, earnings were inadequate to cover combined fixed charges by $15.1 million.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the Combined Financial Statements of the Company included elsewhere in this Prospectus. The Company generally accounts for its revenue by major product group (logic, discrete and memory); however, the Company separately accounts for its revenue from National Semiconductor as contract manufacturing services. Revenue by product group, referred to as "trade sales," represent sales of products to unaffiliated purchasers at market prices, while contract manufacturing services have historically been provided at cost to National Semiconductor.

OVERVIEW

    The following table sets forth the composition of historical revenue by product group and contract manufacturing services, as a percentage of total revenues:

                                                                            FISCAL YEAR ENDED
                                                                  -------------------------------------
                                                                    MAY 29,      MAY 28,      MAY 26,
                                                                     1994         1995         1996
                                                                  -----------  -----------  -----------
Logic...........................................................        55.0%        48.1%        43.7%
Discrete........................................................        11.2         17.1         22.6
Memory..........................................................        25.8         27.3         22.5
Contract manufacturing services.................................         8.0          7.5         11.2
                                                                       -----        -----        -----
                                                                       100.0%       100.0%       100.0%
                                                                       -----        -----        -----
                                                                       -----        -----        -----

    Fairchild is renowned as one of the pioneering companies of the semiconductor industry. Fairchild invented the planar process of manufacturing semiconductors, regarded as one of the most significant achievements in the semiconductor industry since the invention of the transistor. These early innovations form the base of a rich company history. Acquired in 1979 by Schlumberger, Fairchild continued to innovate, introducing logic products such as FAST-Registered Trademark- (Fairchild Advanced Schottky Technology) and FACT-TM- (Fairchild Advanced CMOS Technology), which remain industry standard products today. In 1987, Fairchild was acquired by National Semiconductor and integrated into its operations.

    Today, Fairchild produces standard logic products, historically a core business of Fairchild, and discrete and non-volatile memory products, historically multi-market businesses within National Semiconductor. In the aggregate, revenue from these product groups represented 92.0%, 92.5% and 88.8% of total revenue in Fiscal Years 1994, 1995 and 1996, respectively. The remainder of the Company's revenue, representing 8.0%, 7.5% and 11.2% of total revenue in Fiscal Years 1994, 1995 and 1996, respectively, was derived from contract manufacturing services for National Semiconductor. Historically, these services were provided at cost. Today, as a result of the Transactions, National Semiconductor and Fairchild each provide the other with certain manufacturing and assembly and test services. National Semiconductor is required to purchase not less than $330.0 million of services from the Company during the first 39 months after the consummation of the Transactions at prices designed to generate a 20% gross profit for the Company, subject to certain conditions and adjustments. See "Risk Factors--Use of Assumptions to Estimate Future Operating Results" and "The Transactions--Manufacturing Agreements." The continuing relationship between National Semiconductor and the Company during this period will provide an assured base of capacity utilization for Fairchild's facilities. See "Risk Factors--Dependence on National Semiconductor."

    As a stand-alone company, management intends to leverage Fairchild's strength in high-volume, low-cost manufacturing, and its strong position in the markets it serves, to be the premier global supplier of logic, discrete and memory multi-market products. As the only dedicated supplier of logic, discrete and memory products in the industry, management will focus the Company's efforts on being the supplier of choice for its customers. While maintaining and leveraging its strength in bipolar logic, EPROMs and small signal discretes, the Company intends to focus its product development efforts to build upon its strong position in the growing CMOS logic, EEPROM and DMOS Power MOSFET markets. See "Business-- Business Strategy."

QUARTERLY RESULTS

    The following table sets forth the unaudited historical quarterly trade sales and trade gross profits of Fairchild's product groups:

                                                                                                                         FISCAL
                                             FISCAL YEAR 1995                            FISCAL YEAR 1996               YEAR 1997
                                ------------------------------------------  ------------------------------------------  ---------
                                   Q1         Q2         Q3         Q4         Q1         Q2         Q3         Q4         Q1
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                      (DOLLARS IN MILLIONS)
TRADE SALES:
Logic.........................  $    74.0  $    82.6  $    78.7  $    92.4  $    92.3  $    91.8  $    77.8  $    76.7  $    66.7
Discrete......................       25.0       27.2       28.4       35.8       44.8       48.1       42.3       39.8       35.8
Memory........................       45.1       43.7       45.5       51.2       48.0       50.8       37.0       38.4       30.2
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total.........................  $   144.1  $   153.5  $   152.6  $   179.4  $   185.1  $   190.7  $   157.1  $   154.9  $   132.7
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
GROSS PROFIT:
Logic.........................  $    25.3  $    26.4  $    25.7  $    34.2  $    34.3  $    34.3  $    20.5  $    16.4  $    12.0
Discrete......................        8.7        9.2       10.3       14.6       20.0       20.5       17.1       14.1       10.5
Memory........................       13.9       13.6       10.1       11.8       10.4       12.7        6.6        8.2        7.1
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total.........................  $    47.9  $    49.2  $    46.1  $    60.6  $    64.7  $    67.5  $    44.2  $    38.7  $    29.6
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
GROSS PROFIT PERCENTAGE:
Logic.........................       34.2%      32.0%      32.7%      37.0%      37.2%      37.4%      26.4%      21.4%      18.0%
Discrete......................       34.8       33.8       36.3       40.8       44.6       42.6       40.4       35.4       29.3
Memory........................       30.8       31.1       22.2       23.0       21.7       25.0       17.8       21.4       23.5

Total.........................       33.2%      32.1%      30.2%      33.8%      35.0%      35.4%      28.1%      25.0%      22.3%


                                   Q2         Q3
                                ---------  ---------

TRADE SALES:
Logic.........................  $    74.6  $    69.1
Discrete......................       39.7       42.6
Memory........................       39.6       35.6
                                ---------  ---------
Total.........................  $   153.9  $   147.3
                                ---------  ---------
                                ---------  ---------
GROSS PROFIT:
Logic.........................  $    18.6  $    15.5
Discrete......................       11.1       13.3
Memory........................        6.6        6.8
                                ---------  ---------
Total.........................  $    36.3  $    35.6
                                ---------  ---------
                                ---------  ---------
GROSS PROFIT PERCENTAGE:
Logic.........................       24.9%      22.4%
Discrete......................       28.0       31.2
Memory........................       16.7       19.1
Total.........................       23.6%      24.2%

    The above table illustrates the cyclical and seasonal nature of Fairchild's financial performance, although management believes Fairchild is less susceptible to cyclicality than the semiconductor industry as a whole. The industry is characterized by periods of strong demand and fully-utilized manufacturing capacity, as well as occasional periods of sluggish demand and excess capacity. The Company's third fiscal quarter (December through February) is generally the industry's weakest period as sales decline due to holidays throughout the world and the practice of many manufacturers to work off inventories. Conversely, the Company's fourth fiscal quarter (March through May) is generally the strongest period as manufacturers return to normal buying patterns.

    Demand strengthened through Fiscal Year 1995 and into the first half of Fiscal Year 1996, driven by a robust personal computer market and the introduction of Windows 95-TM-. During this time, the Book-to-Bill, a key indicator of the health of the semiconductor industry, was approximately 1.13, which is a historically average level. In the second half of Fiscal Year 1996 and into the first quarter of Fiscal Year 1997, trade sales and gross profits fell across all product groups, driven by excess inventories held by personal computer manufacturers. The semiconductor market as a whole weakened during this period, as the Book-to-Bill dropped to approximately 0.96 during the period between December 1995 and August 1996. Fairchild's operating results, and the industry as a whole, rebounded in the second quarter of Fiscal Year 1997. In the third quarter of Fiscal Year 1997, Fairchild experienced the normal seasonal decline in its revenues, though gross profit as a percentage of trade sales continues to improve.

RESULTS OF OPERATIONS

    Trade sales data of the Company set forth in this Prospectus excludes revenue from contract manufacturing services. The following table sets forth certain financial statement data expressed as a percentage of trade sales:

                                                                    FISCAL YEAR ENDED                 NINE MONTHS ENDED
                                                          -------------------------------------  ----------------------------
                                                            MAY 29,      MAY 28,      MAY 26,    FEBRUARY 25,   FEBRUARY 23,
                                                             1994         1995         1996          1996           1997
                                                          -----------  -----------  -----------  -------------  -------------
Trade sales.............................................       100.0%       100.0%       100.0%        100.0%         100.0%
Cost of trade sales.....................................        62.3         67.6         68.7          66.9           76.6
Gross profit............................................        37.7         32.4         31.3          33.1           23.4
Research and development................................         4.2          5.0          4.4           4.3            3.1
Selling, general and administrative.....................        14.8         15.9         16.6          16.4           16.8
Restructuring...........................................          --           --           --            --            1.2
Revenue less direct and allocated expenses before other
  (income) expense and taxes............................        18.7         11.5         10.3          12.4            2.3
Other (income) expense..................................        (0.3)        (0.3)        (0.2)         (0.3)           0.1
Revenue less direct and allocated expenses before
  taxes.................................................        19.0         11.8         10.5          12.7            2.2

NINE MONTHS ENDED FEBRUARY 23, 1997 COMPARED TO NINE MONTHS ENDED FEBRUARY 25,
  1996

    TRADE SALES. The Company's trade sales for the nine months ended February 23, 1997 were $433.9 million, as compared to $532.9 million for the nine months ended February 25, 1996, a decrease of 18.6%. The decrease was due to depressed prices resulting from the worldwide semiconductor market slowdown which started in the second half of Fiscal Year 1996 and affected all of the Company's product groups. Logic, discrete and memory trade sales for the nine months ended February 23, 1997, were down 20%, 13% and 22%, respectively, from the nine months ended February 25, 1996. The decline in logic trade sales was primarily price driven, as unit volumes increased slightly. Discrete trade sales decreased due mainly to lower volume, offset by higher prices as a result of a greater mix of DMOS Power MOSFET sales. Memory trade sales were depressed due to lower prices and lower unit volume, due in part to Fairchild's attempt to regain EPROM market share which it had lost as a result of National Semiconductor's announcement in the Spring of 1995 that it intended to exit the EPROM market in a strategic decision to emphasize customized products. Upon announcement of its intention to re-establish Fairchild as a stand-alone entity, National Semiconductor announced its intention that Fairchild would remain in the EPROM market. Overall, bookings rates began to pick up in the second quarter of Fiscal Year 1997, and management expects a modest recovery for the remainder of Fiscal Year 1997, although still below the results experienced in the first half of Fiscal Year 1996. Geographically, 39%, 19% and 42% of trade sales were derived from North America, Europe and Asia/Pacific, respectively, in the nine months ended February 23, 1997, as compared to 37%, 24% and 39% in the nine months ended February 25, 1996.

    Total revenue for the nine months ended February 23, 1997 was $509.7 million, as compared to $596.6 million for the nine months ended February 25, 1996, including $75.8 million and $63.7 million, respectively, of contract manufacturing revenue, which was provided at cost to National Semiconductor. The increase was due to greater overall capacity in the 6-inch fab in South Portland, Maine, which was used in part by the Company to produce additional products for National Semiconductor.

    GROSS PROFIT. Gross profit for the nine months ended February 23, 1997 was $101.5 million, as compared to $176.4 million for the nine months ended February 25, 1996, a decrease of 42.5%. As a percentage of trade sales, gross profit was 23.4% and 33.1% for the nine months ended February 23, 1997 and February 25, 1996, respectively. The decline in gross profit was due to lower unit demand and lower prices, particularly in the Asia/Pacific region and for EPROM products, as the Company sought to regain market share. In addition, the Company suffered from excess manufacturing capacity brought on by reduced demand and an inventory reduction initiative which reduced inventories by approximately $26 million from the end of Fiscal Year 1996. In response to declining gross profit, management enacted cost reduction programs, which included headcount reductions, in the first quarter of Fiscal Year 1997.

    RESEARCH AND DEVELOPMENT. Research and development expenses were $13.6 million (of which $5.1 million was allocated to Fairchild from National Semiconductor) for the nine months ended February 23, 1997, as compared to $22.7 million (of which $14.1 million was allocated to Fairchild from National Semiconductor) for the nine months ended February 25, 1996. As a percentage of trade sales, research and development expenses were 3.1% and 4.3% for the nine months ended February 23, 1997 and February 25, 1996, respectively. The decrease in research and development expenses was primarily attributable to reduced allocations from National Semiconductor reflecting the reduced consumption of corporate services in Fiscal Year 1997.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $72.6 million (of which $56.8 million was allocated to Fairchild from National Semiconductor) for the nine months ended February 23, 1997, as compared to $87.6 million (of which $69.9 million was allocated to Fairchild from National Semiconductor) for the nine months ended February 25, 1996. As a percentage of trade sales, selling, general and administrative expenses were 16.8% and 16.4% for the nine months ended February 23, 1997 and February 25, 1996, respectively. The decrease in selling, general and administrative expenses was due to reduced allocations from National Semiconductor reflecting the reduced consumption of corporate services in Fiscal Year 1997 ($27.2 million), offset by an increase of $14.1 million primarily attributable to retention and incentive bonuses related to the Transactions, and lower direct costs ($1.9 million) resulting from cost reduction initiatives at Fairchild, including headcount reductions.

    RESTRUCTURING. The nine months ended February 23, 1997 included a restructuring charge of $5.3 million (1.2% of trade sales) for severance and other costs directly attributable to the sale of Fairchild.

    OTHER (INCOME) EXPENSE. Other (income) expense was $0.4 million for the nine months ended February 23, 1997, as compared to $(1.5) million for the nine months ended February 25, 1996. The increase was primarily attributable to $1.4 million net interest expense related to the financing activities of National Semiconductor allocated to Fairchild for the nine months ended February 23, 1997, compared to net interest income of $0.1 million for the nine months ended February 25, 1996.

YEAR ENDED MAY 26, 1996 COMPARED TO YEAR ENDED MAY 28, 1995

    TRADE SALES. The Company's trade sales in Fiscal Year 1996 were $687.8 million, as compared to $629.6 million in Fiscal Year 1995, an increase of 9.2%. The increase in trade sales was primarily attributable to discrete products, which experienced a 50% increase in revenues over the prior year, due to higher volume and growth in sales of DMOS Power MOSFET products. Discrete trade sales were approximately 25% of total trade sales in Fiscal Year 1996, as compared to 18% in Fiscal Year 1995. Logic products experienced a 3.3% growth in trade sales in Fiscal Year 1996, as market leadership in the growing CMOS market drove a 20.4% increase in CMOS trade sales, which was partially offset by a 9.0% decrease in Bipolar trade sales that was consistent with the overall Bipolar market. Logic trade sales were approximately 49.2% of total trade sales in Fiscal Year 1996, as compared to 52.0% in Fiscal Year 1995. Growth in discrete and logic trade sales was offset by a 6.1% decline in memory trade sales in Fiscal Year 1996. The decline in memory trade sales was due to a 21.4% decline in EPROM trade sales as a result of National Semiconductor's announcement that it intended to exit the EPROM business in a strategic decision to emphasize customized products. The decline in EPROM trade sales was partially offset by a 30.5% increase in EEPROM trade sales, in line with the growth of the serial EEPROM market. Memory trade sales were approximately 25.3% of total trade sales in Fiscal Year 1996, as compared to 29.5% in Fiscal Year 1995. Fiscal Year 1996 trade sales were hampered by the start of the worldwide semiconductor market slowdown in the second half of Fiscal Year 1996. As a result, 55% of trade sales occurred in the first half and 45% in the second half. Conversely, 47% of trade sales in Fiscal Year 1995 occurred in the first half and 53% in the second half. Geographically, 38%, 23% and 39% of trade sales were derived from North America, Europe and Asia/Pacific, respectively, in Fiscal Year 1996, as compared to 38%, 24% and 38% in Fiscal Year 1995.

    Total revenue in Fiscal Year 1996 was $775.4 million, as compared to $680.3 million in Fiscal Year 1995. Total revenue included $87.6 million and $50.7 million of contract manufacturing revenues in Fiscal Year 1996 and Fiscal Year 1995, respectively, which were provided at cost to National Semiconductor. The increase in contract manufacturing revenue was due to the production ramp up of the 6-inch wafer fab in South Portland, Maine.

    GROSS PROFIT. Gross profit in Fiscal Year 1996 was $215.1 million, as compared to $203.8 million in Fiscal Year 1995. As a percentage of trade sales, gross profit was 31.3% and 32.4% in Fiscal Year 1996 and Fiscal Year 1995, respectively. The increase in gross profit was the result of increased trade sales of higher margin discrete products, particularly DMOS Power MOSFETs, and cost efficiencies in the 6-inch fab in South Portland, Maine as it continued its production ramp up in Fiscal Year 1996. Gross profit was negatively affected by yield and cost inefficiencies resulting from the ramp-up of an advanced 1 micron EEPROM process in Salt Lake City and lower factory utilization in the second half of Fiscal Year 1996 as a result of the start of the worldwide semiconductor market slowdown.

    RESEARCH AND DEVELOPMENT. Research and development expenses were $30.3 million (of which $18.9 million was allocated to Fairchild from National Semiconductor) in Fiscal Year 1996, as compared to $31.0 million in Fiscal Year 1995. As a percentage of trade sales research and development expenses were 4.4% and 5.0% in Fiscal Year 1996 and Fiscal Year 1995, respectively. The decrease in research and development expenses was attributable to lower spending in logic and EPROM development projects in Fiscal Year 1996 as a result of National Semiconductor's decision to de-emphasize research and development in these businesses, offset by higher allocations from National Semiconductor.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $114.0 million (of which $91.7 million was allocated to Fairchild from National Semiconductor) in Fiscal Year 1996, as compared to $100.3 million (of which $76.8 million was allocated to Fairchild from National Semiconductor) in Fiscal Year 1995. As a percentage of trade sales, selling, general and administrative expenses were 16.6% and 15.9% in Fiscal Year 1996 and Fiscal Year 1995, respectively. The increase in selling, general and administrative expenses was attributable to increases in allocated and direct sales support proportional to increased trade sales ($8.8 million) and higher general and administrative expenses due primarily to increases in allocations from National Semiconductor.

    OTHER (INCOME) EXPENSE. Other (income) expense was $(1.5) million in Fiscal Year 1996, as compared to $(1.8) million in Fiscal Year 1995. The increase was attributable to a loss on disposal of certain fixed assets, offset by favorable results from foreign currency exchange rates.

YEAR ENDED MAY 28, 1995 COMPARED TO YEAR ENDED MAY 29, 1994

    TRADE SALES. The Company's trade sales in Fiscal Year 1995 were $629.6 million, as compared to $658.9 million in Fiscal Year 1994, a decrease of 4.4%. The decrease in trade sales was primarily attributable to logic products, which experienced a 16.8% decrease in trade sales over an exceptional Fiscal Year 1994 which was impacted by two significant one-time events:

    - An explosion and fire occurred at the Sumitomo Chemical plant in Japan in early Fiscal Year 1994. Sumitomo is a major supplier of resin for mold compound, a key raw material used in the manufacture of semiconductor packages. Fears of a shortage of mold compound, combined with forecasts of growth in the personal computer market, drove logic prices to unusually high levels in Fiscal Year 1994.

    - The Company gained logic market share due to temporary manufacturing capacity constraints suffered by a major competitor.

Logic revenues were approximately 52.0% of trade sales in Fiscal Year 1995, as compared to 59.8% in Fiscal Year 1994. The decline in logic trade sales was offset by growth in discrete trade sales. Discrete trade sales grew approximately 45.5% in Fiscal Year 1995 over Fiscal Year 1994, as DMOS Power MOSFET trade sales nearly tripled over the prior year. Discrete trade sales were approximately 18.5% of total trade sales in Fiscal Year 1995, as compared to 12.1% in Fiscal Year 1994. Memory trade sales, representing 29.5% and 28.1% of total trade sales in Fiscal Year 1995 and Fiscal Year 1994, respectively, were flat year on year. Geographically, 38%, 24% and 38% of trade sales were derived from North America, Europe and Asia/Pacific, respectively, in Fiscal Year 1995, as compared to 42%, 22% and 36% in Fiscal Year 1994.

    Total revenue in Fiscal Year 1995 were $680.3 million, as compared to $716.6 million in Fiscal Year 1994. Total revenue include $50.7 million and $57.7 million of contract manufacturing revenue in Fiscal Year 1995 and Fiscal Year 1994, respectively, which were provided at cost to National Semiconductor. The decrease in contract manufacturing revenues was due to the shutdown of the under-utilized MOS1 fab in Salt Lake City, offset by new revenue from the production ramp up of the 6-inch fab in South Portland, Maine in the second half of Fiscal Year 1995.

    GROSS PROFIT. Gross profit in Fiscal Year 1995 was $203.8 million, as compared to $248.3 million in Fiscal Year 1994. As a percentage of trade sales, gross profit was 32.4% and 37.7% in Fiscal Year 1995 and Fiscal Year 1994, respectively. The decline in gross profit was primarily the result of lower logic selling prices in Fiscal Year 1995 as compared to Fiscal Year 1994's unusually high level.

    RESEARCH AND DEVELOPMENT. Research and development expenses were $31.0 million in Fiscal Year 1995, as compared to $27.4 million in Fiscal Year 1994. As a percentage of trade sales research and development expenses were 5.0% and 4.2% in Fiscal Year 1995 and Fiscal Year 1994, respectively. The increase in research and development expenses was primarily attributable to an exploratory project for FLASH memory, and an increase in discrete research and devlopment expenses supporting SOT-23 and DMOS Power MOSFET product development.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $100.3 million (of which $76.8 was allocated to Fairchild from National Semiconductor) in Fiscal Year 1995, as compared to $97.3 million (of which $74.2 million was allocated to Fairchild from National Semiconductor) in Fiscal Year 1994. As a percentage of trade sales, selling, general and administrative expenses were 15.9% and 14.8% in Fiscal Year 1995 and Fiscal Year 1994, respectively. The increase in selling, general and administrative expenses was primarily attributable to increased selling, general and administrative expense allocations from National Semiconductor.

    OTHER (INCOME) EXPENSE. Other (income) expense was $(1.8) million in Fiscal Year 1995, as compared to $(1.9) million in Fiscal Year 1994. The increase was attributable to less favorable results from foreign currency exchange rates, partially offset by the decrease reflecting the loss on disposal of certain fixed assets in Fiscal Year 1994 which did not recur in Fiscal Year 1995.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal capital requirements are to fund working capital needs, to meet required debt payments and to complete planned maintenance and expansion. Management anticipates that the Company's operating cash flow, together with available borrowings under the Revolving Credit Facility, will be sufficient to meet its working capital, capital expenditure and interest service requirements on its debt obligations for the foreseeable future. As of February 23, 1997, the Company's total debt and stockholder's equity would have been $420.0 million and $14.0 million, respectively, on a pro forma basis after giving effect to the Transactions. The Company would also have borrowing ability of an additional $75.0 million for working capital and capital expenditure requirements under the Revolving Credit Facility.

    During the past three years the Company has spent approximately $355.0 million primarily to build a new fab and to upgrade its existing facilities. Capital expenditures for Fiscal Year 1997 are expected to be approximately $43.0 million, $36.7 million of which were made as of February 23, 1997. The Company anticipates that its operating cash flow, together with available borrowings under the Revolving Credit Facility, will be sufficient to meet its working capital requirements, capital expenditure requirements and interest service requirements on its debt obligations for the foreseeable future.

    Concurrent with the Transactions the Company entered into the Senior Credit Facilities under which a $75.0 million Revolving Credit Facility is available to the Company. The Company did not draw upon these facilities in connection with the consummation of the Transactions. See "Description of Certain Indebtedness--Senior Credit Facilities." The Senior Credit Facilities and the Notes do, and other debt instruments of the Company may, impose various restrictions and covenants on the Company which could potentially limit the Company's ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

    The Existing Notes were sold by the Company to the Initial Purchasers on March 11, 1997 (the "Issue Date"). The Initial Purchasers subsequently sold the Existing Notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to a limited number of institutional "accredited investors" as defined in Rule 501(a)(1),(2),(3) or (7) under the Securities Act. Because the Existing Notes are subject to certain transfer restrictions, as an inducement to the Initial Purchasers the Company, Fairchild Holdings and the Initial Purchasers entered into a registration rights agreement dated March 6, 1997 (as used in this and the next paragraph, the "Registration Rights Agreement"), pursuant to which the Company agreed (i) within 60 days after the Issue Date, to prepare and file with the Commission the Registration Statement of which this Prospectus is a part and (ii) within 150 days after the Issue Date, to use its best efforts to cause the Registration Statement to become effective under the Securities Act. The Registration Statement is intended to satisfy in part the Company's obligations with respect to the Existing Notes under the Registration Rights Agreement.

    Under existing interpretations of the Commission, the Exchange Notes will be freely transferable by holders other than affiliates of the Company after the Exchange Offer without further registration under the Securities Act if the holder of the Exchange Notes represents that it is acquiring the Exchange Notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and that it is not an affiliate of the Company, as such terms are interpreted by the Commission, PROVIDED, HOWEVER, that broker-dealers ("Participating Broker-Dealers") receiving Exchange Notes in the Exchange Offer will have a prospectus delivery requirement with respect to resales of such Exchange Notes. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to Exchange Notes (other than a resale of an unsold allotment from the original sale of the Existing Notes) with this Prospectus. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements to use this Prospectus in connection with the resale of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Existing Notes, where such Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a Prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING EXISTING NOTES

    Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Existing Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m., New
York City time, on       , 1997; PROVIDED, HOWEVER, that if the Company has
extended the period of time for which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

    As of the date of this Prospectus, $300.0 million aggregate principal amount of the Existing Notes are outstanding. This Prospectus, together with the Letter
of Transmittal, is first being sent on or about       , 1997 to all holders of
Existing Notes known to the Company. The Company's obligation to accept Existing Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth under "--Certain Conditions to the Exchange Offer" below.

    The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for any exchange of any Existing Notes, by giving notice of such extension to the holders thereof. During any such extension, all Existing Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Existing Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

    The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Existing Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "--Certain Conditions to the Exchange Offer." The Company will give notice of any extension, amendment, non-acceptance or termination to the holders of the Existing Notes as promptly as practicable, such notice in the case of any extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

    Holders of Existing Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the Exchange Offer.

PROCEDURES FOR TENDERING EXISTING NOTES

    The tender to the Company of Existing Notes by a holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender Existing Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to United States Trust Company of New York at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, either (i) certificates for such Existing Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Existing Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility" or the "Depositary") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or the holder must comply with the guaranteed delivery procedure described below. THE METHOD OF DELIVERY OF EXISTING NOTES, LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR EXISTING NOTES SHOULD BE SENT TO THE COMPANY.

    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Existing Notes surrendered for exchange pursuant thereto are tendered (i) by a registered holder of the Existing Notes who has not completed the box entitled "Special Issuance Instruction" or "Special Delivery Instruction" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions"). If Existing Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Existing Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by, the registered holder with the signature thereon guaranteed by an Eligible Institution.

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Existing Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Existing Notes not properly tendered or to not accept any particular Existing Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Existing Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Existing Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Existing Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Existing Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Existing Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

    If the Letter of Transmittal or any Existing Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

    By tendering, each holder of Existing Notes will represent to the Company in writing that, among other things, the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the holder and any beneficial holder, that neither the holder nor any such beneficial holder has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. If the holder is not a broker-dealer, the holder must represent that it is not engaged in nor does it intend to engage in a distribution of the Exchange Notes. If the holder is a broker-dealer, the holder must represent that it will receive Exchange Notes for its own account in exchange for Existing Notes that were acquired as a result of market-making activities or other trading activities. Each broker-dealer that receives Exchange Notes for its own account in exchange for Existing Notes, where such Existing Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (an "Exchanging Dealer"), must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

ACCEPTANCE OF EXISTING NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

    For each Existing Note accepted for exchange, the holder of such Existing Note will receive an Exchange Note having a principal amount equal to that of the surrendered Existing Note. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Existing Notes for exchange when, as and if the Company has given oral and written notice thereof to the Exchange Agent.

    In all cases, issuance of Exchange Notes for Existing Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Existing Notes or a timely Book-Entry Confirmation of such Existing Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Existing Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Existing Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Existing Notes will be returned without expense to the tendering holder thereof (or, in the case of Existing Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Existing Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration of the Exchange Offer.

BOOK-ENTRY TRANSFER

    Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Existing Notes by causing the Book-Entry Transfer Facility to transfer such Existing Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Existing Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

    The Company understands that the Exchange Agent has confirmed with the Book-Entry Transfer Facility that any financial institution that is a participant in the Book-Entry Transfer Facility's system may utilize the Book-Entry Transfer Facility's Automated Tender Offer Program ("ATOP") to tender Existing Notes. The Company further understands that the Exchange Agent will request, within two business days after the date the Exchange Offer commences, that the Book-Entry Transfer Facility establish an account with respect to the Existing Notes for the purpose of facilitating the Exchange Offer, and any participant may make book-entry delivery of Existing Notes by causing the Book-Entry Transfer Facility to transfer such Existing Notes into the Exchange Agent's account in accordance with the Book-Entry Transfer Facility's ATOP procedures for transfer. However, the exchange of the Existing Notes so tendered will only be made after timely confirmation (a "Book-Entry Confirmation") of such book-entry transfer and timely receipt by the Exchange Agent of an Agent's Message (as defined in the next sentence), an appropriate Letter of Transmittal with any required signature guarantee, and any other documents required. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility and received by the Exchange Agent and forming part of Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant tendering Existing Notes which are the subject of such Book-Entry Confirmation and that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

GUARANTEED DELIVERY PROCEDURES

    If a registered holder of the Existing Notes desires to tender such Existing Notes and the Existing Notes are not immediately available, or time will not permit such holder's Existing Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent received from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of Existing Notes and the amount of Existing Notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Existing Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent and (iii) the certificates for all physically tendered Existing Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

    Tenders of Existing Notes may be withdrawn at any time prior to the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Existing Notes to be withdrawn, identify the Existing Notes to be withdrawn (including the principal amount of such Existing Notes), and (where certificates for Existing Notes have been transmitted) specify the name in which such Existing Notes are registered, if different from that of the withdrawing holder. If certificates for Existing Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If Existing Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Existing Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Existing Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Existing Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or in the case of Existing Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Existing Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Existing Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Existing Notes may be retendered by following one of the procedures described under "--Procedures for Tendering Existing Notes" above at any time on or prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

    Notwithstanding any other provision of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Existing Notes and may terminate or amend the Exchange Offer if at any time before the acceptance of such Existing Notes for exchange or the exchange of Exchange Notes for such Existing Notes, the Company determines that (i) the Exchange Offer does not comply with any applicable law or any applicable interpretation of the staff of the Commission, (ii) the Company has not received all applicable governmental approvals or (iii) any actions or proceedings of any governmental agency or court exist which could materially impair the Company's ability to consummate the Exchange Offer.

    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    In addition, the Company will not accept for exchange any Existing Notes tendered, and no Exchange Notes will be issued in exchange for any such Existing Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "Trust

Indenture Act"). In any such event the Company is required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

EXCHANGE AGENT

    United States Trust Company of New York has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                                BY REGISTERED OR CERTIFIED
          BY HAND:                         MAIL:                  BY OVERNIGHT COURIER:
 United States Trust Company    United States Trust Company    United States Trust Company
         of New York                    of New York                    of New York
        111 Broadway                   P.O. Box 844                   770 Broadway
         Lower Level                  Cooper Station            New York, New York 10003
   Corporate Trust Window           New York, New York            Attn: Corporate Trust
  New York, New York 10006              10276-0844

                                       BY FACSIMILE:
                          United States Trust Company of New York
                                      (212) 420-6152
                                   Attn: Corporate Trust

                                   CONFIRM BY TELEPHONE:
                                      (800) 548-6565

    Delivery other than as set forth above will not constitute a valid delivery.

FEES AND EXPENSES

    The Company will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by officers and employees of the Company.

    The expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

ACCOUNTING TREATMENT

    The Exchange Notes will be recorded at the same carrying amount as the Existing Notes, which is the principal amount as reflected in the Company's accounting records on the date of the exchange and, accordingly, no gain or loss will be recognized. The debt issuance costs will be capitalized and amortized to interest expense over the term of the Exchange Notes.

TRANSFER TAXES

    Holders who tender their Existing Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register Exchange Notes in the name of, or request that Existing Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE; RESALES OF EXCHANGE NOTES

    Holders of Existing Notes who do not exchange their Existing Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Existing Notes as set forth in the legend thereon as a consequence of the issuance of the Existing Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of, the Securities Act and applicable state securities laws. Existing Notes not exchanged pursuant to the Exchange Offer will continue to accrue interest at 10 1/8% per annum and will otherwise remain outstanding in accordance with their terms. Holders of Existing Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the Exchange Offer. In general, the Existing Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Existing Notes under the Securities Act. However, (i) if any Initial Purchaser so requests with respect to Existing Notes not eligible to be exchanged for Exchange Notes in the Exchange Offer and held by it following consummation of the Exchange Offer or (ii) if any holder of Existing Notes (other than an Exchanging Dealer) is not eligible to participate in the Exchange Offer or, in the case of any holder of Existing Notes (other than an Exchanging Dealer) that participates in the Exchange Offer, does not receive Exchange Notes in exchange for Existing Notes that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of the Company within the meaning of the Securities Act), the Company is obligated to file a shelf registration statement on the appropriate form under the Securities Act relating to the Existing Notes held by such persons.

    Based on certain interpretive letters issued by the staff of the Commission to third parties in unrelated transactions, the Company is of the view that Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold or otherwise transferred by holders thereof (other than (i) any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or (ii) any broker-dealer that purchases Notes from the Company to resell pursuant to Rule 144A or any other available exemption) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. If any holder has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offer, such holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. A broker-dealer who holds Existing Notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes. Each such broker-dealer that receives Exchange Notes for its own account in exchange for Existing Notes, where such Existing Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." The Company has not requested the staff of the Commission to consider the Exchange Offer in the context of a no-action letter, and there can be no assurance that the staff would take positions similar to those taken in the interpretive letters referred to above if the Company were to make such a no-action request.

    In addition, to comply with the securities laws of certain jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the Exchange Notes for offer or sale under the securities or blue sky laws of such jurisdictions in the United States as any selling holder of the Notes reasonably requests in writing.

                               INDUSTRY OVERVIEW

    Semiconductors are the critical components used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and cost have decreased, semiconductors have expanded beyond their original primary applications in computer systems to applications in telecommunications systems, automotive products, consumer products and industrial automation and control systems. In addition, system users and designers have demanded systems with increased functionality, higher levels of performance, greater reliability and shorter design cycle times, all in smaller packages at lower costs. These demands have resulted in increased semiconductor content as a percentage of the system costs of electronic products. According to a study published by Texas Instruments, the value of semiconductors as a percentage of the cost of electrical devices has increased from 5% in the 1970s to 16% in 1996. The demand for electronic systems has also expanded geographically with the emergence of new markets, particularly in the Asia/Pacific region.

    During the 1960s and 1970s, the development of semiconductor process technologies was critical to the success of participants in the industry. As process technologies matured, manufacturing sciences became important. In the 1980s, the emphasis shifted to increasing production volumes, improving yields and lowering production costs. The large capital expenditures and other resources required during this period to develop advanced manufacturing capabilities resulted in a stratification of the industry between broad range suppliers operating multiple front-end and back-end manufacturing facilities and specialty niche players operating small wafer fabs or subcontracting wafer production.

    Historically, cyclical changes in production capacity in the semiconductor industry and demand for electronic systems have resulted in pronounced cyclical changes in the level of semiconductor sales and subsequent fluctuations in prices and margins. However, certain significant changes in the industry could contribute to continued growth over the long term with less severe cyclical variations than in the past. Such changes include the development of new semiconductor applications, increased semiconductor content as a percentage of total system cost, emerging strategic partnerships, growth in the electronic systems industry in the Asia/Pacific region, more moderate capital spending on production capacity, particularly in Japan, and increased customer use of just-in-time supply systems that have reduced inventory levels.

    According to the reports of WSTS, worldwide semiconductor market revenue was $132.0 billion during 1996. Since 1990, the semiconductor market has expanded at a CAGR of 17.4%, primarily as a result of two principal factors. The first is rapidly expanding end-user demand for faster, smaller and more efficient devices with a greater range of functionality. The second is the increasing value of semiconductors as a percentage of the cost of electrical devices. In 1996 the worldwide semiconductor TAM ($132.0 billion) experienced an overall decline from 1995 ($144.4 billion), according to WSTS. The decline was primarily the result of a 36.2% reduction in sales in the volatile memory market, which includes the DRAM market.

SEMICONDUCTOR CLASSIFICATIONS

    The following table sets forth the worldwide semiconductor TAM in each of the three product functions of the semiconductor industry:

                                                                       WORLDWIDE SEMICONDUCTOR TAM(1)
                                          ----------------------------------------------------------------------------------------
                                            1990       1991       1992       1993       1994       1995       1996        CAGR
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                                                               (IN BILLIONS)
Microcomponents.........................  $     9.2  $    11.4  $    13.9  $    19.1  $    23.8  $    33.4  $    39.8        27.8%
Memory
  Volatile..............................        8.7        9.1       11.4       16.4       27.2       46.9       29.9        22.8
  Non-volatile..........................        3.1        3.1        3.4        4.8        5.3        6.6        6.1        12.3
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------       -----
      Total memory......................       11.8       12.2       14.8       21.3       32.5       53.5       36.0        20.5
Moving/Shaping..........................       29.6       31.0       31.1       37.0       45.6       57.5       56.1        11.3
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------       -----
Total...................................  $    50.5  $    54.6  $    59.9  $    77.3  $   101.9  $   144.4  $   132.0        17.4%
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------       -----
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------       -----

------------------------

(1) According to WSTS. Due to rounding, some totals are not arithmetically correct sums of their component figures.

Preliminary semiconductor market segment data indicates that worldwide revenue in 1996 for the volatile memory segment fell dramatically whereas worldwide revenue in the moving and shaping segment declined less sharply.

    The semiconductor industry can be divided into three product functions: microcomponents, memory and moving and shaping. Microcomponents include microprocessors and microcontrollers that process data according to instruction sets embedded within the semiconductors themselves. These are considered the "brains" of the electronic system and are at the center of the system architecture. Memory includes two types of memory devices, volatile and non-volatile, that store data and instructions. Volatile memory devices, which need continual application of electricity to retain data, can be segmented into DRAM (dynamic random access memory), SRAM (static random access memory) and VRAM (video random access memory). Non-volatile devices, which retain data after power to the device has been shut off, can be segmented into ROM (read-only memory), EPROM, EEPROM and FLASH (memories that enable high speed electrical reprogramming). Moving and shaping includes the moving of commands and the shaping of signals to enable electronic devices to perform intended functions, including moving information into memory or from one sub-system to another, or allowing microprocessors to process data. Semiconductors are either analog/mixed signal, where electronic signals are not viewed as "one" and "zero," or digital integrated circuits ("ICs"), such as logic devices, that do rely on ones and zeroes to control the operation of electronic systems. Further, semiconductors are classified as either standard components or application-specific components. Multi-market standard components are used by a large group of systems designers for a broad range of applications, while application-specific components are designed to perform specific functions in specific applications.

FAIRCHILD'S MARKETS

    The following table sets forth information with respect to worldwide semiconductor sales by product family and process technology in which the Company participates:

                                                                               WORLDWIDE SEMICONDUCTOR SALES(1)
                                                                ---------------------------------------------------------------
                                                                   1990         1991         1992         1993         1994
                                                                   -----        -----        -----        -----        -----

                                                                                         (IN BILLIONS)
MOVING & SHAPING:
  LOGIC
    Bipolar...................................................   $     1.5    $     1.1    $     1.1    $     1.4    $     1.1
    CMOS......................................................         0.9          0.9          0.9          1.2          1.4
    BiCMOS....................................................      --           --              0.1          0.2          0.1
                                                                       ---          ---          ---          ---          ---
      Total...................................................   $     2.3    $     2.0    $     2.1    $     2.7    $     2.7
                                                                       ---          ---          ---          ---          ---
                                                                       ---          ---          ---          ---          ---
  DISCRETE
    Power.....................................................   $     2.6    $     2.7    $     2.8    $     3.2    $     3.9
    Small Signal..............................................         2.8          2.9          2.8          3.3          3.8
                                                                       ---          ---          ---          ---          ---
      Total...................................................   $     5.4    $     5.6    $     5.6    $     6.5    $     7.7
                                                                       ---          ---          ---          ---          ---
                                                                       ---          ---          ---          ---          ---
MEMORY:
  NON-VOLATILE MEMORY
    EPROM.....................................................   $     1.6    $     1.4    $     1.2    $     1.3    $     1.4
    EEPROM....................................................         0.2          0.2          0.3          0.6          0.5
                                                                       ---          ---          ---          ---          ---
      Total...................................................   $     1.8    $     1.5    $     1.6    $     2.0    $     1.9
                                                                       ---          ---          ---          ---          ---
                                                                       ---          ---          ---          ---          ---


                                                                  1995
                                                                ---------

MOVING & SHAPING:
  LOGIC
    Bipolar...................................................  $     1.1
    CMOS......................................................        1.5
    BiCMOS....................................................        0.3
                                                                ---------
      Total...................................................  $     2.9
                                                                ---------
                                                                ---------
  DISCRETE
    Power.....................................................  $     5.4
    Small Signal..............................................        4.9
                                                                ---------
      Total...................................................  $    10.3
                                                                ---------
                                                                ---------
MEMORY:
  NON-VOLATILE MEMORY
    EPROM.....................................................  $     1.4
    EEPROM....................................................        0.6
                                                                ---------
      Total...................................................  $     2.0
                                                                ---------
                                                                ---------

--------------------------

(1) Due to rounding, some totals are not arithmetically correct sums of their component figures.

MOVING AND SHAPING MARKETS

    STANDARD LOGIC MARKET. The standard logic market is fully digital and has five major participants, of which Fairchild is one of the leaders. Standard logic products are fabricated through three primary process technologies:
Bipolar, CMOS and BiCMOS. The difference between Bipolar and CMOS is that Bipolar technology is targeted for high speed applications while CMOS technology allows the manufacturer to create a denser chip, consuming less power than Bipolar chips. BiCMOS is a hybrid of Bipolar and CMOS. While Bipolar semiconductors were once used extensively in large computer systems, CMOS has become the most prevalent technology, particularly for devices used in portable personal computer systems. Though Bipolar process technology produces faster chips, these chips traditionally produce more heat, which creates design problems and limits usability in portable applications. Given the growing demand for portability, use of CMOS technology is expected to continue to expand; however, the demand for Bipolar is expected to continue as a result of its lower cost and suitability for particular applications. Significant participants in the standard logic product market are Texas Instruments, Philips, Motorola and Toshiba.

    DISCRETE MARKET. The discrete business, unlike logic and memory, is highly fragmented and composed of dozens of middle market players. Discrete devices consist of individual diodes or transistors, whereas ICs (such as memory or logic devices) combine millions of functions onto a "single chip" of silicon to form a more complex circuit. Discrete products are differentiated almost entirely on the basis of performance, as opposed to on the basis of function as in the IC market. Fairchild participates in both the power and small signal discrete markets, manufacturing semiconductors that condition power or signals for use by other devices. While small signal discrete markets have generally grown at slower, but more stable, rates than IC markets, the power discrete market is rapidly growing due to the increasing importance of power management, particularly in portable applications (E.G., pagers and notebook computers). Discrete devices are analog products, and Fairchild competes in the standard end of the discrete market. Significant participants in the discrete market include Motorola, Toshiba and Philips. Suppliers of discrete products compete primarily on a regional basis.

MEMORY MARKETS

    NON-VOLATILE MEMORY MARKET. The memory market is composed of volatile memory devices (DRAM, SRAM and VRAM) and non-volatile memory devices (ROM, EPROM, EEPROM and FLASH). Volatile memory devices need continual application of electricity to retain data, while non-volatile memory retains data after the power to the device has been turned off. Most of the historic economic cyclicality in the semiconductor industry has been attributable to the volatile memory market, as evidenced by a 36.2% decline in 1996 market sales versus a 4.5% increase for the microcomponents, moving & shaping and non-volatile memory markets. The non-volatile memory market has eight significant participants including Fairchild, SGS Thomson, Texas Instruments and Atmel.

    Fairchild produces standard EPROM and EEPROM products, but also fabricates application-specific EEPROM devices. Fairchild has standardized the application-specific nature of the EEPROM process, having designed it to perform functions in a specific application, but not be proprietary for any single customer. EEPROMs are being used extensively due to their ease of programmability and the demand for these products is growing rapidly. The EEPROM market has grown at a CAGR of 24.6% from 1990 to 1995, slightly ahead of the overall semiconductor market growth. EEPROMs are somewhat isolated from FLASH products, as they serve different market needs. Reprogrammable EEPROMs are used in many products to store frequently used phone numbers (fax machines), store accumulated phone time (cellular phones) and change authorization codes (keyless security systems). EPROMs have been losing market share to FLASH products because FLASH memories are easily programmed and have higher data densities. However, there is a level of EPROM demand that is not economically served by FLASH. As a result, EPROMs are still utilized in virtually all segments of the low-end consumer electronic market (E.G., answering machines, garage door openers and washing machines) where storage of the instruction set for the microcontrollers require less than 2 Mb.

                                    BUSINESS

GENERAL

    Fairchild is a leading global designer, developer and manufacturer of logic, discrete and memory semiconductors. The Company's products are the building block components for virtually all electronic devices, from sophisticated computers to household appliances. Because of their basic functionality, the Company's products provide customers with greater design flexibility than more highly integrated products and improve the performance of more complex devices or systems. Given such characteristics, the Company's products have a wide range of applications in multi-markets. The Company supplies over 50,000 customers globally, representing industries such as telecommunications, consumer products, automotive, industrial systems and personal computers and peripherals. In addition, most of Fairchild's over 7,000 products have long product lives. The average life of the Company's product families is more than 12 years and many product lives extend up to 30 years. The Company has manufacturing facilities in Maine, Utah, Malaysia and the Philippines and has more than 6,000 employees.

    Established more than 35 years ago, Fairchild was one of the original founders of the semiconductor industry. Among Fairchild's notable innovations was its development of planar technology in 1959, one of the key events that spawned the subsequent explosive growth of the semiconductor industry. Even today this technology is an integral part of all semiconductor fabrication. Fairchild was established in 1959 as a provider of memory and logic semiconductors. National Semiconductor acquired Fairchild in 1987. National Semiconductor decided to relaunch Fairchild as an independent company in order for National Semiconductor to focus on developing customized systems on a chip (or chip sets) that integrate the functionality of many semiconductor components into a single chip. These systems are state-of-the-art products, requiring high levels of research and development expense, and are exposed to very short product life cycles. Fairchild operates at the other end of the semiconductor spectrum, designing and manufacturing standard semiconductors that can be utilized by manufacturers of electronic products in a wide variety of solutions. Fairchild's products are long-lived, with some products designed more than 30 years ago still contributing to the Company's financial success. Fairchild's customers require standard non-customized products which provide the most reliable solution with the best price/performance result and which remain continually available throughout the customer's products' often lengthy lifecycle.

BUSINESS STRATEGY

    The Company's objective is to be the leading supplier of multi-market semiconductors to the worldwide telecommunications, consumer products, automotive, industrial systems and personal computer and peripherals industries. As a stand-alone company, Fairchild is implementing a business strategy that emphasizes the following key elements:

    INCREASE MARKET PENETRATION OF EXISTING PRODUCTS. As the only global semiconductor company focused solely on the logic, discrete and memory markets, Fairchild is uniquely positioned to dedicate its sales and marketing efforts toward expanding the market share of its existing products. Following National Semiconductor's decision to launch Fairchild as an independent company, Fairchild began to build an internal sales force dedicated solely to the sale of Fairchild's products. The Company's internal sales force, authorized representatives and distributors are expanding customer information programs (including technical specifications, application notes and on-line services), augmenting the Company's comprehensive customer design-in support efforts (including application engineering and detailed product performance data) and increasing trade advertising.

    INTRODUCE NEW PRODUCTS. The Company is focused on expanding its customer base and increasing its market share by continuing to develop new products and enhancements of its current product portfolio. The increasing portability of computers, cellular phones and other electronic products is one of the most significant industry trends. The Company is designing new products to meet the power management, lower voltage, and heat dissipation characteristics for portability. In the logic market, the Company, in alliance with Toshiba and Motorola, recently developed the advanced CMOS VCX family of
2.5 volt/2.5 nanosecond products. In the discrete market, the Company intends to build on its current momentum in the surface DMOS Power MOSFET area with the addition of products with low resistance, low gate drive, small footprints, thin profiles and superior heat dissipation characteristics. In the memory market, the Company has the broadest serial EEPROM product offering in the industry and intends to offer even more of the widely accepted Microwire, IIC and SPI serial EEPROM product families and to develop application specific memories, such as Plug and Play components for the personal computer adapter card market and HiSeC for the automotive market. Management believes that continued product innovation and investment in research and development will help insulate it from changes in demand patterns that affect particular customers, industry segments or end-product markets.

    MAINTAIN COST LEADERSHIP. The Company has made significant capital expenditures over the last three years to increase capacity and improve manufacturing efficiency at its facilities. Management believes that its fabs and assembly and test facilities are among the most productive and efficient in the industry. The Company will continue to invest in people and assets in order to increase productivity and enhance process efficiency. Improvements now underway include the expansion of a continuous flow process throughout the entire Penang test facility and the introduction of reel-to-reel processing in the Cebu assembly and test plant.

    MAINTAIN CONSISTENT HIGH QUALITY CUSTOMER SERVICE. Multi-market semiconductor products are available from a number of providers--accordingly, logistical support, customer service and delivery are critical to customer retention and sales growth. Fairchild seeks to distinguish its service by providing the industry's best support services, including electronic order entry and inquiry, just-in-time delivery and a full range of Internet services that provide device specifications and order entry for samples. Fairchild's customer support services are provided primarily from four regional customer support centers as well as many other sales office locations throughout the world.

CUSTOMERS AND APPLICATIONS

    Fairchild designs, develops and manufactures products that it supplies to more than 50,000 customers. The Company provides a wide range of more than 7,000 logic, discrete and memory products to its diverse customer base. The Company's position as a strategic supplier of basic and essential semiconductor products fosters close relationships with customers. These relationships result in additional growth opportunities for sales of existing products as well as early knowledge of customers' evolving requirements and opportunities arising from the related development of their new products.

    The following table sets forth the Company's principal end-user markets, the percentage of Fiscal Year 1996 revenue generated from each end-user market, certain applications for its products and certain of the Company's customers in Fiscal Year 1996. Products from each of the Company's three businesses are used throughout each of the major end-user markets set forth below.

                                            Personal Computer
                                            and Peripheral
END MARKETS:          Telecommunications    Systems               Consumer Products     Automotive            Industrial/Other
----------------------------------------------------------------------------------------------------------------------------------
PERCENTAGE OF THE
COMPANY'S FISCAL
YEAR 1996 TRADE
REVENUE:              27%                   31%                   8%                    11%                   23%
----------------------------------------------------------------------------------------------------------------------------------
APPLICATIONS:         Answering machines    Chips for smartcards  Cable television      Airbags               Industrial
                      Central office        Disk drives           systems               Antiskid braking      automation
                      switching systems     Monitors              Compact disc players  kits                  and control
                      Digital cellular      Network controllers   Home security         Automotive            Intelligent power
                      telephones            Optical scanners      systems               entertainment         switches
                      ISDN controllers      Photocopiers          Household appliances  systems               Lighting systems
                      Modems                Printers              Pay television        Central locking       (lamp ballasts)
                      PBX systems           PC motherboards       decoders              systems               Motor controllers
                      Telephone sets                              Satellite receiver    Engine management     Power supplies
                      (corded and                                 decoding circuits     systems               Smartcard readers
                      cordless)                                   Video cassette        Fuel injection
                                                                  recorders             circuits
                                                                                        Ignition circuits
                                                                                        Transmission control
                                                                                        circuits
----------------------------------------------------------------------------------------------------------------------------------
CUSTOMERS:            Alcatel               Apple                 Canon                 Bosch                 Allen Bradley
                      Ericsson              Compaq                Creative Design       Chrysler              American Power
                      Lucent Technologies   Dell                  Goldstar              Delco Electronics     Honeywell
                      Northern Telecom      Gateway               Sony                  Ford                  Reliance
                      Samsung               Hewlett-Packard       Thompson Consumer     Mitsubishi            Siemens
                      Siemens               IBM                   Zenith                Teves                 Tektronics
                                            Intel                                       Toyota                Teradyne
                                            NEC
                                            Seagate Technology
                                            Toshiba
----------------------------------------------------------------------------------------------------------------------------------
EXAMPLE OF            Portable phone        Computer              VCR                   Engine Control        Electric motor
PRODUCT                                                                                                       assembly line
APPLICATION:                                                                                                  control
----------------------------------------------------------------------------------------------------------------------------------
INPUT:                Turn on phone         Turn on computer      Program VCR to        Start car             Start motor
                                                                  record                                      assembly conveyor
----------------------------------------------------------------------------------------------------------------------------------
WHAT THE PRODUCT      Power is routed from  Boot up program       EEPROM memory is      Program in EPROM      Logic devices and
DOES:                 battery to active     moves from            programmed to         memory directs fuel   discrete products
                      circuits by a         EPROM to main         start VCR             mixture               turn on and off
                      discrete DMOS         memory via logic                                                  conveyor system
                      transistor            chip; logic chips
                                            communicate
                                            between main
                                            memory and
                                            processor
----------------------------------------------------------------------------------------------------------------------------------
RESULT:               A phone call is made  Internet is accessed  Program is recorded   Car runs smoothly     Motor is assembled
                                                                                        with fewer emissions

PRODUCTS AND TECHNOLOGY

    Fairchild designs, develops and manufactures a broad range of products used in a wide variety of microelectronic applications, including telecommunications, personal computers and peripherals, consumer products, and automotive and industrial systems. The Company's products are organized into three principal products groups: logic products, discrete products and memory products.

    LOGIC PRODUCTS

    Logic devices are digital ICs that control the operation of electronic systems and move data. The Company designs, develops and manufactures standard logic devices utilizing three wafer fabrication processes: CMOS, BiCMOS and Bipolar. Within each of these production processes, the Company manufactures products that possess advanced performance characteristics, as well as mature products which provide high performance at low cost to customers. Since market adoption rates of new standard logic families have historically spanned several years, management anticipates significant continued revenues from its mature products. Customers are typically slow to move from an older product to a newer one. Further, for any given product, standard logic customers use several different generations of logic products in their designs. As a result, typical life cycles for logic families are from 20 to 25 years. In Fiscal Year 1996, the Company derived 91% of its total trade revenues from products developed more than seven years ago. Nonetheless, management believes that significant future growth will be derived from new or recently-developed applications that require advanced technologies. Since it takes new logic products an average of three to five years to reach full market acceptance, the Company has continually invested in new products to generate future revenue growth. The Company currently has a strong portfolio of recent product innovations with a leading market position in high growth markets.

    The Company's logic products are used in a wide variety of microelectronic applications, including telecommunications, personal computers and peripherals, automotive systems, consumer products and industrial systems. According to reports published by Insight Onsite, in 1995 the Company was the third largest supplier of all standard logic products ($2.9 billion TAM) in the world, with a market share of approximately 11.2%. Within the advanced standard logic market ($1.2 billion TAM), the Company was the No. 2 supplier in 1995, behind only Texas Instruments. In total, the Company's product portfolio includes approximately 2,000 separate ICs and over 4,700 device types. The Company serves more than 50,000 logic customers worldwide including Alcatel, Delco Electronics, Hewlett-Packard, IBM, Lucent, NEC, Siemens and Toshiba.

    CMOS. CMOS is a technology that consumes less power than Bipolar technology and therefore permits more transistors to be integrated into a single IC. Emerging portable applications such as laptop computers, cellular telephones and hand-held meters all require the low power of CMOS technology. As a result of its greater capabilities, CMOS technology has been expanding at the expense of Bipolar. Given the push toward portability and further integration, use of CMOS technology is expected to continue to expand. The Company's role as a significant innovator in the logic industry is evidenced by its development of several leading edge technologies and industry firsts including Low Voltage CMOS and FACT-TM-, as well as the VHC Low Noise High Speed CMOS product recently introduced jointly by Fairchild and Toshiba. Fairchild was the No. 2 supplier in the advanced CMOS logic market in 1995.

    BIPOLAR. Bipolar devices typically operate at high speeds, require more power and are less costly than CMOS devices, and are used in many applications that do not require CMOS solutions. In 1980, Fairchild originated FAST-Registered Trademark- and continues to be a market leader in the Bipolar product group, with a 16.9% market share of the 1995 worldwide $1.1 billion TAM. The Company supplies a full line of Bipolar products to a wide customer base in all end-user applications.

    BICMOS. BiCMOS is a hybrid of CMOS and Bipolar technologies developed to combine the high speed and high drive characteristics of bipolar technologies with the low power consumption and high integration of CMOS technologies. BiCMOS is an emerging technology which requires complex manufacturing processes and is used in niche applications, primarily in the telecommunications market. The revenue generated by the Company from BiCMOS technology in 1996 was not significant.

    DISCRETE PRODUCTS

    Discrete devices are individual diodes or transistors that perform basic signal amplification and switching functions in electronic circuits. Driving the growth of discretes is the increasing importance of power management, particularly in portable applications (E.G., pagers and notebook computers). Fairchild participates in both the power and small signal discrete markets, manufacturing semiconductors that condition (or shape) power or signals for use by other devices. While the world market is dominated by such multinational semiconductor manufacturers as Toshiba, Motorola and Philips, competitors in the discrete industry compete primarily on a regional basis. Within the domestic market, which is Fairchild's primary market, Motorola is the No. 1 competitor with 1996 discrete revenues of $1.4 billion. Fairchild, which has aggressively pursued opportunities in the domestic discrete market and successfully increased its discrete revenues from $65.8 million in Fiscal Year 1992 to $175.0 million in Fiscal Year 1996, is second only to Motorola in the discrete market. The balance of the domestic industry is highly fragmented, with more than 50 participants with average revenues from discrete products below $40 million. The Company's Fiscal Year 1996 discrete revenues represented approximately 25.4% of Fairchild's total trade revenues. The Company serves more than 15,000 discrete customers worldwide including Compaq, Intel, Hewlett-Packard, Motorola, Seagate, Northern Telecom, Delco Electronics and Sony Electronics.

    POWER. Power discrete devices are used to convert, switch or otherwise shape or condition electricity. The Company offers a wide range of DMOS power MOSFETs and Bipolar power MOSFETs designed for low- and medium-voltage applications over a wide range of performance characteristics, power handling capabilities and package options. Management believes the trends towards smaller and lighter products and longer battery life, as well as batteries with built-in smart functions, will continue to drive demand for power discretes that handle higher power levels in smaller packages (increased power density) with higher efficiency. These products are commonly found in portable computers and peripherals, portable telephones, automobiles, and battery-powered devices.

    SMALL SIGNAL. Fairchild manufactures and sells a wide range of small signal discretes, including single junction glass diodes, small signal transistors, JFETs and Zener diodes. Designed to handle one watt or less of electrical power, these products are available in a wide variety of package configurations. Small signal devices switch, amplify and otherwise shape or modify electronic signals and are found in nearly every electronic product, including computers, cellular phones, mass storage devices, televisions, radios, VCRs and camcorders.

    MEMORY PRODUCTS

    The Company designs, develops and manufactures non-volatile memory circuits which retain data after power to the device has been shut off. The non-volatile memory market is divided into three segments: EPROM, EEPROM and FLASH. EPROMs are electrically programmable read-only memories. EEPROMs are electrically erasable programmable read-only memories that are similar to EPROMs, except they can be erased electronically before being reprogrammed. These non-volatile memory devices are used in personal computers and peripherals, telecommunications, consumer products, automotive and industrial systems. The Company offers an extensive portfolio of high performance serial EEPROM and EPROM products. Management believes that Fairchild is a leader in providing an extensive memory product portfolio to the marketplace, affording it a competitive advantage. Selected memory customers of the Company include Bosch Automotive Motor Systems, Inc., Chrysler, Compaq, Delco Electronics, Hewlett-Packard, Matsushita Electric Industrial Co., Ltd., Siemens and U.S. Robotics Corp.

    EPROMS. EPROMs are used in cellular phones, telecommunication switching equipment, automotive applications, personal computer hard disk drives and Basic Input & Output Systems ("BIOS"), printer controllers, industrial machine controls and numerous other types of electronic equipment to store data instructions which control the equipment's operation. The ability of EPROMs to be programmed electrically by the equipment manufacturer enables them to achieve shorter time to market for new products than if they used products that must be programmed by the chip manufacturer. EPROMs are generally used in preference to more expensive FLASH memory devices in applications where cost is a major issue.

    EPROMs are primarily utilized in applications where storage of the instruction sets for microcontrollers requires less than 2 Mb in density, which is virtually all segments of the low-end consumer electronic market (E.G., answering machines, garage door openers and washing machines). The Company's portfolio of EPROM devices includes three product groups: (i) low density 5 volt read, (ii) medium and high density 5 volt read and (iii) high density, low voltage read. The low density 5 volt family is a mature family line in a declining market. As there are few suppliers of low density products, management believes the Company is uniquely positioned to capture market share and achieve high margins with this product despite overall market shrinkage. The medium and high density 5 volt family is a medium life cycle product in a slow growth market. The high density low voltage family is an emerging product line in a high growth market. With the increase in portable consumer devices, lower voltage products are in demand. In 1995, the Company was ranked fifth in the EPROM market ($1.4 billion TAM), with a 9.4% market share.

    EEPROMS. EEPROMs are used primarily to store changing information in consumer products and automotive applications such as microwaves, televisions, stereos and automotive controls. The Company's serial EEPROM product portfolio is divided into two product categories: (i) standard EEPROM and (ii) ASSPs. The Company's standard EEPROM products serve each of the three bus interface protocols used with all industry standard microcontrollers. The bus is the data path between memory devices and the microcontroller. The Company's ASSP products are individually developed for specific applications and combine the Company's core EEPROM competencies with logic capabilities. The Company's ASSP products serve three applications groups: HiSeC, Plug and Play and SPD. HiSeC, introduced in 1994, is a single chip remote keyless entry solution which operates complex rolling codes for secure entry. The device is intended for applications such as automotive keyless entry systems, garage door openers and other applications where secure transmission of a code is critical. Plug and Play devices allow manufacturers of computer add-on cards to configure automatically their cards for the host system. Since the introduction of Plug and Play in 1995, the Company has created several new generations of Plug and Play devices. SPD, introduced in 1996, allows a computer to identify specifications of an add-on memory module and is used in memory upgrade products.

    In the rapidly growing ASSP market, the Company's strategy is to collaborate with customers in developing high margin ASSP products which utilize the Company's unique ability to combine logic and memory on a chip to deliver differentiated solutions. The Company is currently developing two additional ASSPs, a radio frequency identification product, named RFID, for contact-less inventory control and inventory management applications, and Motherboard Mux, a device which enables the variation of microprocessor speed. As a stand-alone company, the Company intends to focus on the large market opportunities available in ASSP products. In 1995, the Company was ranked third in the serial EEPROM market ($586 million TAM), with an 9.0% market share.

SALES, MARKETING AND DISTRIBUTION

    The Company's Fiscal Year 1996 revenue was derived from trade sales of semiconductors (89% of total revenues) and contract manufacturing services for National Semiconductor (11%). In Fiscal Year 1996, the Company derived approximately 61% of its trade sales from OEM customers through its regional sales organizations and 39% of its trade sales through distributors.

    Fairchild operates regional sales organizations in Europe, the Americas and the Asia/Pacific region. Each of the three regional sales organizations is supported by logistics organizations which manage independently-operated FOB warehouses. Product orders flow to the Company's manufacturing facilities, where the product is made. Products are then shipped to the central warehouse in Singapore, which ships to the regional warehouses for eventual delivery to the customer.

    Fairchild has a dedicated direct sales organization operating in the Americas, Europe and Asia/Pacific regions that serves its major OEM accounts. The Company's distributors and manufacturer's representatives distribute its products around the world. The sales managers within each region are responsible for Fairchild's distributors and representatives servicing that region. Management believes that maintaining a small, highly focused, direct sales force selling products for each of the Company's three businesses, combined with an extensive network of distributors and representatives, is the most efficient way to serve its multi-market customer base. Fairchild also maintains a dedicated marketing organization, which consists of marketing organizations in each product group, including tactical and strategic marketing and applications, as well as marketing personnel located in each of the three sales regions.

    Typically, distributors handle a wide variety of products, including products that compete with Fairchild products, and fill orders for many customers. Most of the Company's sales to distributors are made under agreements allowing for market price fluctuations and/or the right of return on unsold merchandise. The Company has historically experienced low levels of returns of unsold products. Sales representatives generally do not offer products that compete directly with the Company's products, but may carry complementary items manufactured by others. Representatives do not maintain a product inventory; instead their customers place large quantity orders directly with Fairchild and are referred to distributors for smaller orders.

    For a transition period of approximately one year following the Transactions, in order to provide a smooth transition for the Fairchild customer base, National Semiconductor has agreed to make available to Fairchild much of its sales organization infrastructure, as well as its Japanese marketing and distribution infrastructure and the use of its regional logistics organizations. See "The Transactions--Transition Services Agreement." During this period, customers place their orders either through National Semiconductor's Customer Response Centers in Germany, Texas, Singapore and Japan, or through Fairchild's network of independent distributors and manufacturer's representatives. Following the transition period, Fairchild will utilize its own inside sales organization.

RESEARCH AND DEVELOPMENT

    The Company's expenses for research and development in Fiscal Years 1994, 1995 and 1996 were $27.4 million, $31.0 million and $30.3 million, respectively. Such expenses represented 4.2%, 5.0% and 4.4% of trade sales in Fiscal Years 1994, 1995 and 1996, respectively. The Company's research and development expenses are charged to operations as incurred. Management expects that it will have to increase its direct research and development expenditures following the date of consummation of the Transactions from approximately 1.7% of Fiscal Year 1996 trade sales to approximately 3.3% of trade sales.

    Manufacturing technology is the key determinant in the improvement of semiconductor products. Each new generation of process technology has resulted in products with higher speed and greater performance produced at lower cost. Infrastructure investments made in recent years will enable the Company to continue to achieve high volume, high reliability and low-cost production using leading edge process technology. The Company's research and development efforts are focused on new product development and improvements in process technology.

    The Company's new product efforts are primarily focused on three major areas: (i) in the logic product business, toward multi-market solutions for off board driving (backplanes) applications, which drive signals from a printed circuit board through a connector to other parts of the system; on board buffering applications, which add current drive to signals on a printed circuit board; on board inter-connect applications, which route or gate signals between electronic devices on a printed circuit board; and signal conditioning applications, which shape, invert, delay or change electrical signals within the system; (ii) in the discrete product business, toward remaining on the forefront of technological change and developing enhancements of its current and future products; and (iii) in the memory product business, toward producing cost competitive standard products and developing value-added ASSP solutions that provide the Company's customers a competitive cost or functional advantage.

    The Company maintains an independent research and development organization at its South Portland facility, which is supported by its engineering staff at the Salt Lake City, Santa Clara, Penang and Cebu locations and by its marketing personnel worldwide. The Company works closely with its major customers in many research and development situations, an arrangement which management believes substantially increases the likelihood that the Company's products will be designed directly into the customers' products and achieve rapid and lasting market acceptance.

MANUFACTURING

    Fairchild currently operates four manufacturing facilities, two of which are front-end wafer fabrication facilities located in the United States and two of which are back-end assembly and test facilities in the Asia/ Pacific region. Fairchild's products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. The Company uses all of the prevalent function-oriented process technologies, including CMOS, Bipolar, BiCMOS, DMOS and non-volatile memory technologies. The Company's manufacturing operations are organized around the concept of delivering maximum customer value through premier service and minimizing total customer costs. The table below sets forth certain information with respect to Fairchild's current manufacturing facilities, products and technologies.

                            MANUFACTURING FACILITIES

       LOCATION                     PRODUCTS                         TECHNOLOGIES
----------------------  ---------------------------------  ---------------------------------
FRONT-END FACILITIES:
  South Portland,       Bipolar, CMOS and                  4-inch fab -- 5.0/3.0 micron
    Maine               BiCMOS logic products              Bipolar and CMOS
                        National Semiconductor             5-inch fab -- 3.0/1.5 micron
                        contract manufacturing             Bipolar and CMOS
                                                           6-inch fab -- 1.5/0.8 micron CMOS
                                                                         and BiCMOS
  Salt Lake City, Utah  EPROMs, EEPROMs, Plug and          6-inch fab -- 2.0/0.65 micron
                        Play                               CMOS
                        Discrete power                     EEPROM
                        National Semiconductor             -- 2.0/0.8 micron CMOS
                        contract manufacturing             EPROM
                                                           -- 2.0 micron DMOS
BACK-END FACILITIES:
  Penang, Malaysia      Bipolar, CMOS and BiCMOS logic     MDIP, SOIC, EIAJ, TSSOP, SSOP,
                        products                           8-56 Pins
                        National Semiconductor assembly
                        and test services
  Cebu, the             Power and small signal discrete    TO92, SOT-23, Super SOT, SOT-223,
    Philippines         National Semiconductor assembly    TO220, TO263
                        and test services

    The Company's strategy is to have its manufacturing facilities dedicated to its product groups. The South Portland and Penang facilities primarily support the logic products group and the Salt Lake City and

Cebu facilities primarily support the discrete and memory products groups. The Company also subcontracts fabrication of wafers and certain discrete products to Torex Semiconductor as well as certain back-end assembly and testing operations to Alphatech. In addition, the Company is entering into foundry and assembly service agreements with National Semiconductor, under which the Company will purchase certain services from National Semiconductor. See "The Transactions--Manufacturing Agreements."

    Fairchild's manufacturing processes use many raw materials, including silicon wafers, copper lead frames, mold compound, ceramic packages and various chemicals and gases. The Company obtains its raw materials and supplies from a large number of sources on a just-in-time basis. Although supplies for the raw material used by the Company are currently adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

    All of the Company's manufacturing facilities have been certified to conform to ISO international quality standards. Several major customers, including Siemens, Intel, AT&T and Ford, have recognized Fairchild's commitment to quality and have honored the Company with numerous quality awards. The Company's CIM systems provide management with real time data on all aspects of the performance of its manufacturing lines.

BACKLOG

    The Company's trade sales are made primarily pursuant to standard purchase orders that are generally booked from one to twelve months in advance of delivery. Backlog is influenced by several factors including market demand, pricing and customer order patterns in reaction to product lead times. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery to reflect changes in customer needs or industry conditions. Fairchild recognizes only the first 26 weeks of backlog. Backlog as of March 23, 1997 was $175.8 million (exclusive of contract manufacturing services), as compared to $173.0 million as of February 23, 1997 and $201.9 million as of February 25, 1996. The Company recognizes revenue from contract manufacturing services but does not account for these revenues on a backlog basis.

    Although the Company's backlog has increased in recent periods due to improved conditions in the semiconductor market, in a declining market the Company has in the past and may in the future be requested to reduce prices to limit the level of order cancellations. Despite price reductions, however, in an industry downturn order cancellations may still be expected, particularly by distributors and for standard products. The Company's level of backlog is therefore not necessarily a reliable indicator of the level of future billings.

    Fairchild also sells certain products to key customers pursuant to contracts. Contracts are annual fixed-price contracts with customers setting forth the terms of purchase and sale of specific products. These contracts allow the Company to schedule production capacity in advance and allow customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered products.

COMPETITION

    Markets for the Company's products are highly competitive. Although only a few companies compete with Fairchild in all of the Company's product lines, the Company faces significant competition within each of its product lines from major international semiconductor companies. Some of the Company's competitors may have substantially greater financial and other resources with which to pursue engineering, manufacturing, marketing and distribution of their products than the Company. Competitors include manufacturers of standard semiconductors, application-specific ICs and fully customized ICs, including both chip and board-level products, as well as customers who develop their own integrated circuit products.

    The Company's primary competitors include Motorola, Siliconix Inc., International Rectifier Corporation, Siemens, Philips, Rohm Corporation, Texas Instruments, Toshiba, Integrated Device Technology, Inc., SGS-Thomson, Inc., Microchip Technology Inc., Atmel Corporation, Xicor, Inc. and Advanced Micro Devices, Inc.

    The Company competes in different product lines to various degrees on the basis of price, technical performance, product features, product system compatibility, customized design, availability, quality and sales and technical support. The Company's ability to compete successfully depends on elements both within and outside of its control, including successful and timely development of new products and manufacturing processes, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends.

PROPERTIES

    The Company's corporate headquarters as well as certain manufacturing and warehouse operations are located in approximately 240,000 square feet of space in buildings owned by the Company in South Portland, Maine. Additional manufacturing, warehouse and office facilities are housed in approximately 300,000 square feet of space in buildings owned by the Company in Salt Lake City, Utah.

    The Company owns or leases approximately 397,000 square feet of manufacturing and warehouse space in Penang, Malaysia. Additional warehouse space is leased in Singapore.

    Manufacturing, warehouse and office facilities are housed in approximately 170,000 square feet of space owned or leased by the Company in Cebu, the Philippines. Additional office facilities are located in leased space in Santa Clara, California.

    Leases affecting the facilities in Penang, Malaysia and Cebu, the Philippines are generally in the form of long-term ground leases, with the Company owning improvements on the land. The initial terms of these leases will expire beginning in 2014. In some cases the Company has the option to renew the lease term, while in others the Company has the option to purchase the leased premises.

TRADEMARKS AND PATENTS

    The Company owns rights to a number of trademarks and patents that are important to its business. Management considers Fairchild, FACT-TM- and FAST-Registered Trademark- to be the trademarks that are material to the Company's operations.

    Fairchild's corporate policy is to protect proprietary products by obtaining patents for such products when practicable. Under the Technology Licensing and Transfer Agreement with National Semiconductor entered into in connection with the Transactions, the Company has acquired more than 150 U.S. patents and obtained perpetual, royalty free non-exclusive licenses on more than 1,000 of National Semiconductor's patents. Management believes that it has the right to use all technology used in the production of its products. See "The Transactions--Technology Licensing and Transfer Agreement."

ENVIRONMENTAL MATTERS

    The Company's operations are subject to environmental laws and regulations in the countries in which it operates that regulate, among other things, air and water emissions and discharges at the Company's manufacturing facilities; the generation, storage, treatment, transportation and disposal of solid and hazardous wastes by the Company; the investigation, remediation and response related to environmental contamination; and the release of hazardous substances, pollutants and contaminants into the environment at or from properties operated by the Company and at other sites. As with other companies engaged in like businesses, the nature of the Company's operations exposes it to the risk of liabilities or claims with respect to such matters. Management believes, however, that its operations are in substantial compliance with applicable environmental laws and regulations.

    The Company's facilities in South Portland, Maine and, to a lesser extent, Salt Lake City, Utah have ongoing remediation projects to respond to certain releases of hazardous substances that occurred prior to the consummation of the Transactions. Pursuant to the Asset Purchase Agreement, National Semiconductor has agreed to indemnify the Company for the cost of these projects. See "The Transactions--Asset Purchase Agreement." Based on the historical costs of these projects, management does not believe the cost to continue to respond to these conditions will be material, even without the indemnity. The Company has leased one building as office space from National Semiconductor, which is located in Santa Clara, California on a portion of a Superfund site. The Regional Water Quality Control Board, acting as an agent for the Environmental Protection Agency, has selected a clean-up remedy for the Superfund site, portions of which management understands are currently being implemented. With certain limitations, any claims asserted against the Company for damages in connection with contamination existing prior to the closing of the Asset Purchase Agreement would be covered under National Semiconductor's indemnity in the Asset Purchase Agreement and, in connection with the Santa Clara facility, under the lease.

    In connection with the Transactions, the Company identified certain conditions which may require further investigation and possible remediation or response activity. However, management believes that based on independent consultants' projected costs for such activities and the National Semiconductor indemnity, such additional investigation, remediation or response activities will not have a material adverse effect on the Company's results of operations, business or financial condition. Future laws or regulations and changes in existing environmental laws or regulations may subject the Company's operations to different, additional or more stringent standards. While historically the cost of compliance with environmental laws has not had a material adverse effect on the Company's results of operations, business or financial condition, management cannot predict with certainty its future costs of compliance because of changing standards and requirements. There can be no assurance by the Company that material costs will not be incurred in connection with the future compliance with environmental laws.

LEGAL PROCEEDINGS

    From time to time the Company is involved in legal proceedings arising in the ordinary course of its business. Management believes there is no litigation pending that could have a material adverse effect on its operations.

EMPLOYEES

    The Company's worldwide workforce consisted of approximately 6,180 employees (full- and part-time) as of February 23, 1997, none of whom were represented by collective bargaining arrangements. Of the total number of employees, approximately 5,455 were engaged in manufacturing, approximately 75 were engaged in marketing and sales, approximately 400 were engaged in administration, and approximately 250 were engaged in research and development. Of the total number of employees, approximately 3,305 or 54% were employed in the logic product group, approximately 2,300 or 37% were employed in the discrete product group and approximately 575 or 9% were employed in the memory product group.

                                THE TRANSACTIONS

RECAPITALIZATION AGREEMENT

    Pursuant to the Recapitalization Agreement with National Semiconductor, the following transactions occurred on March 11, 1997 (collectively, the "Transactions"): (i) National Semiconductor transfered to the Company, pursuant to an Asset Purchase Agreement (the "Asset Purchase Agreement"), substantially all of the assets and certain of the liabilities of the Fairchild multi-market semiconductor business in exchange for (a) the Purchase Price Notes in the principal amount of $401.6 million and (b) all of the Company's capital stock;
(ii) National Semiconductor transferred all of the capital stock of the Company and approximately $12.8 million in cash to Fairchild Holdings in exchange for shares of Holdings Preferred

Stock, Holdings Common Stock and the Holdings PIK Note in the principal amount of approximately $77.0 million; (iii) Fairchild Holdings issued (a) to Sterling shares of Holdings Preferred Stock and Holdings Common Stock for $58.5 million in cash and (b) to the Management Investors shares of Holdings Preferred Stock and Holdings Common Stock for approximately $6.5 million in cash; (iv) Fairchild Holdings contributed cash in the amount of approximately $77.8 million to the capital of the Company; (v) the Company borrowed $120.0 million under the Senior Credit Facilities and received the net proceeds from the issuance of the Notes in the Offering; and (vi) the Company repaid the Purchase Price Notes in cash. Pursuant to the Recapitalization Agreement, the Company and National Semiconductor entered into the Asset Purchase Agreement, the Technology Licensing and Transfer Agreement, the Fairchild Foundry Services Agreement, the Fairchild Assembly Services Agreement, the National Foundry Services Agreement, the National Assembly Services Agreement, the Mil/Aero Wafer and Services Agreement, the Shared Facilities Agreement, the Shared Services Agreement, the Santa Clara Lease, the Transition Services Agreement, the Stockholders' Agreement and the Registration Rights Agreement. See "Ownership of Capital Stock--Stockholders' Agreement" and "--Registration Rights Agreement."

ASSET PURCHASE AGREEMENT

    The Asset Purchase Agreement provides for the sale from National Semiconductor to Fairchild of substantially all the assets and certain of the liabilities of the logic, discrete and memory business units. The assets purchased by Fairchild include, among other things, certain properties located at South Portland, Maine and Salt Lake City, Utah (see "Properties") as well as, with some exceptions and limitations, all of the manufacturing equipment, motor vehicles, office furniture, inventory, governmental permits and licenses and other assets necessary to operate the Company's businesses. In addition, purchased assets include (i) the contractual rights and obligations which primarily relate to the logic, discrete and memory product units, (ii) the intellectual property rights granted under the Technology Licensing and Transfer Agreement and (iii) all of the capital stock of the Foreign Subsidiaries which own or lease the properties located in Penang, Malaysia and Cebu, the Philippines. Among the liabilities not assumed by Fairchild are any of the environmental liabilities (as defined in the Asset Purchase Agreement) of National Semiconductor. The agreement provides that National Semiconductor will indemnify Fairchild for any damages arising from such excluded liabilities. The agreement also provides for Fairchild to offer to employ all logic, discrete and memory employees on substantially the same terms and conditions as they were employed immediately before the Transactions. In addition, the agreement contains a provision that, subject to certain limitations, forbids National Semiconductor for a period of five years after the consummation of the Transactions from engaging in any business competing with Fairchild products in existence on the date the Transactions are consummated. For a period of 39 months after consummation of the Transactions the agreement, subject to certain limitations, forbids the Company from engaging in any business competing with National Semiconductor's products on the date the Transactions were consummated.

TECHNOLOGY LICENSING AND TRANSFER AGREEMENT

    Under the Technology Licensing and Transfer Agreement, National Semiconductor assigned or non-exclusively licensed to the Company certain patent, copyright, maskwork, trade secret and trademark rights necessary to the Company's business and to make certain improvements to the Company's product line. These rights include a non-exclusive license to practice certain processes necessary to the Company's business. For patent rights, National Semiconductor assigned to the Company more than 150 patents and granted the Company a worldwide, royalty-free, non-exclusive license under applicable patents and patent applications, for the life of such patents (but without right to sublicense) to manufacture, package, use, sell, offer for sale, import, design or develop the Company's products and certain improvements to those products. With respect to copyrights and maskworks used in the Company's business, National Semiconductor granted the Company an undivided interest in certain co-owned copyrights and maskworks. For trademarks, National Semiconductor assigned certain trademarks related to the Company's products and granted licenses recognizing transitional use of visible trademarks and of product-embedded trademarks, which embedded trademarks in some cases will not be eliminated until the relevant product is discontinued or replaced. For patents that National Semiconductor assigned to the Company, a worldwide, paid-up, royalty-free, non-exclusive license, with a limited right to sublicense, was granted by the Company to National Semiconductor.

    National Semiconductor and the Company also agreed to further cross-license certain discoveries, improvements or inventions occurring within one year after the consummation of the Transactions, with no right to grant sublicenses (except for the purpose of settling third party claims against the Company). The agreement further provides that National Semiconductor, for a period of time, shall indemnify and render assistance to the Company for intellectual property claims made by third parties.

MANUFACTURING AGREEMENTS

    Under the National Foundry Services Agreement and the Fairchild Foundry Services Agreement (collectively, the "Foundry Agreements"), National Semiconductor and Fairchild manufacture semiconductor products (I.E., provide "foundry" services) for each other during at least the 39-month period following consummation of the Transactions. Foundry services are the manufacturing processes through which thousands of integrated circuits are added to raw silicon wafers. The Fairchild Foundry Services Agreement establishes the terms and conditions under which Fairchild provides foundry services for National Semiconductor and the National Foundry Services Agreement defines the terms and conditions under which National Semiconductor provides foundry services for Fairchild. The Foundry Agreements (i) establish the processes used by the foundry service provider, (ii) define purchase commitments and production forecasts, (iii) establish pricing, (iv) provide for engineering support from the other party, (v) establish quality standards and (vi) specify delivery and payment terms, among other things. The agreements also specify warranty and inspection terms.

    The National Assembly Services Agreement and the Fairchild Assembly Services Agreement (collectively, the "Assembly Agreements") provide for assembly and test services between National Semiconductor and Fairchild during at least the 39-month period following consummation of the Transactions. During the assembly and test phase of semiconductor production, the thousands of integrated circuits produced on silicon wafers during the foundry phase are separated and packaged into individual devices ready for sale to the Company's customers. The Fairchild Assembly Services Agreement establishes the terms and conditions under which Fairchild provides assembly and test services for National Semiconductor and the National Assembly Services Agreement establishes the terms and conditions under which National Semiconductor provides such services for Fairchild. Similar to the Foundry Agreements, the Assembly Agreements establish terms for (i) volume commitments and production planning, (ii) ordering and shipping, (iii) quality, inspection and acceptance of finished goods and (iv) pricing and payment. For information on pricing under the Fairchild Foundry Services Agreement and the Fairchild Assembly Services Agreement, see Note 1(a) to "Notes to Unaudited Pro Forma Combined Condensed Statements of Operations."

    In addition to the Foundry Agreements and the Assembly Agreements, National Semiconductor and Fairchild have entered into the Mil/Aero Wafer and Services Agreement (the Foundry Agreements, the Assembly Agreements and the Mil/Aero Wafer and Services Agreement, collectively, the "Manufacturing Agreements") which establishes, in a similar fashion, the terms and conditions under which Fairchild manufactures integrated circuits for certain military and aerospace industry customers of National Semiconductor.

    The Manufacturing Agreements provide both the Company and National Semiconductor assured sources of supply and demand. National Semiconductor is required to purchase from Fairchild a minimum of $330.0 million in goods and services in the first 39 months following the consummation of the Transactions at prices that are designed to generate a 20% gross profit for the Company, subject to certain conditions and adjustments. See Note 1(a) of Notes to Unaudited Pro Forma Combined Condensed Financial Statements of Operations. See "Risk Factors--Dependence on National Semiconductor."

TRANSITION SERVICES AGREEMENT

    Under the Transition Services Agreement, National Semiconductor is providing a number of business support services to the Company that assist in Fairchild's conversion to an independent entity. From the consummation of the Transactions until, in most instances, June 1, 1998, National Semiconductor has agreed to provide to Fairchild (i) data processing and communication services, (ii) financial and administrative support, (iii) purchasing services, (iv) marketing and sales services, (v) logistics and operational support services, (vi) human resources and benefits services and (vii) security assistance and consulting as well as additional services as provided in separate shared facilities and services agreements for the South Portland, Maine site and a sublease for the Santa Clara, California site. Generally, the agreement provides for National Semiconductor to invoice Fairchild for the services provided, with certain charges based on a fixed cost and other charges based on National Semiconductor's actual incurred costs. In addition, under the agreement National Semiconductor has granted to the Company a royalty-free, perpetual and irrevocable worldwide license to use National Semiconductor's in-house business, engineering and manufacturing systems software. The license will survive termination of the agreement. See "Risk Factors-- Dependence on National Semiconductor."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to the persons who are members of the Board of Directors or executive officers of Fairchild Holdings and the Company. Other officers may also be appointed to fill certain positions. Each director of Fairchild Holdings and the Company will hold office until the next annual meeting of shareholders of Fairchild Holdings or the Company or until his successor has been elected and qualified.

NAME                                      AGE                                      TITLE
------------------------------------      ---      ---------------------------------------------------------------------

Kirk P. Pond........................          52   Chairman of the Board of Directors, President and Chief Executive
                                                   Officer

Joseph R. Martin....................          49   Executive Vice President and Chief Financial Officer and Director

Jerry M. Baker......................          45   Executive Vice President and General Manager, Memory and Discrete
                                                   Products Group

W. Wayne Carlson....................          54   Executive Vice President and General Manager, Logic Products Group

Daniel E. Boxer.....................          51   Executive Vice President, General Counsel and Secretary

Darrell Mayeux......................          54   Senior Vice President, Worldwide Sales and Marketing

David A. Henry......................          35   Corporate Controller

Matthew W. Towse....................          34   Treasurer

Brian L. Halla......................          49   Director

William N. Stout....................          58   Director

Richard M. Cashin, Jr...............          43   Director

Paul C. Schorr IV...................          30   Director

    KIRK P. POND, CHAIRMAN OF THE BOARD OF DIRECTORS, PRESIDENT AND CHIEF EXECUTIVE OFFICER. Mr. Pond has been the President of the Company since June 1996. Since 1987, Mr. Pond has held several executive positions with National Semiconductor, most recently Executive Vice President and Chief Operating Officer. Prior executive management positions were with Fairchild Semiconductor Corporation, Texas Instruments and Timex Corporation.

    JOSEPH R. MARTIN, EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND DIRECTOR. Mr. Martin has been the Executive Vice President and Chief Financial Officer of the Company since June 1996. Mr. Martin has held several senior financial positions with National Semiconductor since 1989, most recently as Vice President of Finance, Worldwide Operations. Prior to joining National Semiconductor, Mr. Martin was Senior Vice President and Chief Financial Officer of VTC Incorporated, and prior to that held various senior positions with the Company.

    JERRY M. BAKER, EXECUTIVE VICE PRESIDENT AND GENERAL MANAGER, MEMORY AND DISCRETE PRODUCTS GROUP. Mr. Baker has been Executive Vice President and General Manager, Memory and Discrete Products Group, since December 1996. He has spent more than 24 years in a variety of engineering and management positions within National Semiconductor, most recently as Vice President and General Manager, Discrete Products Divisions.

    W. WAYNE CARLSON, EXECUTIVE VICE PRESIDENT AND GENERAL MANAGER, LOGIC PRODUCTS GROUP. Mr. Carlson has been Executive Vice President and General Manager, Logic Products Group, since June 1996. He has 30 years of prior engineering and management experience with National Semiconductor and Fairchild, most recently as Vice President and General Manager, Data Management Division.

    DANIEL E. BOXER, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND
SECRETARY. Mr. Boxer joined the Company immediately following the consummation of the Transactions, having worked closely on behalf of the Company on many aspects of the Transactions. He has practiced law for 27 years and since 1975 had been a partner at the law firm of Pierce Atwood, Portland, Maine. His practice at Pierce Atwood included advising many of Maine's largest manufacturing companies, including the Company, on business, governmental, legal compliance and environmental issues. He was most recently a senior partner and Chairman of the firm's Management Committee.

    DARRELL MAYEUX, SENIOR VICE PRESIDENT, WORLDWIDE SALES AND MARKETING. Mr. Mayeux has been Senior Vice President, Worldwide Sales and Marketing since November 1996. He had been with National Semiconductor since 1992 as Vice President of Sales and Marketing for logic products group. He previously held engineering, marketing and general management positions with Texas Instruments and Philips.

    DAVID A. HENRY, CORPORATE CONTROLLER. Mr. Henry has been Corporate Controller since December 1996. He had been with National Semiconductor for eight years and has held various financial management positions, most recently as Director of Financial Planning and Analysis for Fairchild. Mr. Henry previously worked for Amfac, Inc. as well as Ernst and Whinney, and is a Certified Public Accountant.

    MATTHEW W. TOWSE, TREASURER. Mr. Towse became Treasurer upon consummation of the Transactions. He had been with National Semiconductor for six years and has held various financial management positions, most recently as Controller for the Fairchild plant in South Portland, Maine. Mr. Towse previously worked for Ernst & Young and is a Certified Public Accountant.

    BRIAN L. HALLA, DIRECTOR. Mr. Halla has been employed by National Semiconductor since 1996, serving as Chairman of the Board, President and Chief Executive Officer. Prior to joining National Semiconductor, Mr. Halla was Executive Vice President of LSI Logic Products at LSI Logic Corporation and had held positions at LSI Logic Corporation as Senior Vice President and General Manager, Microprocessor/DSP Products Group and Vice General Manager, Microprocessor Products Group.

    WILLIAM N. STOUT, DIRECTOR. Mr. Stout has been Chairman and Chief Executive Officer of Sterling Holding Company and Sterling's subsidiaries since 1988. Sterling is engaged, through subsidiaries including Trompeter Electronics, Inc. and Semflex, Inc., in the manufacture and sale of coaxial connectors, coaxial cable and coaxial cable assemblies. From 1985 to 1988, Mr. Stout was a private investor and consultant. From 1979 until 1985, Mr. Stout was President and Chief Executive Officer of Lundy Electronics & Systems, which manufactured electronic products and systems.

    RICHARD M. CASHIN, JR., DIRECTOR. Mr. Cashin has been employed by Citicorp Venture Capital Ltd. since 1980, and has been President since 1994. Mr. Cashin is a director of Levitz Furniture Incorporated, Lifestyle Furnishings International, Euromax and Titan Wheel International.

    PAUL C. SCHORR IV, DIRECTOR. Mr. Schorr has been employed by and been a Vice President of Citicorp Venture Capital Ltd. since 1996. Prior to joining Citicorp Venture Capital Ltd., Mr. Schorr was a consultant with McKinsey & Company, Inc. He is a director of Inland Resources.

DIRECTOR COMPENSATION AND ARRANGEMENTS

    It is not currently contemplated that those persons listed above as directors of the Company and who are employed by the Company or by Citicorp Venture Capital Ltd. will receive compensation for their services as directors. Members of the Board of Directors will be elected pursuant to certain voting agreements outlined in the Stockholders' Agreement.

EXECUTIVE COMPENSATION

    The following table sets forth certain information concerning the compensation received by the five most highly compensated officers of the Company for services rendered in Fiscal Year 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                                  COMPENSATION
                                                          ANNUAL COMPENSATION   ----------------
                                                          --------------------    STOCK OPTION       ALL OTHER
                                                           SALARY      BONUS       AWARDS (1)     COMPENSATION(2)
NAME AND PRINCIPAL POSITION                                  ($)        ($)        (# SHARES)           ($)
--------------------------------------------------------  ---------  ---------  ----------------  ----------------

Kirk P. Pond (3)........................................    414,521    146,300         18,000            34,292
  Chairman of the Board of Directors, President
  and Chief Executive Officer

Joseph R. Martin........................................    181,466     68,875          7,500             7,114
  Executive Vice President and Chief Financial
  Officer and Director

Jerry M. Baker..........................................    169,370     54,744         10,200             6,906
  Executive Vice President and General Manager,
  Memory and Discrete Products Group

W. Wayne Carlson........................................    234,125     64,815          7,000             8,895
  Executive Vice President and General Manager,
  Logic Products Group

Darrell Mayeux..........................................    160,458     31,801          4,000             6,072
  Senior Vice President, Worldwide Sales and
  Marketing

------------------------

(1) Options were granted for National Semiconductor common stock pursuant to National Semiconductor's Stock Option Plan. National Semiconductor's obligations under its Stock Option Plan were not assumed by Fairchild.

(2) Reflects contributions and allocations to National Semiconductor's defined contribution retirement plans and the value of life insurance premiums paid by National Semiconductor for term life insurance.

(3) In addition to the amounts disclosed in the table, Mr. Pond received, as long-term compensation from National Semiconductor in Fiscal Year 1996, $311,190 in long-term incentive plan payouts pursuant to National Semiconductor's Performance Award Plan. National Semiconductor's obligations under the Performance Award Plan were not assumed by Fairchild.

    The following table provides information pertaining to individual grants made by National Semiconductor of options for shares of National Semiconductor common stock to the named executive officers in Fiscal Year 1996.

                                                STOCK OPTIONS      % OF ALL                                  GRANT DATE
                                                   GRANTED      OPTIONS GRANTED    EXERCISE                   PRESENT
                                                 (# SHARES)    TO ALL EMPLOYEES      PRICE     EXPIRATION      VALUE
                                                     (1)            (%) (2)       ($/ SHARE)      DATE        ($) (3)
                                                -------------  -----------------  -----------  -----------  ------------

Kirk P. Pond..................................       18,000             0.46           28.25      9/29/05       308,660

Joseph R. Martin..............................        7,500             0.19           27.13      7/20/05       123,509

                                                      5,200             0.13           28.25      9/29/05        89,168
                                                      5,000             0.13           22.50     12/20/05        68,288
Jerry M. Baker................................

W. Wayne Carlson..............................        7,000             0.18           28.25      9/29/05       120,034

Darrell Mayeux................................        4,000             0.10           28.25      9/29/05        68,591

------------------------

(1) Options for National Semiconductor common stock granted under the National Semiconductor Stock Option Plan during Fiscal Year 1996.

(2) A total of 3,926,300 options were granted to National Semiconductor employees, including executive officers, during Fiscal Year 1996.

(3) Represents grant date valuation computed under the Black-Scholes option pricing model adapted for use in valuing stock options. The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the option is exercised, so there can be no assurance that the value realized will be at or near the value estimated by the Black-Scholes model. Grant date values were determined based in part on the following assumptions: risk free rate of return of 7.5%, no dividend yield, time of exercise of ten years, discount for vesting restrictions of 0%-3% per year, and annualized volatility of 39.7% (based on historical stock prices for five years preceding the grant date).

    The following table provides information with respect to the named executive officers concerning the exercise of National Semiconductor options during Fiscal Year 1996, and unexercised National Semiconductor options held as of the end of Fiscal Year 1996.

                                                                     NUMBER OF             VALUE OF UNEXERCISED
                                                                    UNEXERCISED                   IN-THE-
                                                                     OPTIONS AT              MONEY OPTIONS AT
                                 SHARES ACQUIRED    VALUE         FISCAL YEAR END             FISCAL YEAR END
                                   ON EXERCISE    REALIZED   (EXERCISABLE/UNEXERCISABLE) (EXERCISABLE/UNEXERCISABLE)
NAME                                 (#)(1)        ($)(2)               (#)                       ($)(3)
-------------------------------  ---------------  ---------  --------------------------  -------------------------

Kirk P. Pond...................        25,000       593,750          82,250/41,750              728,594/27,656

Joseph R. Martin...............         9,875        72,047               0/19,625                    0/10,781

Jerry M. Baker.................            --            --          19,475/16,950               162,897/7,188

W. Wayne Carlson...............            --            --          38,125/21,875              244,969/15,156

Darrell Mayeux.................         2,925        45,400           3,250/11,725                     0/6,063

------------------------

(1) Options exercised were for National Semiconductor common stock. The table excludes any shares acquired under the National Semiconductor Employees Stock Purchase Plan.

(2) Equals the market value of the underlying shares (based on the opening price of National Semiconductor common stock on the date of exercise) less the exercise price.

(3) Represents the difference between $16.25, the market price of National Semiconductor common stock at Fiscal Year end, and the exercise price.

DEFERRED COMPENSATION AGREEMENTS

    National Semiconductor adopted the National Semiconductor Corporation Deferred Compensation Plan (the "Plan") shortly before consummation of the Transactions. Under the Plan, Kirk P. Pond, Joseph R. Martin and certain other Management Investors have elected to defer receipt of amounts that otherwise would have become payable under National Semiconductor's Key Employee Incentive Plan, Discrete Retention Bonus Plan, Discrete Performance Incentive Plan--Executive Level and/or letter agreements with National Semiconductor concerning certain payments relating to the Transactions.

    Upon consummation of the Transactions, Fairchild Holdings assumed the Plan and all liabilities with respect to payments due thereunder, and the Plan participants released National Semiconductor from those liabilities. The Plan is administered by a committee appointed by Fairchild Holdings' Board of Directors.

    Amounts a Plan participant defers pursuant to the Plan will be credited to an account for that participant on the books of Fairchild Holdings and will be credited with earnings based on the employee's election. Each Plan participant has elected that specified portions of the earnings on his deferrals will be measured based on the performance of Holdings Preferred Stock and Holdings Common Stock, and that a portion of the earnings on his deferrals will be measured based on short-term U.S. Treasury obligations.

    Amounts credited to a Plan participant's account also will be paid based on the participant's election. Each participant has elected that the portion of his account on which earnings are measured based on shares of Holdings stock will be paid when such shares, if actually held, would be redeemed, automatically or upon request, by Fairchild Holdings, to the extent that all restrictions on the transfer of such shares have lapsed. Generally, all payments under the Plan will be made in cash. Payments will be made in all events (1) upon liquidation or dissolution of the Company, (2) upon sale of fifty percent (50%) or more of the equity interests in the Company, consolidation or merger of the Company with or into another entity, or sale of all or substantially all of the Company's assets; (3) to the participant's beneficiary upon his death; and (4) upon the mandatory redemption of Holdings Preferred Stock. Payments pursuant to items (2) through (4) of the portion of any account the earnings on which are measured based on the performance of Fairchild Holdings stock will only be made, however, to the extent that shares of such stock, if actually held, would be redeemed at that time upon request. Payment to a participant may be accelerated if the participant suffers an unforeseeable financial emergency or severe hardship.

    Upon consummation of the Transactions, the Company established a grantor trust (a so-called "rabbi trust") (the "Trust") to which National Semiconductor and the Company together contributed cash in an amount equal to the aggregate amount of deferrals under the Plan as of the closing date of the Transactions. The trust agreement establishing the Trust provides that such amount, when contributed, will be invested in specified amounts of Holdings Preferred Stock and Holdings Common Stock. The Trust will be a party to the Stockholders' Agreement and will be treated as a Management Investor.

    National Semiconductor also entered into a Retention Agreement dated July 1996 with Kirk P. Pond, which assigned to Mr. Pond full management responsibility for National Semiconductor's logic and memory product lines including the manufacturing operations related thereto. Compensation for this assignment was agreed to be Mr. Pond's salary at the rate of $418,000 per annum, a stock option for 100,000 shares of common stock of National Semiconductor, vesting of which would be accelerated concurrently with the termination of Mr. Pond's employment if Mr. Pond's employment were to be terminated at the end of his assignment, an incentive reflecting returns to National Semiconductor of the businesses run by Mr. Pond, and an incentive based on the value received by National Semiconductor upon any sale or other disposal of the businesses. In addition, National Semiconductor agreed to provide Mr. Pond benefits upon termination of employment by National Semiconductor as follows: payment of salary and benefits for twelve months, payment of an incentive at 70% of base salary, crediting of one additional year's service towards certain payments under the Performance Award Plan and payment of vacation accrued through the date salary ends. The other four executive officers of the Company named above entered into arrangements with National Semiconductor providing various benefits in connection with the sale or disposal of the businesses. The executive officers have no further obligations under these arrangements.

EMPLOYMENT AGREEMENTS

    Concurrent with the consummation of the Transactions, the Company, Fairchild Holdings and Sterling entered into an employment agreement with each of Kirk P. Pond and Joseph R. Martin (each an "Executive"). Mr. Pond is employed as Chairman of the Boards of Directors and as Chief Executive Officer of the Company and Fairchild Holdings. Mr. Martin is employed as Executive Vice President and Chief Financial Officer, and serves as a member of the Boards of Directors, of the Company and Fairchild Holdings. The respective agreements provide for an annual base salary of $450,000 for Mr. Pond and $250,000 for Mr. Martin, subject in each case to increases at the discretion of the Board of Directors and to annual performance bonuses in accordance with the FSC Semiconductor Corporation 1997 Executive Officer Incentive Plan. Each agreement also provides for the Executive to receive standard Company benefits. The term of each agreement is three years subject to automatic renewal for up to two consecutive one-year terms unless, in each case, either the Company or the Executive gives prior notice of non-renewal. Under each agreement, either the Executive or the Company may terminate the agreement with or without cause. If terminated by the Company without cause or by the Executive with cause, each agreement requires the Company to pay the Executive monthly severance payments (approximately equal to his salary at the time of termination plus an amount equal to incentive awards payable in the fiscal year prior to termination) until the end of the term of the agreement or for 24 months if longer. Each Executive is subject to a non-competition covenant during the term of his agreement and for a period of at least 24 months following termination or expiration of the agreement.

    The Company may enter into employment agreements with other executive officers of the Company.

PERSONAL SAVINGS AND RETIREMENT PLAN

    Fairchild Holdings and the Company have adopted a Personal Savings and Retirement Plan (the "Retirement Plan") for all eligible employees who are not foreign nationals or contract employees. The Retirement Plan includes a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code and matching contributions under Section 401(m) of the Internal Revenue Code. Under the 401(k) plan, participants may elect to defer from 1% to 15% of their compensation on an after-tax or before-tax basis, directing the investment of these elective deferrals among several mutual funds. The Company will make quarterly matching contributions equal to 50% of the first 6% of an employee's before-tax elective deferral contributions for that period. Both elective deferrals and matching contributions under the 401(k) plan will be fully vested at all times.

FAIRCHILD BENEFIT RESTORATION PLAN

    Fairchild Holdings and the Company have adopted the Fairchild Benefit Restoration Plan. Under the Plan, certain employees of the Company are eligible
(i) to defer on a before-tax basis amounts over and above those they are permitted by law to defer under the Company's Retirement Plan and (ii) to receive matching contributions from the Company equal to the difference between matching contributions received under the Retirement Plan and the matching contributions they would have received under the Retirement Plan but for statutory limits applicable to such contributions. Deferral and matching contributions are credited to accounts established and maintained by the Company. Interest at a rate equal to a commonly reported rate for long-term A-rated corporate bonds is credited to participants' accounts at such times as determined by a committee appointed by the Board of Directors to administer the Plan. The Plan is an unfunded plan of deferred compensation, and amounts payable thereunder are paid out of general corporate assets of the Company and are subject to the claims of the general creditors of the Company and Fairchild Holdings.

FAIRCHILD INCENTIVE PROGRAM

    Fairchild Holdings and the Company have adopted the Fairchild Incentive Program. Under the Program, all regular full- and part-time employees of the Company (with certain limited exceptions) are eligible to receive annual or semiannual incentive awards from the Company. The amount of each payment is based on a given employee's "Target Award." As the Program is currently formulated, the Target Award is 8% of annual compensation for non-exempt employees, from 8% to 15% (depending on grade level) of annual compensation for exempt employees, and up to 35% (depending on grade level) of annual compensation for certain management-level employees. Payment awards range from 0% to 200% of the Target Award, depending on whether the Company achieves certain pre-established earnings goals. Certain participants in the Program are eligible to defer awards, and to the extent that the deferral option applies only to certain Program participants, it constitutes a separate unfunded plan known as the Fairchild Select Employee Incentive Deferral Plan (the "Deferral Plan"). For participants who elect deferral, the Company will establish and maintain book-entry accounts to which the Company shall credit deferred payments and interest equal to a commonly reported rate for long-term A-rated corporate bonds. Deferred amounts and accrued interest are paid to participants upon termination or on a date pre-selected by the participant according to the terms of the Plan. The Compensation Committee appointed by the Board of Directors of Fairchild Holdings will administer the Program and reserves the right, among other things, not to make award payments, and to modify or amend the Program. The Deferral Plan is an unfunded plan of deferred compensation, and benefits payable thereunder are paid out of general corporate assets of the Company and are subject to the claims of the general creditors of the Company and Fairchild Holdings.

FSC SEMICONDUCTOR CORPORATION 1997 EXECUTIVE OFFICER INCENTIVE PLAN

    Fairchild Holdings has adopted the FSC Semiconductor Corporation 1997 Executive Officer Incentive Plan. Under the Plan, certain executive officers of the Company may be eligible to receive annual incentive awards, based on a "Target Award" which ranges from 40% to 70% of an officer's base annual compensation. Actual award payments range from 0% to 200% of the Target Award depending on the extent to which the Company achieves or surpasses certain pre-established earnings goals. Participants may elect to defer all or any portion of an award payment. For participants who elect deferral, the Company will establish and maintain book-entry accounts, and credit each account annually with deferred payments as well as interest at a rate equal to a commonly reported rate for long-term A-rated corporate bonds. Deferrals and accrued interest thereon are paid to participants upon termination or on a date pre-selected by the participant according to the terms of the Plan. Eligibility for Plan participation, performance goals and other terms of the Plan are determined by a committee comprised of two or more directors of the Company who are outside directors within the meaning of Section 162(m) of the Internal Revenue Code. To the extent of any deferrals, the Plan is an unfunded plan of deferred compensation, and benefits payable thereunder are paid out of general corporate assets of the Company and are subject to the claims of the general creditors of the Company and Fairchild Holdings.

                           OWNERSHIP OF CAPITAL STOCK

    The Company is a wholly owned subsidiary of Fairchild Holdings. The following table sets forth certain information with respect to the security ownership of certain beneficial owners and management.

                                                                             NUMBER AND PERCENT OF SHARES
                                                                   ------------------------------------------------
                                                                      HOLDINGS CLASS A         HOLDINGS CLASS B
                                                                          STOCK (1)                STOCK (2)
                                                                   -----------------------  -----------------------

NAME OF BENEFICIAL OWNER                                             NUMBER      PERCENT      NUMBER      PERCENT
-----------------------------------------------------------------  ----------  -----------  ----------  -----------
Sterling Holding Company, LLC
  c/o Fairchild Semiconductor Corporation
  333 Western Avenue
  South Portland, Maine 04106....................................   3,553,000        49.4%   7,163,880        85.2%
National Semiconductor Corporation
  2900 Semiconductor Drive
  Santa Clara, California 95052(3)...............................   1,095,000        15.2%   1,245,000        14.8%
Kirk P. Pond
  c/o Fairchild Semiconductor Corporation
  333 Western Avenue
  South Portland, Maine 04106....................................     793,268        11.0%      --          --
Joseph R. Martin
  c/o Fairchild Semicondutor Corporation
  333 Western Avenue
  South Portland, Maine 04106....................................     396,634         5.5%      --          --
Jerry M. Baker...................................................     161,764         2.2%      --          --
W. Wayne Carlson.................................................     161,764         2.2%      --          --
Darrell Mayeux...................................................     161,764         2.2%      --          --
All directors and executive officers as a group (12
  persons)(4)(5).................................................   1,836,958        25.5%      --          --

------------------------

(1) Does not include shares of Holdings Class A Stock issuable upon conversion of Holdings Class B Stock.

(2) Does not include shares of Holdings Class B Stock issuable upon conversion of Holdings Class A Stock.

(3) Brian L. Halla, who is a director of the Company and Fairchild Holdings, is affiliated with National Semiconductor in the capacities described under "Management--Directors and Executive Officers." In those capacities he may be deemed to beneficially own the shares held of record by National Semiconductor. Mr. Halla disclaims ownership of all such shares.

(4) The amounts shown in the table do not include 332 shares of Holdings Preferred Stock (representing less than one percent of such shares issued and outstanding) beneficially owned by Daniel E. Boxer, who is an executive officer.

(5) Certain of the Company's employees are expected to participate in the FSC Semiconductor Corporation Stock Option Plan pursuant to which they will be offered the opportunity to acquire Holdings Class A Stock which would equal in the aggregate up to an additional 5% of the Holdings Common Stock outstanding. See "--FSC Semiconductor Corporation Stock Option Plan." The table does not include shares or options that may be acquired by such individuals pursuant to such Plan.

HOLDINGS PREFERRED STOCK

    The Fairchild Holdings Certificate of Incorporation provides that Fairchild Holdings may issue 70,000 shares of Holdings Preferred Stock, all of which are designated as 12% Series A Cumulative Compounding

Preferred Stock. Holdings Preferred Stock has a stated value of $1,000 per share and is entitled to annual dividends when, as and if declared, which dividends will be cumulative, whether or not earned or declared, and will accrue at a rate of 12%, compounding annually. The vote of a majority of the outstanding shares of the Holdings Preferred Stock, voting as a separate class, is required to (i) create, authorize or issue any other class or series of stock entitled to a preference prior to the Holdings Preferred Stock upon any dividend or distribution or any liquidation, distribution of assets, dissolution or winding up of Fairchild Holdings, or increase the authorized amount of any such other class or series, or (ii) amend Fairchild Holdings' Certificate of Incorporation if such amendment would adversely affect the relative rights and preferences of the holders of the Holdings Preferred Stock. Except as described in the immediately preceding sentence or as otherwise required by law, the Holdings Preferred Stock is not entitled to vote. Fairchild Holdings may not pay any dividend upon (except for a dividend payable in Junior Stock, as defined below), or redeem or otherwise acquire shares of, capital stock junior to the Holdings Preferred Stock (including the Holdings Common Stock) ("Junior Stock") unless all cumulative dividends on the Holdings Preferred Stock have been paid in full. Upon liquidation, dissolution or winding up of Fairchild Holdings, holders of Holdings Preferred Stock will be entitled to receive out of the legally available assets of Fairchild Holdings, before any amount shall be paid to holders of Junior Stock, an amount equal to $1,000 per share of Holdings Preferred Stock, plus all accrued and unpaid dividends to the date of final distribution. If such available assets are insufficient to pay the holders of the outstanding shares of Holdings Preferred Stock in full, such assets, or the proceeds thereof, will be distributed ratably among such holders. The Holdings Preferred Stock will not be mandatorily redeemable prior to the maturity of the Holdings PIK Note, which will be one year after the maturity of the Notes. Fairchild Holdings may optionally redeem, in whole or in part, the Holdings Preferred Stock at any time at a price per share of $1,000, plus accrued and unpaid dividends to the date of redemption. At the option of Fairchild Holdings, the Holdings Preferred Stock may be exchanged for junior subordinated debentures of Fairchild Holdings.

HOLDINGS COMMON STOCK

    The Certificate of Incorporation of Fairchild Holdings provides that Fairchild Holdings may issue 60,000,000 shares of Holdings Common Stock, divided into two classes consisting of 30,000,000 shares of Holdings Class A Stock and 30,000,000 shares of Holdings Class B Stock. The holders of Holdings Class A Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Except as required by law, the holders of Holdings Class B Stock have no voting rights. Under the Certificate of Incorporation of Fairchild Holdings, a holder of either class of Holdings Common Stock may convert any or all of his shares into an equal number of shares of the other class of Holdings Common Stock; PROVIDED that in the case of a conversion from Holdings Class B Stock, which is nonvoting, into Holdings Class A Stock, which is voting, the holder of shares to be converted would be permitted under applicable law to hold the total number of shares of Holdings Class A Stock which would be held after giving effect to the conversion.

STOCKHOLDERS' AGREEMENT

    In connection with the Transactions, the stockholders of Fairchild Holdings entered into a Securities Purchase and Holders Agreement (the "Stockholders' Agreement") containing certain agreements among such stockholders with respect to the capital stock and corporate governance of Fairchild Holdings and the Company. The following is a summary description of the principal terms of the Stockholders' Agreement.

    Pursuant to the Stockholders' Agreement, the Boards of Directors of Fairchild Holdings and the Company will be composed at all times of seven directors as follows: Mr. Pond (so long as he continues to own shares of Holdings Common Stock or Holdings Preferred Stock); Mr. Martin (so long as he continues to own shares of Holdings Common Stock or Holdings Preferred Stock); the President of the Company if either of Messrs. Pond or Martin is no longer serving on the Board of Directors; if National Semiconductor so chooses, so long as National Semiconductor continues to own shares of Holdings Common Stock or

Holdings Preferred Stock, one individual designated by National Semiconductor, PROVIDED that such person shall initially be either Mr. Halla or Donald Macleod (until the earlier of the second anniversary of the date of consummation of the Transactions or the date upon which such person ceases to be an executive officer of National Semiconductor, and thereafter shall be an executive officer of National Semiconductor reasonably acceptable to the remaining directors); two individuals designated by Sterling; and the remaining directors shall be such independent directors as shall be designated by Sterling (to the extent permitted by applicable law as determined by Sterling in its sole discretion), subject to the right of the Chief Executive Officer of the Company to veto the election of any such independent director, PROVIDED that in the event that Sterling concludes that it is unable to designate, or elects not to designate for any reason, one or more of such independent directors or the election of any such independent director is not approved by the holders of a majority of the outstanding shares of Holdings Class A Stock, such directorship(s) shall not be filled by the remaining members of the Board of Directors but shall remain vacant until the election of a director designated by Sterling to fill such vacancy in accordance with the Stockholders' Agreement.

    The Stockholders' Agreement contains certain provisions which, with certain exceptions, restrict the ability of the stockholders to transfer any Holdings Common Stock or Holdings Preferred Stock except pursuant to the terms of the Stockholders' Agreement. If holders of more than 50% of the Holdings Common Stock approve the sale of Fairchild Holdings or the Company (an "Approved Sale"), each stockholder has agreed to consent to such sale and, if such sale includes the sale of stock, each stockholder has agreed to sell all of such stockholder's Holdings Common Stock and Holdings Preferred Stock on the terms and conditions approved by holders of a majority of the Holdings Common Stock then outstanding. In the event Fairchild Holdings proposes to issue and sell (other than in a public offering pursuant to a registration statement) any shares of Holdings Common Stock or any securities containing options or rights to acquire any shares of Holdings Common Stock or any securities convertible into Holdings Common Stock to Citicorp Venture Capital Ltd., Sterling or any of their respective affiliates, Fairchild Holdings must first offer to each of the other shareholders a PRO RATA portion of such shares. Such preemptive rights will not be applicable to the issuance of shares of Holdings Common Stock upon the conversion of shares of one class of Holdings Common Stock into shares of the other class. Subject to certain limitations neither Sterling nor National Semiconductor, nor any of their respective affiliates, may sell any of their shares of Holdings Preferred Stock or Holdings Common Stock without offering the other stockholders a PRO RATA opportunity to participate in such sale. In addition, the Stockholders' Agreement restricts certain transactions between Fairchild Holdings and the Company, on the one hand, and owners of 15% or more of the Holdings Common Stock and their affiliates, on the other hand.

    The Stockholders' Agreement also provides for certain additional restrictions on transfer of shares by Management Investors, including the right of Fairchild Holdings to repurchase certain shares upon termination of such stockholder's employment prior to 2002, at a formula price, and the grant of a right of first refusal in favor of Holdings in the event a Management Investor elects to transfer shares of Holdings Common Stock.

FSC SEMICONDUCTOR CORPORATION STOCK OPTION PLAN

    Under the FSC Semiconductor Corporation Stock Option Plan, certain employees of the Company will be offered the opportunity to purchase Holdings Class A Stock. The employees will have the opportunity to acquire or be granted options to acquire an aggregate of up to 5% of Holdings Common Stock outstanding on a fully-diluted basis. In addition, upon the purchase of Holdings Class A Stock or the acquisition of options to purchase such stock, the employees become subject to the terms and conditions of the Stockholders' Agreement. See "--Stockholders' Agreement."

REGISTRATION RIGHTS AGREEMENT

    In connection with their entry into the Stockholders' Agreement, Fairchild Holdings, Sterling, the Management Investors, National Semiconductor and certain other stockholders of Fairchild Holdings entered into a Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, upon the written request of Sterling or National Semiconductor, Fairchild Holdings will prepare and file a registration statement with the Securities and Exchange Commission concerning the distribution of all or part of the shares held by Sterling or National Semiconductor and use its best efforts to cause such registration statement to become effective. If at any time Fairchild Holdings files a registration statement for the Holdings Common Stock pursuant to a request by Sterling, National Semiconductor or otherwise (other than a registration statement of Form S-8, Form S-4 or any similar form, a registration statement filed in connection with a share exchange or an offering solely to Holdings' employees or existing stockholders, or a registration statement registering a unit offering (as defined)) (a "Qualifying Offering"), Fairchild Holdings will use its best efforts to allow the other parties to the Registration Rights Agreement to have their shares of Holdings Common Stock (or a portion of their shares under certain circumstances) included in such offering of Holdings Common Stock. Registration expenses of the selling stockholders (other than underwriting fees, brokerage fees and transfer taxes applicable to the shares sold by such stockholders or in certain cases the fees and expenses of any accountants or other representatives retained by a selling stockholder) will be paid by Fairchild Holdings.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

    The following is a summary of certain indebtedness of the Company and Fairchild Holdings which is outstanding. To the extent such summary contains descriptions of the Senior Credit Facilities and other loan documents, such descriptions do not purport to be complete and are qualified in their entirety by reference to such documents, which are available upon request from the Company.

SENIOR CREDIT FACILITIES

    In connection with the Transactions, the Company entered into the Senior Credit Facilities with a syndicate of financial institutions for which Bankers Trust Company is acting as administrative agent (the "Administrative Agent"), Credit Suisse First Boston is acting as syndication agent and Canadian Imperial Bank of Commerce is acting as documentation agent. The Senior Credit Facilities provide up to a maximum aggregate amount of $195.0 million of financing. The following is a summary of the material terms and conditions of the Senior Credit Facilities and is subject to the detailed provisions of the credit agreement (the "Credit Agreement") and various related documents which were entered into in connection with the Senior Credit Facilities.

    GENERAL. The Senior Credit Facilities consist of (i) the Senior Term Facility in an aggregate principal amount of $120.0 million, composed of two tranches: $75.0 million of Tranche A Term Loans ("Tranche A Term Loans") and $45.0 million of Tranche B Term Loans ("Tranche B Term Loans" and, together with the Tranche A Term Loans, the "Term Loans"); and (ii) the $75.0 million Revolving Credit Facility.

    The proceeds of the Senior Term Facility, which were obtained on the date of consummation of the Transactions, were used to finance the Transactions in part and to pay related transaction costs. Proceeds of the Revolving Credit Facility can be used to fund the Company's general corporate and working capital requirements. The Revolving Credit Facility may be used in part for the issuance of standby and trade letters of credit ("Letters of Credit") to support the obligations of the Company and its subsidiaries.

    INTEREST RATES; FEES. The Senior Credit Facilities may be maintained from time to time, at the Company's option, as (i) Base Rate Loans which bear interest at the Base Rate (defined in the Credit Agreement as the higher of (x) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate and (y) the Administrative Agent's announced prime lending rate, each as in effect from time to time) plus the "Applicable Margin" (as defined below) or
(ii) Eurodollar Loans bearing interest at the

Eurodollar Rate (adjusted for maximum reserves) as determined by the Administrative Agent for the applicable interest period plus the Applicable Margin. No Eurodollar Loans may be incurred prior to the earlier of the 90th day following the date of consummation of the Transactions and the date on which the primary syndication is completed. "Applicable Margin" means a per annum rate equal to (x) in the case of Tranche A Term Loans and the Revolving Credit Facility, a floating rate that will vary depending on the Company's consolidated debt to EBITDA ratio and EBITDA to interest expense ratio (each as defined in the Credit Agreement) and which rate shall range (A) from 0.0% to 1.5% for Base Rate Loans and (B) from 1.0% to 2.5% for Eurodollar Loans and (y) in the case of Tranche B Term Loans (A) maintained as Base Rate Loans, 2.0%, and (B) maintained as Eurodollar Loans, 3.0%.

    Eurodollar Loans may have 1, 2, 3 and 6 month interest periods. Interest on Eurodollar Loans will be payable in arrears at the end of the applicable interest period and every three months where the applicable period exceeds three months. Interest on Base Rate Loans will be payable quarterly in arrears on the last business day of each quarter.

    Overdue amounts shall bear interest at a rate per annum equal to the greater of (i) the rate which is 2% in excess of the rate otherwise applicable to Base Rate Loans and (ii) the rate which is 2% in excess of the rate then borne by the applicable borrowings. Default interest is payable on demand.

    The Company will pay a commitment fee calculated at a rate of 0.5% per annum of the unutilized commitments of each lender under the Revolving Credit Facility. This fee accrues from the date of consummation of the Transactions to and including the date of termination of the Senior Credit Facilities, and will be payable quarterly in arrears.

    The Company will pay a letter of credit fee equal to the Applicable Margin then in effect for revolving loans maintained as Eurodollar Loans, and a facing fee of 1/4 of 1% per annum, in each case calculated on the aggregate stated amount of each Letter of Credit for its stated duration. Such fees are payable in arrears at the end of each quarter. In addition, the Company will pay customary administrative charges in connection with the issuance and amendment of, and draws under, Letters of Credit.

    AMORTIZATION; PREPAYMENTS. The Tranche A Term Loans are scheduled to mature on the fifth anniversary of the date of consummation of the Transactions and will be subject to quarterly amortization payments. The first such payment will be due three months after the date of consummation of the Transactions. The Tranche B Term Loans are scheduled to mature on the sixth anniversary of the date of consummation of the Transactions. Amortization payments equal to $1,000,000 will be required for each of the five successive one-year periods following the date of consummation of the Transactions, payable quarterly in arrears. The remaining aggregate principal amount of Tranche B Term Loans shall be subject to four equal quarterly amortization payments, with the first such payment to be made five years and three months after the date of consummation of the Transactions. The Revolving Credit Facility is scheduled to mature on the fifth anniversary of the date of consummation of the Transactions.

    Voluntary prepayments may be made in whole or in part without premium or penalty (other than the payment of breakage costs for Eurodollar Loans prepaid on a day other than the last day of an interest period). Such payments on the Senior Term Facility will be applied to reduce the scheduled amortizations of all then-outstanding Term Loans on a PRO RATA basis across the respective maturities thereof.

    The Company will be required to make mandatory repayments of the Senior Term Facility from (i) 100% (or, in the case of an initial public offering of the common stock of Fairchild Holdings, 50% of that portion of net proceeds thereof in excess of $50 million) of the net cash proceeds from certain issuances of debt or equity by Fairchild Holdings or any of its direct or indirect subsidiaries (other than pursuant to (a) the Transactions or (b) any takeout of bridge securities issued as part of the Transactions (to the extent the proceeds of the takeout financing are used to retire such bridge financing with permanent replacement securities)), (ii) 100% of the net sale proceeds from certain asset sales by Fairchild Holdings or any of its direct or indirect subsidiaries subject to such baskets as may be agreed upon,

(iii) 75% of annual excess cash flow of the Company (provided that once Term Loans in the aggregate principal amount of $25 million have been repaid solely pursuant to this clause (iii), the percentage set forth in this clause (iii) shall be reduced to 50%) and (iv) 100% of certain insurance proceeds. Applications of payments to the term loans shall apply to reduce the scheduled amortizations of all then outstanding Term Loans on a PRO RATA basis across the respective maturities thereof. In addition, revolving loans shall be required to be prepaid (and letters of credit cash collateralized) if at any time the aggregate principal amount thereof exceeds the total Revolving Credit Facility commitments, with such prepayment (and/or cash collateralization) to be in an amount equal to such excess.

    GUARANTEES AND COLLATERAL. Fairchild Holdings was required and each domestic direct and indirect subsidiary of the Company (collectively, the "Guarantors") will be required to guarantee all of the amounts owing under the Senior Credit Facilities. All amounts owing under the Senior Credit Facilities (including amounts owed under such guarantees) are secured by a first priority (subject to certain permitted liens and encumbrances) perfected security interest in all stock of domestic subsidiaries, not more than 65% of the stock of the Foreign Subsidiaries that are wholly owned by the Company and the promissory notes owned by the Company and the Guarantors, and in all or substantially all other tangible and intangible assets owned by the Company and each Guarantor.

    COVENANTS. The obligations of the lenders under the Senior Credit Facilities are subject to the satisfaction of certain conditions precedent customary in acquisition credit facilities or otherwise appropriate under the circumstances. The Company and each of its subsidiaries are subject to certain affirmative and negative covenants contained in the Senior Credit Facilities, including without limitation covenants that restrict, subject to specified exceptions, (i) the incurrence of additional indebtedness and other obligations and the granting of additional liens, (ii) mergers, acquisitions, investments and acquisitions and dispositions of assets, (iii) the incurrence of capitalized lease obligations, (iv) dividends, (v) prepayment or repurchase of other indebtedness and amendments to certain agreements governing indebtedness, including the Indenture and the Notes, (vi) engaging in transactions with affiliates and formation of subsidiaries, (vii) capital expenditures, (viii) the use of proceeds and (ix) changes of lines of business. There are also covenants relating to compliance with ERISA and environmental and other laws, payment of taxes, maintenance of corporate existence and rights, maintenance of insurance and interest rate protection, and financial reporting. Certain of these covenants are more restrictive than those set forth in the Indenture. In addition, the Senior Credit Facilities require the Company to maintain compliance with certain specified financial covenants, including covenants relating to minimum interest coverage, minimum fixed charge coverage, and maximum leverage.

    EVENTS OF DEFAULT. The Senior Credit Facilities also include events of default that are typical for these types of credit facilities and appropriate in the context at the proposed transaction, including, without limitation, a default in the event of a change of control of Fairchild Holdings or the Company. The occurrence of any of such events of default could result in acceleration of the Company's and the Guarantors' obligations under the Senior Credit Facilities and foreclosure on the collateral securing such obligations, which could have material adverse results to holders of the Notes.

SUBSIDIARY CREDIT FACILITIES

    Certain of the Company's subsidiaries may incur certain indebtedness. As an obligation of a subsidiary of the Company, such indebtedness would be effectively senior, as to the assets of such subsidiary, to the obligations of the Company under the Notes. It is expected that the debt instruments evidencing such indebtedness will contain customary terms and conditions, covenants and events of default.

HOLDINGS PIK NOTE

    In connection with the Transactions, Fairchild Holdings issued to National Semiconductor the Holdings PIK Note in the original principal amount of $77.0 million. The Holdings PIK Note will mature

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
in 2008 and bears interest at an annual rate equal to 11.74%. To the extent any Fairchild Holdings Senior Debt (as defined) prohibits Fairchild Holdings from paying interest due on the Holdings PIK Note in cash, such interest shall be paid by adding such interest to the then outstanding principal amount of the Holdings PIK Note. Such amount shall accrue interest as a portion of the principal amount of the Holdings PIK Note from the applicable interest payment date. Fairchild Holdings may redeem the Holdings PIK Note at any time in whole or in part at 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption. In addition, upon a "change in control" Fairchild Holdings will be required to redeem the Holdings PIK Note at the same price subject to certain conditions. The Holdings PIK Note contains certain covenants in favor of the holder (the "Holder") including, but not limited to:
(i) restrictions on the payment by Fairchild Holdings of dividends and the purchase, redemption or prepayment by Fairchild Holdings and its subsidiaries of its capital stock or indebtedness which is, by its terms or by operation of law, ranks PARI PASSU or junior in right of payment to the Holdings PIK Note and (ii) restrictions on subsidiaries entering into agreements (other than with respect to the Holdings PIK Note) restricting their ability to pay dividends or make certain other distributions to Fairchild Holdings or any subsidiary of Holdings. The Holdings PIK Note is and will be subordinated to Fairchild Holdings' obligations (including guarantees, if any, from time to time) under the Senior Credit Facilities, the Notes and certain other indebtedness of Fairchild Holdings, other than indebtedness which by its terms is PARI PASSU or junior in right of payment to the Holdings PIK Note (the "Fairchild Holdings Senior Debt"). Until such Fairchild Holdings Senior Debt is paid in full, Fairchild Holdings may not make any payment of principal or interest to the Holdings PIK Note Holder: (i) if such Fairchild Holdings Senior Debt has not been paid in full, following the maturity of any Fairchild Holdings Senior Debt (either by lapse, acceleration or otherwise); (ii) following a payment default on Fairchild Holdings Senior Debt or (iii) following a nonpayment default on Fairchild Holdings Senior Debt (until (a) such non-payment default shall have been cured or waived, (b) certain events of default under the Holdings PIK Note shall have occurred, (c) the Senior Credit Facilities or Notes shall have become due and payable upon acceleration or (d) 180 days shall have elapsed after notice of such non-payment default has been received by Fairchild Holdings). Except for certain events of bankruptcy, the consent of Holdings PIK Note Holders holding 25% or more of the principal amount of the Holdings PIK Note is required to accelerate the payment of principal upon an event of default. If any Fairchild Holdings Senior Debt is outstanding at the time of an acceleration of the Holdings PIK Note, the Holdings PIK Note will become due and payable upon the earlier of acceleration of such Fairchild Holdings Senior Debt or thirty days following notice of acceleration of the Holdings PIK Note being given to the agent for Fairchild Holdings Senior Debt holders. An event of default under the Holdings PIK Note will include, among other things, failure to pay principal or interest when due, failure to comply with the material terms of the Holdings PIK Note following notice, failure to pay certain material indebtedness of Fairchild Holdings and certain events of bankruptcy or insolvency.

                            DESCRIPTION OF THE NOTES

GENERAL

    The Existing Notes were issued under an Indenture dated as of March 11, 1997 (the "Indenture"), between the Company, Fairchild Holdings, as Guarantor, and United States Trust Company of New York, as trustee (the "Trustee"). The terms of the Indenture apply to the Existing Notes and to the Exchange Notes to be issued in exchange therefor pursuant to the Exchange Offer (all such Notes being referred to herein collectively as the "Notes"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

    The following is a summary of certain provisions of the Indenture and the Notes, a copy of which Indenture and the form of Notes is available upon request to the Company. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. Capitalized terms used herein and not otherwise defined have the meanings set forth in the section "--Certain Definitions."

    The Notes may be exchanged or transferred at the office or agency of the Company which, unless otherwise provided by the Company, will be the offices of the Trustee. The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge shall be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

TERMS OF THE NOTES

    The Notes are unsecured senior subordinated obligations of the Company, limited to $300.0 million aggregate principal amount, and will mature on March 15, 2007. The Notes will bear interest at the rate per annum shown on the cover page hereof from March 11, 1997, or from the most recent date to which interest has been paid or provided for, payable semiannually to Holders of record at the close of business on the March 1 or September 1 immediately preceding the interest payment date on and of each year, commencing September 15, 1997. The Company will pay interest on overdue principal at 1% per annum in excess of such rate, and it will pay interest on overdue installments of interest at such higher rate to the extent lawful.

    The interest rate on the Notes is subject to increase in certain circumstances if the Company does not file a registration statement relating to the Registered Exchange Offer or if the registration statement is not declared effective on a timely basis or if certain other conditions are not satisfied, all as further described under "--Registered Exchange Offer; Registration Rights."

OPTIONAL REDEMPTION

    Except as set forth in the following paragraph, the Notes will not be redeemable at the option of the Company prior to March 15, 2002. Thereafter, the Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest (if any) to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on March 15 of the years set forth below:

                        REDEMPTION
PERIOD                     PRICE
----------------------  -----------
2002..................     105.063%
2003..................     103.375
2004..................     101.688
2005 and thereafter...     100.000

    In addition, at any time and from time to time prior to March 15, 2000, the Company may redeem in the aggregate up to $105.0 million of the original principal amount of the Notes with the proceeds of one or more Public Equity Offerings, at a redemption price (expressed as a percentage of principal amount) of 110.0% plus accrued and unpaid interest (if any) to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); PROVIDED, HOWEVER, that at least $150.0 million aggregate principal amount of the Notes must remain outstanding after each such redemption.

MANDATORY REDEMPTION

    The Indenture requires the Company to provide for the retirement, by redemption, of $150.0 million principal amount of the Notes on March 15, 2005 and $75.0 million principal amount of the Notes on March 15, 2006, in each case at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest (if any) to the redemption date. Such redemptions are calculated to retire approximately 75% of the principal amount of the Notes prior to maturity. The Company may, at its option, receive credits against such mandatory redemptions for the principal amount of Notes acquired or redeemed (other than through this mandatory redemption provision) by the Company and surrendered to the Trustee for cancellation.

SELECTION

    In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a PRO RATA basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

GUARANTIES

    The obligations of the Company pursuant to the Notes, including the repurchase obligation resulting from a Change of Control, will be unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by Fairchild Holdings and by each of the Subsidiary Guarantors. Each Subsidiary Guaranty will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the applicable Subsidiary Guarantor without rendering the Subsidiary Guaranty, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. If a Subsidiary Guaranty were to be rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor's liability on its Subsidiary Guaranty could be reduced to zero. See "Risk Factors--Ranking of the Notes and Guaranty."

    Pursuant to the Indenture, Fairchild Holdings or a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under "--Certain Covenants--Merger and Consolidation"; PROVIDED, HOWEVER, that if such other Person is not the Company, Fairchild Holdings' obligations under the Fairchild Holdings Guaranty or such Subsidiary Guarantor's obligations under its Subsidiary Guaranty, as the case may be, must be expressly assumed by such other Person. However, upon the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor or the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor (in each case other than to the Company or an Affiliate of the Company) permitted by the Indenture, such Subsidiary Guarantor will be released and relieved from all its obligations under its Subsidiary Guaranty.

RANKING

    The indebtedness evidenced by the Notes, the Fairchild Holdings Guaranty and the Subsidiary Guaranties are senior subordinated obligations of the Company, Fairchild Holdings and the Subsidiary Guarantors, as the case may be. The payment of the principal of, premium (if any) and interest on the Notes and the payment of the Fairchild Holdings Guaranty and any Subsidiary Guaranty is subordinate in right of payment, as set forth in the Indenture, to the prior payment in full in cash of all Obligations with respect to Senior Indebtedness of the Company, Fairchild Holdings or the relevant Subsidiary Guarantor, as the case may be, whether outstanding on the Issue Date or thereafter incurred, including the obligations of the Company, Fairchild Holdings and such Subsidiary Guarantor under the Credit Agreement.

    As of February 23, 1997, after giving pro forma effect to the Transactions,
(i) the Senior Indebtedness of the Company would have been approximately $120.0 million, all of which would have been secured indebtedness under the Credit Agreement and (ii) the Senior Indebtedness of Fairchild Holdings would have been approximately $120.0 million, consisting of the Fairchild Holdings' senior guaranty of the Company's obligations under the Credit Agreement. Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Subsidiary Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "--Certain Covenants--Limitation on Indebtedness."

    A substantial portion of the operations of the Company are conducted through its subsidiaries. Claims of creditors of such subsidiaries, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by such subsidiaries, and claims of preferred stockholders (if any) of such subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including holders of the Notes, even if such obligations do not constitute Senior Indebtedness. The Notes, the Fairchild Holdings Guaranty and each Subsidiary Guaranty, therefore, will be effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of subsidiaries of the Company (other than the Subsidiary Guarantors). As of February 23, 1997, after giving pro forma effect to the Transactions, the total liabilities of the Company's subsidiaries (other than the Subsidiary Guarantors) would have been approximately $21.6 million, excluding distributor reserves. Although the Indenture limits the incurrence of Indebtedness and preferred stock of certain of the Company's subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness or Preferred Stock under the Indenture. See "--Certain Covenants--Limitation on Indebtedness."

    Only Indebtedness of the Company, Fairchild Holdings or a Subsidiary Guarantor that is Senior Indebtedness will rank senior to the Notes, the Fairchild Holdings Guaranty and the relevant Subsidiary Guaranty in accordance with the provisions of the Indenture. The Notes, the Fairchild Holdings Guaranty and each Subsidiary Guaranty will in all respects rank PARI PASSU with all other Senior Subordinated Indebtedness of the Company, Fairchild Holdings and the relevant Subsidiary Guarantor, respectively. The Company, Fairchild Holdings and each Subsidiary Guarantor has agreed in the Indenture that it will not

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Incur, directly or indirectly, any Indebtedness that is subordinate or junior in ranking in right of payment to its Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. Unsecured Indebtedness is not deemed to be subordinated or junior to Secured Indebtedness merely because it is unsecured.

    The Company may not pay (in cash, property or other assets) principal of, premium (if any) or interest on, the Notes or make any deposit pursuant to the provisions described under "--Defeasance" below and may not repurchase, redeem or otherwise retire any Notes (collectively, "pay the Notes") if (i) any Obligations with respect to Senior Indebtedness are not paid when due or (ii) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Senior Indebtedness has been paid in full in cash. However, the Company may pay the Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of the Senior Indebtedness with respect to which either of the events set forth in clause (i) or (ii) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause (i) or (ii) of the second preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to the Company) of written notice (a "Blockage Notice") of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice, (ii) because no defaults continue in existence which would permit the acceleration of the maturity of any Designated Senior Indebtedness at such time or (iii) because such Designated Senior Indebtedness has been repaid in full in cash). Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions described in the first sentence of this paragraph), unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, the Company may resume payments on the Notes after the end of such Payment Blockage Period. The Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period.

    Upon any payment or distribution of assets of the Company upon any liquidation, dissolution, winding up, assignment for the benefit of creditors or marshalling of assets of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, whether voluntary or involuntary, the holders of Senior Indebtedness will be entitled to receive payment in full in cash of all Obligations with respect to such Senior Indebtedness (including all interest accruing subsequent to the filing of a petition in bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) before the Noteholders are entitled to receive any payment or distribution, and until all Obligations with respect to Senior Indebtedness are paid in full in cash, any payment or distribution to which Noteholders would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear. If a distribution is made to Noteholders that, due to the subordination provisions, should not have been made to them, such Noteholders are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

    If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of Designated Senior Indebtedness or the Representative of such holders of the acceleration.

    The obligations of Fairchild Holdings under the Fairchild Holdings Guaranty and of a Subsidiary Guarantor under its Subsidiary Guaranty are senior subordinated obligations. As such, the rights of Noteholders to receive payment by Fairchild Holdings or by a Subsidiary Guarantor pursuant to the Fairchild Holdings Guaranty or a Subsidiary Guaranty will be subordinated in right of payment to the rights of holders of Senior Indebtedness of Fairchild Holdings or such Subsidiary Guarantor, as the case may be. The terms of the subordination provisions described above with respect to the Company's obligations under the Notes apply equally to Fairchild Holdings and a Subsidiary Guarantor and the obligations of Fairchild Holdings and such Subsidiary Guarantor under the Fairchild Holdings Guaranty or a Subsidiary Guaranty, as the case may be.

    By reason of the subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Company, Fairchild Holdings or a Subsidiary Guarantor who are holders of Senior Indebtedness of the Company, Fairchild Holdings or a Subsidiary Guarantor, as the case may be, may recover more, ratably, than the Noteholders, and creditors of the Company who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the Noteholders.

    The terms of the subordination provisions described above will not apply to payments from money or the proceeds of U.S. Government Obligations held in trust by the Trustee for the payment of principal of and interest on the Notes pursuant to the provisions described under "--Defeasance", if the foregoing subordination provisions were not violated at the time the respective amounts were deposited pursuant to such defeasance provisions.

BOOK-ENTRY, DELIVERY AND FORM

    The Exchange Notes will be issued in the form of a Global Note except as described below. The Global Note will be deposited with, or on behalf of, the Depositary and registered in the name of the Depositary or its nominee. Except as set forth below, the Global Note may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. Investors may hold their beneficial interests in the Global Note directly through the Depositary if they have an account with the Depositary or indirectly through organizations which have accounts with the Depositary.

    Notes that are (i) originally issued to institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that are not qualified institutional buyers ("QIBs") or (ii) issued as described below under "--Certificated Notes" will be issued in definitive form. Upon the transfer of a Note in definitive form, such Note will, unless the Global Note has previously been exchanged for Notes in definitive form, be exchanged for an interest in the Global Note representing the principal amount of Notes being transferred.

    The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company and organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "a clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (which may include the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

    Upon the issuance of the Global Note, the Depositary will credit, on its book-entry registration and transfer system, the principal amount of the Notes represented by such Global Note to the accounts of

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participants. The accounts to be credited shall be designated by the Initial
Purchasers of such Notes. Ownership of beneficial interests in the Global Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interest) and such participants (with respect to the owners of beneficial interests in the Global Note other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Note.

    So long as the Depositary, or its nominee, is the registered holder and owner of the Global Note, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and holder of the related Notes for all purposes of such Notes and the Indenture. Except as set forth below, owners of beneficial interests in the Global Note will not be entitled to have the Notes represented by the Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under the Global Note. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in the Global Note desires to take any action that the Depositary, as the holder of the Global Note, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Payment of principal of and interest on Notes represented by the Global Note registered in the name of and held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Note.

    The Company expects that the Depositary or its nominee, upon receipt of any payment of principal of or interest on the Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. The Company will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Note for any Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the Global Note owning through such participants.

    Unless and until it is exchanged in whole or in part for certificated Notes in definitive form, the Global Note may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

    Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of the Depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

    The Notes represented by the Global Note are exchangeable for certificated Notes in definitive form of like tenor as such Notes in denominations of U.S. $1,000 and integral multiples thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Note or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act,

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
(ii) the Company in its discretion at any time determines not to have all of the Notes represented by the Global Note or (iii) a default entitling the holders of the Notes to accelerate the maturity thereof has occurred and is continuing. Any Note that is exchangeable pursuant to the preceding sentence is exchangeable for certificated Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the Global Note is not exchangeable, except for a Global Note of the same aggregate denomination to be registered in the name of the Depositary or its nominee. In addition, such certificates will bear the legend referred to under "Transfer Restrictions" (unless the Company determines otherwise in accordance with applicable law) subject, with respect to such Notes, to the provisions of such legend.

SAME-DAY PAYMENT

    The Indenture requires that payments in respect of Notes (including principal, premium and interest) be made by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address.

CHANGE OF CONTROL

    Upon the occurrence of any of the following events (each a "Change of Control"), each Holder shall have the right to require that the Company repurchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest (if any) to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

        (i) prior to the earlier to occur of (A) the first public offering of common stock of Fairchild Holdings or (B) the first public offering of common stock of the Company, the Permitted Holders cease to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange
    Act), directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of the Company, whether as a result of issuance of securities of Fairchild Holdings or the Company, any merger, consolidation, liquidation or dissolution of Fairchild Holdings or the Company, any direct or indirect transfer of securities by Fairchild Holdings or otherwise (for purposes of this clause (i) and clauses (ii) and (iv) below, the Permitted Holders shall be deemed to beneficially own any Voting Stock of a Person (the "specified entity") held by any other Person (the "parent entity") so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity); PROVIDED, HOWEVER, that notwithstanding the foregoing Citicorp Venture Capital Ltd. ("CVC") shall be deemed to beneficially own a majority of the voting power of the Voting Stock of Sterling (or any successor) so long as CVC, employees, officers and directors of CVC and corporations, partnerships and other entities at least a majority of the equity in which is held in the aggregate by CVC and its employees, officers and directors hold in the aggregate no less than a majority of the economic interests in Sterling (or such successor);

        (ii) after the earlier to occur of (A) the first public offering of common stock of Fairchild Holdings or (B) the first public offering of the common stock of the Company, any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause (i) above, except that for purposes of this clause (ii) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company; PROVIDED, HOWEVER, that the Permitted Holders beneficially own (as defined in clause (i) above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors (for the purposes of this clause (ii), such other person shall be deemed to beneficially own any Voting

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    Stock of a specified entity held by a parent entity, if such other person is the beneficial owner (as defined in this clause (ii)), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders beneficially own (as defined in clause (i) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity);

       (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors (a) whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved or (b) who were elected to the Board of Directors pursuant to the Stockholders' Agreement) cease for any reason to constitute a majority of the Board of Directors then in office; or

        (iv) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company to another Person (other than a Person that is controlled by the Permitted Holders), if the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving Person or transferee that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving Person or transferee.

    Within 30 days following any Change of Control (but subject to compliance with the immediately succeeding paragraph), the Company shall mail a notice to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest (if any) to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts regarding such Change of Control; (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (4) the instructions determined by the Company, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

    If the terms of the Credit Agreement prohibit the Company from making the foregoing offer upon a Change of Control or from purchasing any Notes pursuant thereto, prior to the mailing of the notice to Holders described in the preceding paragraph, but in any event within 30 days following any Change of Control, the Company covenants to (i) repay in full all indebtedness outstanding under the Credit Agreement or offer to repay in full all such indebtedness and repay the indebtedness of each lender who has accepted such offer or (ii) obtain the requisite consent under the Credit Agreement to permit the purchase of the Notes as described above. The Company must first comply with the covenant described in the preceding sentence before it will be required to purchase Notes in the event of a Change of Control; PROVIDED, HOWEVER, that the Company's failure to comply with the covenant described in the preceding sentence or to make a Change of Control offer because of any such failure shall constitute a Default described in clause (iv) under "--Defaults" below (and not under clause
(ii) thereof). As a result of the foregoing, a holder of the Notes may not be able to compel the Company to purchase the Notes unless the Company is able at the time to refinance all indebtedness outstanding under the Credit Agreement or obtain requisite consents under the Credit Agreement.

    The Company shall comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

    The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings. Restrictions on the ability of the Company to incur additional Indebtedness are contained in the covenants described under "--Certain Covenants--Limitation on Indebtedness". Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

    The Credit Agreement prohibits the Company from purchasing any Notes, and also provides that the occurrence of certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to comply with this covenant would constitute a Default under the Indenture which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payment to the Holders of Notes.

    Future indebtedness of the Company may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. The provisions under the Indenture relative to the Company's obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

CERTAIN COVENANTS

    The Indenture contains covenants including, among others, the following:

    LIMITATION ON INDEBTEDNESS. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness except that the Company may Incur Indebtedness if, after giving effect thereto, the Consolidated Coverage Ratio exceeds 2.0 to 1.0.

    (b) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness:

           (1) Indebtedness of the Company or any Restricted Subsidiary Incurred pursuant to the Revolving Credit Facilities; PROVIDED, HOWEVER, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness incurred under this clause (1) and then outstanding does not exceed the greater of (A) $75.0 million and (B) the sum of 50% of the book value of the inventory of the Company and its Restricted Subsidiaries and 65% of the book value of the accounts receivables of the Company and its Restricted Subsidiaries;

           (2) Indebtedness of the Company Incurred pursuant to the Term Loan Facilities; PROVIDED, HOWEVER, that, after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (2) and then outstanding does not exceed $120 million less the aggregate sum of all principal payments actually made from time to time after the Issue Date with respect to such Indebtedness (other than principal payments made from any permitted Refinancings thereof);

           (3) Indebtedness of the Company or any Restricted Subsidiary owed to and held by the Company or a Wholly Owned Subsidiary; PROVIDED, HOWEVER, that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof;

           (4) Indebtedness of the Company or any Restricted Subsidiary owed to and held by any Restricted Subsidiary (other than a Wholly Owned Subsidiary); PROVIDED, HOWEVER, that (i) any such Indebtedness shall be unsecured Subordinated Obligations of the Company or such Restricted Subsidiary, as applicable, and (ii) any subsequent issuance or transfer of any Capital Stock of such Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company, a Wholly Owned Subsidiary or another Restricted Subsidiary) shall be deemed to constitute the Incurrence of such Indebtedness by the issuer thereof;

           (5) Indebtedness consisting of the Notes and the Exchange Notes;

           (6) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2), (3), (4) or (5) of this covenant);

           (7) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (5), (6) or this clause
       (7);

           (8) Hedging Obligations of the Company or any Restricted Subsidiary under or with respect to Interest Rate Agreements and Currency Agreements entered into in the ordinary course of business and not for the purpose of speculation;

           (9) Indebtedness of the Company or any Restricted Subsidiary in respect of performance bonds and surety or appeal bonds entered into by the Company and the Restricted Subsidiaries in the ordinary course of their business;

           (10) Indebtedness consisting of the Subsidiary Guaranties and the Guarantees of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (1), (2), (5), (6) and (7) above and (14) below;

           (11) Indebtedness of the Company or any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is satisfied within five business days of Incurrence;

           (12) Indebtedness of the Company or any Restricted Subsidiary consisting of indemnification, adjustment of purchase price or similar obligations, in each case incurred in connection with the disposition of any assets of the Company or any Restricted Subsidiary in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition;

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           (13) Indebtedness of a Foreign Subsidiary Incurred to finance the purchase, lease or improvement of property (real or personal) or equipment, in each case incurred no more than 180 days after such purchase, lease or improvement of such property, and any Refinancing Indebtedness in respect of such Indebtedness; PROVIDED, HOWEVER, that, except in the case of the Incurrence of any such Refinancing Indebtedness, at the time of the Incurrence of such Indebtedness and after giving effect thereto, (i) the Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) above and (ii) the aggregate amount of all Indebtedness Incurred pursuant to this clause
       (13) and then outstanding (including any such Refinancing Indebtedness) shall not exceed 20% of Consolidated Net Tangible Assets as of the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Incurrence; and

           (14) Indebtedness of the Company in an aggregate principal amount which, together with all other Indebtedness of the Company and the Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (13) above or paragraph (a) above) does not exceed $50.0 million.

        (c) Notwithstanding the foregoing, the Company shall not, and shall not permit any Restricted Subsidiary to, Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless such Indebtedness shall be subordinated to the Notes or the relevant Subsidiary Guaranty, as applicable, to at least the same extent as such Subordinated Obligations.

        (d) For purposes of determining compliance with the foregoing covenant,
    (i) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of the above clauses and (ii) an item of Indebtedness may be divided and classified in more than one of the types of Indebtedness described above.

        (e) Notwithstanding paragraphs (a) and (b) above, the Company shall not, and shall not permit any Subsidiary Guarantor to, Incur (i) any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness of the Company or such Subsidiary Guarantor, as applicable, unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness or (ii) any Secured Indebtedness (other than trade payables incurred in the ordinary course of business) that is not Senior Indebtedness unless contemporaneously therewith effective provision is made to secure the Notes or the relevant Subsidiary Guaranty, as applicable, equally and ratably with such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

        LIMITATION ON RESTRICTED PAYMENTS. (a) The Company shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment: (1) a Default shall have occurred and be continuing (or would result therefrom); (2) the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Limitation on Indebtedness"; or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of:

           (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Notes are originally issued to the end of the most recent fiscal quarter ending at least 45 days (or, if less, the number of days after the end of such fiscal quarter as the consolidated financial statements of the Company shall be provided to the Noteholders pursuant

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       to the Indenture) prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit);

           (B) the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees to the extent that the purchase by such plan or trust is financed by Indebtedness of such plan or trust to the Company or any Subsidiary or Indebtedness Guaranteed by the Company or any Subsidiary);

           (C) the amount by which Indebtedness of the Company or any Restricted Subsidiary is reduced on the Company's consolidated balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company or any Restricted Subsidiary convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company or any Restricted Subsidiary upon such conversion or exchange); and

           (D) an amount equal to the sum of (i) the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, repayments of loans or advances or other transfers of assets subsequent to the Issue Date, in each case to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries, and (ii) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; PROVIDED, HOWEVER, that the foregoing sum shall not exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary.

        (b) The provisions of the foregoing paragraph (a) shall not prohibit:

            (i) any Restricted Payment made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees to the extent that the purchase by such plan or trust is financed by Indebtedness of such plan or trust to the Company or any Subsidiary of the Company or Indebtedness Guaranteed by the Company or any Subsidiary of the Company); PROVIDED, HOWEVER, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

            (ii) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness which is permitted to be Incurred pursuant to the covenant described under "--Limitation on Indebtedness"; PROVIDED, HOWEVER, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

           (iii) any purchase or redemption of Disqualified Stock of the Company or a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent sale of, Disqualified Stock of the Company or a Restricted Subsidiary which is permitted to be Incurred pursuant to the covenant described under "--Limitation on Indebtedness"; PROVIDED, HOWEVER,

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
       that such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments;

            (iv) any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under "--Limitation on Sales or Assets and Subsidiary Stock"; PROVIDED, HOWEVER, that such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments;

            (v) upon the occurrence of a Change of Control and within 60 days after the completion of the offer to repurchase the Notes pursuant to the covenant described under "--Change of Control" above (including the purchase of the Notes tendered), any purchase or redemption of Subordinated Obligations required pursuant to the terms thereof as a result of such Change of Control at a purchase or redemption price not to exceed the outstanding principal amount thereof, plus accrued and unpaid interest (if any); PROVIDED, HOWEVER, that (A) at the time of such purchase or redemption no Default shall have occurred and be continuing (or would result therefrom), (B) the Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Limitation on Indebtedness" after giving pro forma effect to such Restricted Payment and (C) such purchase or redemption shall be included in the calculation of the amount of Restricted Payments;

            (vi) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; PROVIDED, HOWEVER, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); PROVIDED FURTHER, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

           (vii) the repurchase or other acquisition of shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such common stock; PROVIDED, HOWEVER, that the aggregate amount of such repurchases shall not exceed the sum of $7.0 million and the Net Cash Proceeds from the sale of Capital Stock to members of management or directors of the Company and its Subsidiaries that occurs after the Issue Date (to the extent the Net Cash Proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3)(B) of paragraph (a) above); PROVIDED FURTHER, HOWEVER, that (A) such repurchases shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale shall be excluded from the calculation of amounts under clause (3)(B) of paragraph
       (a) above;

          (viii) dividends or advances to Fairchild Holdings in an amount necessary to pay holding company expenses, such amount not to exceed $500,000 in any fiscal year of the Company; PROVIDED, HOWEVER, that such dividends and advances shall be excluded in the calculation of the amount of Restricted Payments; or

            (ix) Restricted Payments not exceeding $25.0 million in the aggregate; PROVIDED, HOWEVER, that (A) at the time of such Restricted Payments, no Default shall have occurred and be continuing (or result therefrom) and (B) such Restricted Payments shall be included in the calculation of the amount of Restricted Payments.

        LIMITATION ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED SUBSIDIARIES. The Company shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or

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    become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

            (i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including the Credit Agreement as in effect on the Issue Date;

            (ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

           (iii) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this covenant or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this covenant or this clause (iii); PROVIDED, HOWEVER, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no more restrictive in any material respect than the encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements;

            (iv) any such encumbrance or restriction consisting of customary non assignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

            (v) in the case of clause (c) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages;

            (vi) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; and

           (vii) any restriction in any agreement that is not more restrictive than the restrictions under the terms of the Credit Agreement as in effect on the Issue Date.

        LIMITATION ON SALES OF ASSETS AND SUBSIDIARY STOCK. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless (i) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors, of the shares and assets subject to such Asset Disposition and at least 85% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents and (ii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be) (A) first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness or Indebtedness (other than any Disqualified Stock) of a Wholly Owned Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within one year from the later of the date of such Asset Disposition and the receipt of such Net Available Cash; (B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets within one year from the later of the date of such Asset Disposition and the receipt of such Net Available Cash; (C) third, to the extent of the

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
    balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the holders of the Notes (and to holders of other Senior Subordinated Indebtedness designated by the Company) to purchase Notes (and such other Senior Subordinated Indebtedness) pursuant to and subject to the conditions contained in the Indenture; and (D) fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C) to (x) the acquisition by the Company or any Wholly Owned Subsidiary of Additional Assets or (y) the prepayment, repayment or purchase of Indebtedness (other than any Disqualified Stock) of the Company (other than Indebtedness owed to an Affiliate of the Company) or Indebtedness of any Subsidiary (other than Indebtedness owed to the Company or an Affiliate of the Company), in each case within one year from the later of the receipt of such Net Available Cash and the date the offer described in clause (b) below is consummated; PROVIDED, HOWEVER, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A), (C) or (D) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased. Notwithstanding the foregoing provisions of this paragraph, the Company and the Restricted Subsidiaries shall not be required to apply any Net Available Cash in accordance with this paragraph except to the extent that the aggregate Net Available Cash from all Asset Dispositions which are not applied in accordance with this paragraph exceeds $10 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Permitted Investments or used to reduce loans outstanding under any revolving credit facility.

        For the purposes of this covenant, the following are deemed to be cash or cash equivalents: (x) the assumption of Indebtedness of the Company or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition and (y) securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.

        (b) In the event of an Asset Disposition that requires the purchase of the Notes (and other Senior Subordinated Indebtedness) pursuant to clause
    (a)(ii)(C) above, the Company will be required to purchase Notes tendered pursuant to an offer by the Company for the Notes (and other Senior Subordinated Indebtedness) at a purchase price of 100% of their principal amount (without premium) plus accrued but unpaid interest (or, in respect of such other Senior Subordinated Indebtedness, such lesser price, if any, as may be provided for by the terms of such Senior Subordinated Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of Notes (and any other Senior Subordinated Indebtedness) tendered pursuant to such offer is less than the Net Available Cash allotted to the purchase thereof, the Company will be required to apply the remaining Net Available Cash in accordance with clause (a)(ii)(D) above. The Company shall not be required to make such an offer to purchase Notes (and other Senior Subordinated Indebtedness) pursuant to this covenant if the Net Available Cash available therefor is less than $10 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

        (c) The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this clause by virtue thereof.

    LIMITATION ON AFFILIATE TRANSACTIONS. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange

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of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") unless the terms thereof (1) are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate, (2) if such Affiliate Transaction involves an amount in excess of $1.0 million, (i) are set forth in writing and (ii) have been approved by a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction and
(3) if such Affiliate Transaction involves as amount in excess of $10.0 million, have been determined by (A) a nationally recognized investment banking firm to be fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or (B) an accounting or appraisal firm nationally recognized in making such determinations to be on terms that are not less favorable to the Company and its Restricted Subsidiaries than the terms that could be obtained in an arms-length transaction from a Person that is not an Affiliate of the Company.

    (b) The provisions of the foregoing paragraph (a) shall not prohibit (i) any Restricted Payment permitted to be paid pursuant to the covenant described under "--Limitation on Restricted Payments", (ii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors, (iii) the grant of stock options or similar rights to employees and directors of the Company pursuant to plans approved by the Board of Directors, (iv) loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries, but in any event not to exceed $5.0 million in the aggregate outstanding at any one time, (v) reasonable fees, compensation or employee benefit arrangements to and indemnity provided for the benefit of directors, officers or employees of the Company or any Subsidiary in the ordinary course of business, (vi) any Affiliate Transaction between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries, (vii) any Affiliate Transaction with National Semiconductor pursuant to written agreements in effect on the Issue Date and as amended, renewed or extended from time to time; PROVIDED, HOWEVER, that any such amendment, renewal or extension shall not contain terms which are materially less favorable to the Company than those in the agreements in effect on the Issue Date and (viii) the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company.

    LIMITATION ON THE SALE OR ISSUANCE OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES. The Company shall not sell or otherwise dispose of any Capital Stock of a Restricted Subsidiary, and shall not permit any Restricted Subsidiary, directly or indirectly, to issue or sell or otherwise dispose of any of its Capital Stock except (i) to the Company or a Wholly Owned Subsidiary,
(ii) if, immediately after giving effect to such issuance, sale or other disposition, neither the Company nor any of its Subsidiaries own any Capital Stock of such Restricted Subsidiary, (iii) if, immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto would have been permitted to be made under the covenant described under "--Limitation on Restricted Payments" if made on the date of such issuance, sale or other disposition or (iv) directors' qualifying shares.

    MERGER AND CONSOLIDATION. The Company shall not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all its assets to, any Person, unless: (i) the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture; (ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing, (iii) immediately after giving effect to such transaction, the Successor Company would be able to Incur an

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
additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Limitation on Indebtedness"; (iv) immediately after giving effect to such transaction, the Successor Company shall have Consolidated Net Worth in an amount that is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; and (v) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; PROVIDED, HOWEVER, that clauses
(iii) and (iv) above shall not apply if, in the good faith determination of the Board of Directors, whose determination shall be evidenced by a resolution of the Board of Directors, the principal purpose and effect of such transaction is to change the jurisdiction of incorporation of the Company.

    The Successor Company shall be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but the predecessor Company in the case of a conveyance, transfer or lease shall not be released from the obligation to pay the principal of and interest on the Notes.

    The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:
(i) the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by executing a Guaranty Agreement, all the obligations of such Subsidiary, if any, under its Subsidiary Guaranty; (ii) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and (iii) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture. The provisions of clauses (i) and (ii) above shall not apply to any one or more transactions which constitute an Asset Disposition if the Company has complied with the applicable provisions of the covenant described under "--Limitation on Sales of Assets and Subsidiary Stock" above.

    Pursuant to the Indenture, Fairchild Holdings covenants not to merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless: (i) the resulting, surviving or transferee Person (if not Fairchild Holdings) shall be a Person organized and existing under the laws of the jurisdiction under which Fairchild Holdings was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by executing a Guaranty Agreement, all the obligations of Fairchild Holdings, if any, under the Fairchild Holdings Guaranty; (ii) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and (iii) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture.

    FUTURE GUARANTORS. In the event that, after the Issue Date, any Restricted Subsidiary (other than a Foreign Subsidiary) (i) Incurs any Indebtedness pursuant to paragraph (a) or pursuant to clause (1) or (10) of paragraph (b) of the covenant described under "--Certain Covenants--Limitation on Indebtedness" above and (ii) until the termination of the Credit Agreement, either has Guaranteed or will as a result of such Incurrence be required to Guarantee any Obligations under the Credit Agreement, the Company shall cause such Restricted Subsidiary to Guarantee the Notes pursuant to a Subsidiary Guaranty on the terms and conditions set forth in the Indenture and shall cause all Indebtedness of such Restricted

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Subsidiary owing to the Company or any other Subsidiary of the Company and not previously discharged to be converted into Capital Stock of such Restricted Subsidiary (other than Disqualified Stock).

    SEC REPORTS. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the SEC and provide the Trustee and Noteholders with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; PROVIDED, HOWEVER, that the Company shall not be required to file any report, document or other information with the SEC if the SEC does not permit such filing.

DEFAULTS

    An Event of Default is defined in the Indenture as (i) a default in the payment of interest on the Notes when due, continued for 30 days, (ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,
(iii) the failure by the Company to comply with its obligations under "--Certain Covenants--Merger and Consolidation" above, (iv) the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under "Change of Control" (other than a failure to purchase Notes) or under "--Certain Covenants" under "--Limitation on Indebtedness", "--Limitation on Restricted Payments", "--Limitation on Restrictions on Distributions from Restricted Subsidiaries", "-- Limitation on Sales of Assets and Subsidiary Stock" (other than a failure to purchase Notes after an offer to purchase same has been made in accordance with said covenant), "--Limitation on Affiliate Transactions", "--Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries", "--Future Guarantors" or "--SEC Reports", (v) the failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture, (vi) Indebtedness of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10 million (the "cross acceleration provision"), (vii) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the "bankruptcy provisions"), (viii) any judgment or decree for the payment of money in excess of $10 million is entered against the Company or a Significant Subsidiary, remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed within 10 days after notice (the "judgment default provision") or (ix) the Parent Guaranty or any Subsidiary Guaranty ceases to be in full force and effect (other than in accordance with the terms of the Parent Guaranty or such Subsidiary Guaranty) or Parent or any Subsidiary Guarantor denies or disaffirms its obligations under the Parent Guaranty or its Subsidiary Guaranty, as the case may be. However, a default under clauses (iv), (v) and (viii) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

    If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately; PROVIDED, HOWEVER, that if upon such declaration there are any amounts outstanding under the Credit Agreement and the amounts thereunder have not been accelerated, such principal and interest shall be due and payable upon the earlier of the time such amounts are accelerated or five Business Days after receipt by the Company and the Representative under the Credit Agreement of such declaration. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

    Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy, (iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity and (v) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

    The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

    Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, no amendment may, among other things, (i) reduce the amount of Notes whose holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "-- Optional Redemption" above or shall be redeemed as described under "--Mandatory Redemption" above, (v) make any Note payable in money other than that stated in the Note, (vi) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes,
(vii) make any change in the amendment provisions which require each holder's consent or in the waiver provisions, (viii) make any change to the subordination provisions of the Indenture that would adversely affect the Noteholders or (ix) make any change in the Parent Guaranty or any Subsidiary Guaranty that would adversely affect the Noteholders.

    Without the consent of any holder of the Notes, the Company and Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor

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
corporation of the obligations of the Company under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add guarantees with respect to the Notes, to release a Subsidiary Guaranty when permitted by the Indenture, to secure the Notes, to add to the covenants of the Company for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder of the Notes or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or their Representative) consents to such change.

    The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

    After an amendment under the Indenture becomes effective, the Company is required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER

    The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

DEFEASANCE

    The Company at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under "--Change of Control" and under the covenants described under "-- Certain Covenants" (other than the covenant described under "--Merger and Consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "--Defaults" above and the limitations contained in clauses (iii) and (iv) under "--Certain Covenants--Merger and Consolidation" above ("covenant defeasance").

    The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (vi), (vii) (with respect only to Significant Subsidiaries) or (viii) under "--Defaults" above or because of the failure of the Company to comply with clause (iii) or (iv) under "--Certain Covenants--Merger and Consolidation" above. If the Company exercises its legal defeasance option or its covenant defeasance option, Fairchild Holdings and each Subsidiary Guarantor will be released from all of its obligations with respect to the Fairchild Holdings Guaranty or its Subsidiary Guaranty, as the case may be.

    In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

CONCERNING THE TRUSTEE

    United States Trust Company of New York is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

    The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that if an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

GOVERNING LAW

    The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

    "Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock) in a Related Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary or (iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; provided, however, that any such Restricted Subsidiary described in clauses (ii) or (iii) above is primarily engaged in a Related Business.

    "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the provisions described under "--Certain Covenants--Limitation on Restricted Payments", "--Certain Covenants--Limitation on Affiliate Transactions" and "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock" only, "Affiliate" shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

    "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of (i) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary), (ii) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary or (iii) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary (other than, in the case of (i), (ii) and (iii) above, (x) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary, (y) for purposes of the covenant described under "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock" only, a disposition that constitutes a Restricted Payment permitted by the covenant described under "--Certain Covenants--Limitation on Restricted Payments" and (z) disposition of assets with a fair market value of less than $100,000).

    "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

    "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

    "Banks" has the meaning specified in the Credit Agreement.

    "Bank Indebtedness" means all Obligations pursuant to the Credit Agreement.

    "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

    "Business Day" means each day which is not a Legal Holiday.

    "Capital Lease Obligations" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

    "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

    "Code" means the Internal Revenue Code of 1986, as amended.

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
    "Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days (or, if less, the number of days after the end of such fiscal quarter as the consolidated financial statements of the Company shall be provided to the Noteholders pursuant to the Indenture) prior to the date of such determination to (ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that (1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, (2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness, (3) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to the EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period and (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause
(3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest of such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate

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
Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

    "Consolidated Current Liabilities" as of the date of determination means the aggregate amount of liabilities of the Company and its consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), on a consolidated basis, after eliminating (i) all intercompany items between the Company and any Restricted Subsidiary and (ii) all current maturities of long-term Indebtedness, all as determined in accordance with GAAP consistently applied.

    "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication, (i) interest expense attributable to Capital Lease Obligations and the interest expense attributable to leases constituting part of a Sale/ Leaseback Transaction, (ii) amortization of debt discount and debt issuance cost, (iii) capitalized interest, (iv) non-cash interest expenses, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs associated with Hedging Obligations (including amortization of fees), (vii) Preferred Stock dividends accrued by consolidated Restricted Subsidiaries in respect of all Preferred Stock held by Persons other than the Company or a Restricted Subsidiary, (viii) interest incurred in connection with Investments in discontinued operations,
(ix) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary and (x) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

    "Consolidated Net Income" means, for any period, the net income of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

        (i) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that (A) subject to the exclusion contained in clause (iv) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (B) the Company's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

        (ii) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

       (iii) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (A) subject to the exclusion contained in clause (iv) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary consistent with such restrictions during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

        (iv) any gain (or loss) realized upon the sale or other disposition of any assets of the Company or its consolidated Subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not

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
    sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

        (v) extraordinary gains or losses; and

        (vi) the cumulative effect of a change in accounting principles.

Notwithstanding the foregoing, for the purposes of the covenant described under "Certain Covenants-- Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

    "Consolidated Net Tangible Assets" as of any date of determination means the total amount of assets (less accumulated depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) which would appear on a consolidated balance sheet of the Company and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, and after giving effect to purchase accounting and after deducting therefrom Consolidated Current Liabilities and, to the extent otherwise included, the amounts of: (i) minority interests in consolidated Subsidiaries held by Persons other than the Company or a Restricted Subsidiary; (ii) excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Board of Directors; (iii) any revaluation or other write-up in book value of assets subsequent to the Issue Date as a result of a change in the method of valuation in accordance with GAAP consistently applied; (iv) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items; (v) treasury stock; (vi) cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities; and (vii) Investments in and assets of Unrestricted Subsidiaries.

    "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and its consolidated Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Capital Stock of the Company plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

    "Credit Agreement" means the Credit Agreement by and among Fairchild Holdings, the Company, certain of its Subsidiaries, the lenders referred to therein, Bankers Trust Company, as Administrative Agent, Credit Suisse First Boston, as Syndication Agent, and Canadian Imperial Bank of Commerce, as Documentation Agent, together with the related documents thereto (including without limitation the term loans and revolving loans thereunder, any guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness incurred to refund or refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

    "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or beneficiary.

    "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

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    "Designated Senior Indebtedness" means (i) the Bank Indebtedness; PROVIDED,
HOWEVER, that Bank Indebtedness outstanding under any Credit Agreement that Refinanced in part, but not in whole, the previously outstanding Bank Indebtedness shall only constitute Designated Senior Indebtedness if it meets the requirements of succeeding clause (ii); and (ii) any other Senior Indebtedness of the Company which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $10 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

    "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,
(ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or
(iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions described under "Change of Control" and under "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock".

    "EBITDA" for any period means the sum of Consolidated Net Income, plus Consolidated Interest Expense plus the following to the extent deducted in calculating such Consolidated Net Income: (a) all income tax expense of the Company and its consolidated Restricted Subsidiaries, (b) depreciation expense of the Company and its consolidated Restricted Subsidiaries, (c) amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid cash item that was paid in a prior period) and (d) all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period), in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "Fairchild Holdings" means FSC Semiconductor Corporation, a Delaware corporation, and any successor corporation.

    "Fairchild Holdings Guaranty" means the Guarantee by Fairchild Holdings of the Company's obligations with respect to the Notes contained in the Indenture.

    "Foreign Subsidiary" means any Restricted Subsidiary not created or organized in the United States or any state thereof and that conducts substantially all its operations outside of the United States.

    "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board, (iii) such other statements by such other entity as

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approved by a significant segment of the accounting profession and (iv) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

    "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

    "Guaranty Agreement" means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which Fairchild Holdings or a Subsidiary Guarantor becomes subject to the applicable terms and conditions of the Indenture.

    "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

    "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

    "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall not be deemed the Incurrence of Indebtedness.

    "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

        (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

        (ii) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/ Leaseback Transactions entered into by such Person;

       (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

        (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

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        (v) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, the liquidation preference with respect to, any Preferred Stock (but excluding, in each case, any accrued dividends);

        (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

       (vii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and

      (viii) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such indebtedness at such time as determined in accordance with GAAP.

    "Interest Rate Agreement" means in respect of a Person any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect such Person against fluctuations in interest rates.

    "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary", the definition of "Restricted Payment" and the covenant described under "-- Certain Covenants--Limitation on Restricted Payments", (i) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

    "Issue Date" means the date on which the Notes are originally issued.

    "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

    "Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be, repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (iv) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

    "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "Obligations" means with respect to any Indebtedness all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, and other amounts payable pursuant to the documentation governing such Indebtedness.

    "Permitted Holders" means (i) CVC, (ii) any officer, employee or director of CVC or any trust, partnership or other entity established solely for the benefit of such officers, employees or directors, (iii) any officer, employee or director of Fairchild Holdings, the Company or any Subsidiary or any trust, partnership or other entity established solely for the benefit of such officers, employees or directors, and (iv) in the case of any individual, any Permitted Transferee of such individual (as defined in the Stockholders Agreement), except a Permitted Transferee by virtue of Section 3.4(b)(iv) thereof; PROVIDED, HOWEVER, that in no event shall individuals collectively be deemed to be "Permitted Holders" with respect to more than 30% of the total voting power of Fairchild Holdings or the Company.

    "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in (i) a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business; (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business; (iii) Temporary Cash Investments; (iv) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; PROVIDED, HOWEVER, that such trade terms may include such concessionaire trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances; (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (vi) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary; (vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; and (viii) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock".

    "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

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    "Preferred Stock", as applied to the Capital Stock of any Person, means
Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

    "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

    "Public Equity Offering" means an underwritten primary public offering of common stock of (i) the Company or (ii) Fairchild Holdings (to the extent the proceeds thereof are contemporaneously contributed to the Company), in each case pursuant to an effective registration statement under the Securities Act.

    "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

    "Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that (i) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced, (ii) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced and (iii) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; provided further, however, that Refinancing Indebtedness shall not include (x) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

    "Related Business" means any business related, ancillary or complementary to the businesses of the Company and the Restricted Subsidiaries on the Issue Date.

    "Representative" means any trustee, agent or representative (if any) for an issue of Senior Indebtedness of the Company; provided, however, that if and for so long as any Senior Indebtedness lacks such a representative, then the Representative for such Senior Indebtedness shall at all times be the holders of a majority in outstanding principal amount of such senior Indebtedness.

    "Restricted Payment" with respect to any Person means (i) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to the Company or a Restricted Subsidiary, and other than PRO RATA dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation)), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock), (iii) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or (iv) the making of any Investment in any Person (other than a Permitted Investment).

    "Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

    "Revolving Credit Facilities" means the revolving credit facility contained in the Credit Agreement and any other facility or financing arrangement that Refinances or replaces, in whole or in part, any such revolving credit facility.

    "Sale/ Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

    "SEC" means the Securities and Exchange Commission.

    "Secured Indebtedness" means any Indebtedness of the Company secured by a Lien.

    "Senior Indebtedness" of any Person means all (i) Bank Indebtedness of or guaranteed by such Person, whether outstanding on the Issue Date or thereafter Incurred, and (ii) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred, including interest thereon, in respect of (A) Indebtedness for money borrowed, (B) Indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable and (C) Hedging Obligations, unless, in the case of (i) and (ii), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate in right of payment to the obligations under the Notes; PROVIDED, HOWEVER, that Senior Indebtedness shall not include (1) any obligation of such Person to any subsidiary of such Person, (2) any liability for Federal, state, local or other taxes owed or owing by such Person, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior by its terms to any other Indebtedness or other obligation of such Person or (5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture (but as to any such Indebtedness under the Credit Agreement, no such violation shall be deemed to exist if the Representative of the Lenders thereunder shall have received an officers' certificate of the Company to the effect that the issuance of such Indebtedness does not violate such covenant and setting forth in reasonable detail the reasons therefor).

    "Senior Subordinated Indebtedness" means (i) with respect to the Company, the Notes and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank PARI PASSU with the Notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company which is not Senior Indebtedness of the Company and (ii) with respect to Fairchild Holdings or a Subsidiary Guarantor, their respective Guarantees of the Notes and any other indebtedness of such Person that specifically provides that such Indebtedness rank PARI PASSU with such Guarantee in respect of payment and is not subordinated by its terms in respect of payment to any Indebtedness or other obligation of such Person which is not Senior Indebtedness of such Person.

    "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

    "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

    "Stockholders' Agreement" means the Securities Purchase and Holders Agreement among the stockholders of Fairchild Holdings, as in effect on the Issue Date.

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    "Subordinated Obligation" means any Indebtedness of the Company or any
Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to, in the case of the Company, the Notes or, in the case of such Subsidiary Guarantor, its Subsidiary Guaranty, pursuant to a written agreement to that effect.

    "Subsidiary" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

    "Subsidiary Guarantor" means any subsidiary of the Company that Guarantees the Company's obligations with respect to the Notes.

    "Subsidiary Guaranty" means a Guarantee by a Subsidiary Guarantor of the Company's obligations with respect to the Notes.

    "Temporary Cash Investments" means any of the following:

        (i) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof,

        (ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50,000,000 (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor,

       (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above,

        (iv) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Group, and

        (v) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Ratings Group or "A" by Moody's Investors Service, Inc.

    "Term Loan Facilities" means the term loan facilities contained in the Credit Agreement and any other facility or financing arrangement that Refinances in whole or in part any such term loan facility.

    "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "--Certain Covenants--Limitation on Restricted Payments". The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "--Certain Covenants--Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

    "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

    "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

    "Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or one or more Wholly Owned Subsidiaries.

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
                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following discussion summarizes the material United States federal income tax consequences of the Exchange Offer to a holder of Existing Notes that is an individual citizen or resident of the United States or a United States corporation that purchased the Existing Notes pursuant to their original issue (a "U.S. Holder"). It is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations, and judicial and administrative determinations, all of which are subject to change at any time, possibly on a retroactive basis. The following relates only to the Existing Notes, and the Exchange Notes received therefor, that are held as "capital assets" within the meaning of Section 1221 of the Code by U.S. Holders. It does not discuss state, local, or foreign tax consequences, nor does it discuss tax consequences to subsequent purchasers (persons who did not purchase the Existing Notes pursuant to their original issue), or to categories of holders that are subject to special rules, such as foreign persons, tax-exempt organizations, insurance companies, banks and dealers in stocks and securities. Tax consequences may vary depending on the particular status of an investor. No rulings will be sought from the Internal Revenue Service with respect to the federal income tax consequences of the Exchange Offer.

    THIS SECTION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO AN INVESTOR'S DECISION TO EXCHANGE EXISTING NOTES FOR EXCHANGE NOTES. EACH INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISOR CONCERNING THE APPLICATION OF THE FEDERAL INCOME TAX LAWS AND OTHER TAX LAWS TO ITS PARTICULAR SITUATION BEFORE DETERMINING WHETHER TO EXCHANGE EXISTING NOTES FOR EXCHANGE NOTES.

THE EXCHANGE OFFER

    The exchange of Existing Notes pursuant to the Exchange Offer should be treated as a continuation of the corresponding Existing Notes because the terms of the Exchange Notes are not materially different from the terms of the Existing Notes. Accordingly, such exchange should not constitute a taxable event to U.S. Holders and, therefore, (i) no gain or loss should be realized by U.S. Holders upon receipt of an Exchange Note, (ii) the holding period of the Exchange Note should include the holding period of the Existing Note exchanged therefor and (iii) the adjusted tax basis of the Exchange Note should be the same as the adjusted tax basis of the Existing Note exchanged therefor immediately before the exchange.

STATED INTEREST

    Stated interest on a Note will be taxable to a U.S. Holder as ordinary interest income at the time that such interest accrues or is received, in accordance with the U.S. Holder's regular method of accounting for federal income tax purposes. The Notes are not considered to have been issued with original issue discount for federal income tax purposes.

SALE, EXCHANGE OR RETIREMENT OF THE NOTES

    A U.S. Holder's tax basis in a Note generally will be its cost. A U.S. Holder generally will recognize gain or loss on the sale, exchange or retirement of a Note in an amount equal to the difference between the amount realized on the sale, exchange or retirement and the tax basis of the Note. Gain or loss recognized on the sale, exchange or retirement of a Note (excluding amounts received in respect of accrued interest, which will be taxable as ordinary interest income) generally will be capital gain or loss and will be long-term capital gain or loss, if the Note was held for more than one year.

BACKUP WITHHOLDING

    Under certain circumstances, a U.S. Holder of a Note may be subject to "backup withholding" at a 31% rate with respect to payments of interest thereon or the gross proceeds from the disposition thereof.

This withholding generally applies if the U.S. Holder fails to furnish his or her social security number or other taxpayer identification number in the specified manner and in certain circumstances. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against such U.S Holder's federal income tax liability, provided that the required information is furnished to the IRS. Corporations and certain other entities described in the Code and Treasury regulations are exempt from backup withholding if their exempt status is properly established.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Existing Notes where such Existing Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection
with any such resale. In addition, until        , 199  , all dealers effecting
transactions in the Exchange Notes may be required to deliver a prospectus.

    The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of 180 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the Holders of the Notes) other than commissions or concessions of any brokers or dealers and will indemnify the Holders of the Securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Exchange Notes offered hereby will be passed upon by Dechert Price & Rhoads, Philadelphia, Pennsylvania.

                                    EXPERTS

    The financial statements of the Fairchild Semiconductor business of National Semiconductor Corporation have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

    This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this Prospectus, including without limitation the Unaudited Supplemental Data set forth in the Unaudited Pro Forma Combined Condensed Financial Statements and Unaudited Supplemental Data and the statements under "Business--Business Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Liquidity and Capital Resources", are forward-looking statements. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's or management's expectations ("Cautionary Statements") are disclosed in this Prospectus, including without limitation in conjunction with the forward-looking statements included in this Prospectus and under "Risk Factors." All written and oral forward-looking statements made following consummation of the Transactions which are attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                                    GLOSSARY

ASIC..............................  Application Specific Integrated Circuit. A
                                    custom-designed integrated circuit that performs
                                    specific functions which would otherwise require a
                                    number of off-the-shelf integrated circuits to perform.
                                    The use of an ASIC in place of a conventional integrated
                                    circuit reduces product size and cost and also improves
                                    reliability.
ASSP..............................  Application Specific Standard Product. A standard integrated circuit designed for a specific product or
                                    application, such as a VCR, stereo or microwave.
Back end..........................  The process that assembles the die into the final package and performs the final test.
BiCMOS............................  BiCMOS is a hybrid of CMOS and bipolar technologies developed to combine the high speed characteristics of
                                    bipolar technologies with the low power consumption and
                                    high integration of CMOS technologies.
Bipolar...........................  A manufacturing process that uses two opposite electrical poles to build semiconductors.
CAD...............................  Computer aided design.
CIM...............................  Computer integrated manufacturing.
CMOS..............................  Complementary Metal Oxide Semiconductor. Currently the
                                    most common IC fabrication process technology, CMOS is
                                    one of the latest fabrication techniques to use metal
                                    oxide semiconductor transistors.
Die...............................  A piece of a semiconductor wafer containing the circuitry of a single chip.
Diode.............................  An electronic device that allows current to flow in only one direction.
Discrete..........................  A single individually packaged component.
DMOS..............................  Diffused Metal Oxide Semiconductor. A process technology used in power discrete fabrication.
DRAM..............................  Dynamic Random Access Memory. A type of volatile memory product that is used in electronic systems to store data
                                    and program instructions. It is the most common type of
                                    RAM and must be refreshed with electricity thousands of
                                    times per second or else its memory will fade away.
EEPROM............................  Electrically Erasable and Programmable Read-Only Memory.
                                    A form of non-volatile memory that can be erased
                                    electronically before being reprogrammed.
EPROM.............................  Electrically Programmable Read-Only Memory. Non-volatile memory which may be erased by exposure to ultraviolet
                                    light and which can be reprogrammed only by an external
                                    programming unit.
Fab...............................  The facility that fabricates the wafer.
FACT-TM-..........................  Fairchild Advanced CMOS Technology.
FAST-Registered Trademark-........  Fairchild Advanced Schottky Technology.

FET...............................  Field Effect Transistor.
Flash Memory......................  A type of non-volatile memory, similar to an EEPROM in that it is erasable and reprogrammable. The difference
                                    is that it must be erased and reprogrammed in sectors,
                                    not individual bits.
Foundry...........................  A wafer fab that manufactures silicon for another business.
IC................................  Integrated Circuit. A combination of two or more transistors on a base material, usually silicon. All
                                    semiconductor chips, including memory chips and logic
                                    chips, are just very complicated ICs with thousands of
                                    transistors.
Lead Frames.......................  A conductive frame that brings the electrical signals to and from the die.
Logic Product.....................  A product that contains digital integrated circuits that move and shape, rather than store, information.
Mask..............................  A piece of glass on which an IC's circuitry design is laid out. Integrated circuits may require up to 20
                                    different layers of design, each with its own mask. In
                                    the IC production process, a light shines through the
                                    mask leaving an image of the design on the wafer. Also
                                    known as a reticle.
Mb................................  Mega Bit. One million (or 1,048,576) bits as a unit of data size or memory capacity.
Memory............................  A group of integrated circuits that a computer uses to store data and programs, such as ROM, RAM, DRAM, SRAM,
                                    EEPROM and EPROM.
Mhz...............................  Megahertz. One million cycles per second. Typically measures the clock speed of microprocessors.
Micron............................  1/25,000 of an inch. Circuity on an IC typically follows lines that are less than one micron wide.
MOS...............................  Metal Oxide Semiconductor.
MOSFET............................  Metal Oxide Semiconductor FET.
Motherboard.......................  The main piece of circuitry inside a PC.
Non-volatile Memory...............  Memory products which retain their data content without the need for constant power supply.
Package...........................  A protective case that surrounds the die, consisting of a plastic housing and a lead frame.
PC................................  Personal Computer.
Planar Technology.................  By the later 1950s, transistors were made in batches through a simple photolithographic technique known as
                                    the mesa process. This process, which led directly to
                                    the creation of the commercially viable integrated
                                    circuit, is a form of contact printing.
                                    A cross section of a typical mesa transistor resembles a
                                    mesa of silicon squatting on top of a foundation of
                                    silicon. The three essential parts of a transistor are
                                    all there: the base is the mesa,

                                    the collector is the foundation, and the emitter is a
                                    tiny piece of doped silicon embedded in the base. To
                                    fabricate a mesa transistor, a flat wafer of silicon was
                                    doped with either positive ions or electrons, covered
                                    with a photomask (a photographic plate), exposed to
                                    ultraviolet light and then immersed in an acid bath,
                                    which etched away the exposed area around the mesa.
                                    For all the manufacturing benefits brought about by the
                                    mesa process, it had two major drawbacks: the mesa was
                                    susceptible to both physical harm and contamination, and
                                    the process didn't lend itself to the making of
                                    resistors. Then Jean Hoerni, a Swiss physicist and one
                                    of Fairchild's founders, invented an ingenious way
                                    around these obstacles by creating a flat, or planar,
                                    transistor.
                                    Instead of mounting the mesa, or base, on top of a
                                    foundation of silicon, he diffused it into the
                                    foundation, which served as the collector. Next he
                                    diffused the emittor into the base. (The base was
                                    composed of negatively doped silicon, the collector and
                                    emitor of positively doped silicon; the first planar
                                    device was thus a pnp transistor.) Then he covered the
                                    whole thing with a protective coating of silicon
                                    dioxide, an insulator, leaving certain areas in the base
                                    and the emitter uncovered. He diffused a thin layer of
                                    aluminium into these areas, thereby creating "wires"
                                    that hooked the device up to the outside (this was the
                                    idea of his colleague and Fairchild co-founder, Robert
                                    Noyce). The result was a durable and reliable
                                    transistor, and the all-important breakthrough that made
                                    commercial production of ICs possible.
Plug and Play.....................  A protocol that supports automated configuration of add on cards.
Power Discrete....................  A discrete device that converts, switches or conditions electricity.
PROM..............................  Programmable Read-Only Memory. Similar to ROM in that once programmed it can be "read only" and not changed.
                                    Programmable ROM means that customers can program the
                                    integrated circuits themselves, so that the IC need not
                                    be programmed when it is manufactured. The programming
                                    is possible because of a series of fuses in the
                                    circuitry that can be selectively blown to create a
                                    unique type of data.
RAM...............................  Random Access Memory. A type of volatile memory, forming the main memory of a computer where applications and
                                    files are run.
ROM...............................  Read-Only Memory. Memory that is programmed by the manufacturer and cannot be changed. Typically, ROM is
                                    used to provide start-up data when a computer is first
                                    turned on.
SAM...............................  Serviceable available market.

Semiconductor.....................  A material with electrical conducting properties in between those of metals and insulators. (Metals always
                                    conduct and insulators never conduct, but semiconductors
                                    sometimes conduct.) Essentially, semiconductors transmit
                                    electricity only under certain circumstances, such as
                                    when given a positive or negative electric charge.
                                    Therefore, a semiconductor's ability to conduct can be
                                    turned on or off by manipulating those charges and this
                                    allows the semiconductor to act as an electric switch.
                                    The most common semiconductor material is silicon, used
                                    as the base of most semiconductor chips today because it
                                    is relatively inexpensive and easy to create.
SOM...............................  Share of Market.
Sort..............................  The process of evaluating die into different grades, good/bad or speed grades.
SRAM..............................  Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data
                                    and program instructions. Unlike the more common DRAM,
                                    it does not need to be refreshed.
Stepper...........................  A machine used in the photolithography process in making wafers. With a stepper, a small portion of the wafer is
                                    aligned with the mask upon which the circuity design is
                                    laid out and is then exposed to strong light. The
                                    machine then "steps" to the next area repeating the
                                    process until the entire wafer has been done. Exposing
                                    only a small area of the wafer at a time allows the
                                    light to be focused more strongly which gives better
                                    resolution of the circuity design.
TAM...............................  Total Available Market.
Transistor........................  An individual circuit that can amplify or switch electric current. This is the building block of all
                                    integrated circuits and semiconductors.
Volatile Memory...................  Memory products which lose their data content when the power supply is switched off.
Wafer.............................  Thin, round, flat piece of silicon that is the base of most integrated circuits.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------

Independent Auditor's Report...............................................................................        F-2

Combined Balance Sheets as of May 28, 1995 and May 26, 1996 of
Fairchild Semiconductor Business of National Semiconductor Corporation.....................................        F-3

Combined Statement of Operations as of May 29, 1994, May 28, 1995 and
May 26, 1996 of Fairchild Semiconductor Business of National Semiconductor
Corporation................................................................................................        F-4

Notes to Combined Statements...............................................................................        F-5

Unaudited Combined Balance Sheets for the Nine Months Ended February 23, 1997
of Fairchild Semiconductor Business of National Semiconductor
Corporation................................................................................................       F-14

Unaudited Combined Statements of Operations for the Nine Months Ended
February 25, 1996 and February 23, 1997 of Fairchild Semiconductor
Business of National Semiconductor Corporation.............................................................       F-15

Notes to Unaudited Combined Statements.....................................................................       F-16

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
National Semiconductor Corporation:

    We have audited the accompanying combined balance sheets of the Fairchild Semiconductor Business of National Semiconductor Corporation (the "Company" or the "Business") as of May 28, 1995 and May 26, 1996 and the accompanying combined statements of operations for each of the years in the three-year period ended May 26, 1996. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements. We believe that our audits provide a reasonable basis for our opinion.

    The accompanying combined statements were prepared on the basis of presentation as described in Note 1. The accompanying combined statements present the combined assets, liabilities and business equity and the related combined revenues less direct expenses before taxes of the Business, and are not intended to be a complete presentation of the Business' financial position, results of operations or cash flows. The results of operations before taxes are not necessarily indicative of the results of operations before taxes that would be recorded by the Company on a stand-alone basis.

    In our opinion, the accompanying combined statements present fairly, in all material respects, the combined assets, liabilities and business equity of the Business as of May 28, 1995 and May 26, 1996 and its combined revenues less direct expenses before taxes for each of the years in the three-year period ended May 26, 1996, on the basis described in Note 1, in conformity with generally accepted accounting principles.

    As discussed in Note 2 to the combined statements, in 1996 the Business changed its method of accounting for depreciation.

                                          KPMG Peat Marwick LLP

San Jose, California
December 5, 1996

                  FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL
                           SEMICONDUCTOR CORPORATION

                            COMBINED BALANCE SHEETS

                                 (IN MILLIONS)

                                                                                       MAY 28, 1995   MAY 26, 1996
                                                                                       -------------  -------------
                                               ASSETS
Current assets:
  Inventories........................................................................    $    68.8      $    93.1
  Prepaid expenses and other.........................................................          8.3            9.6
  Miscellaneous Receivables..........................................................         20.2            9.6
                                                                                            ------         ------
      Total current assets...........................................................         97.3          112.3
Property, plant and equipment, net...................................................        223.8          318.3
Other assets.........................................................................          2.1            2.1
                                                                                            ------         ------
      Total assets...................................................................    $   323.2      $   432.7
                                                                                            ------         ------
                                                                                            ------         ------

                                  LIABILITIES AND BUSINESS EQUITY

Current liabilities:
  Accounts payable...................................................................    $    69.8      $    64.6
  Accrued expenses...................................................................         20.2           18.9
                                                                                            ------         ------
      Total current liabilities......................................................         90.0           83.5
Commitments
Business equity......................................................................        233.2          349.2
                                                                                            ------         ------
      Total liabilities and business equity..........................................    $   323.2      $   432.7
                                                                                            ------         ------
                                                                                            ------         ------

                 See accompanying notes to combined statements.

                  FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL
                           SEMICONDUCTOR CORPORATION

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN MILLIONS)

                                                                                                   YEARS ENDED
                                                                                      -------------------------------------
                                                                                        MAY 29,      MAY 28,      MAY 26,
                                                                                         1994         1995         1996
                                                                                      -----------  -----------  -----------
Revenue:
  Net sales--trade..................................................................   $   658.9    $   629.6    $   687.8
  Contract manufacturing--National Semiconductor....................................        57.7         50.7         87.6
                                                                                      -----------  -----------  -----------
      Total revenue.................................................................       716.6        680.3        775.4

Direct and allocated costs and expenses:
  Cost of sales.....................................................................       410.6        425.8        472.7
  Cost of contract manufacturing--National Semiconductor............................        57.7         50.7         87.6
  Research and development..........................................................        27.4         31.0         30.3
  Selling and marketing.............................................................        55.0         56.8         65.6
  General and administrative........................................................        42.3         43.5         48.4
                                                                                      -----------  -----------  -----------
      Total operating costs and expenses............................................       593.0        607.8        704.6
                                                                                      -----------  -----------  -----------
                                                                                           123.6         72.5         70.8
Other (income) expense..............................................................        (1.9)        (1.8)        (1.5)
                                                                                      -----------  -----------  -----------
Revenues less direct and allocated expenses before taxes............................   $   125.5    $    74.3    $    72.3
                                                                                      -----------  -----------  -----------
                                                                                      -----------  -----------  -----------

                 See accompanying notes to combined statements.

                  FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL
                           SEMICONDUCTOR CORPORATION

                          NOTES TO COMBINED STATEMENTS

                         MAY 28, 1995 AND MAY 26, 1996

(1) BASIS OF PRESENTATION

    The Fairchild Semiconductor Business ("Fairchild" or the "Business") is defined as the logic, discrete and memory divisions of National Semiconductor Corporation ("National Semiconductor"), including flash memory but excluding public networks, programmable products and mil/aero products. Manufacturing operations for the Business are primarily conducted in plants in South Portland, Maine; Salt Lake City, Utah; Cebu, the Philippines; and Penang, Malaysia (collectively referred to as "Fairchild plants"). Certain manufacturing operations related to Fairchild products are also performed at National Semiconductor plants. Similarly, certain Fairchild plants perform manufacturing operations related to other National Semiconductor product lines.

    The accompanying combined balance sheets do not include National Semiconductor's corporate assets or liabilities not specifically identifiable to Fairchild. National Semiconductor performs cash management on a centralized basis and processes related receivables and certain payables, payroll and other activity for Fairchild. Most of these corporate systems are not designed to track receivables, liabilities and cash receipts and payments on a business specific basis. Accordingly, it is not practical to determine certain assets and liabilities associated with the business; therefore, such assets and liabilities cannot be included in the accompanying combined balance sheets. Given these constraints, certain supplemental cash flow information is presented in lieu of a statement of cash flows. (See Note 9.) Assets and liabilities not specifically identifiable to the Business include:

        (a) Cash, cash equivalents and investments. Activity in Fairchild cash balances is recorded through the equity account with National Semiconductor.

        (b) Trade accounts receivable and related allowances for bad debts and product returns. Fairchild trade receivable balances are funded immediately by National Semiconductor through the equity account. Estimated allowances for product returns are reflected in Fairchild net sales.

        (c) Accounts payable related to trade purchases that are made centrally by National Semiconductor. Such purchases related to Fairchild are allocated to Fairchild through the equity account.

        (d) Accrued liabilities for allocated corporate costs.

    The combined statement of operations includes all revenues and costs attributable to the Business including an allocation of the costs of shared facilities and overhead of National Semiconductor. In addition, certain costs incurred at Fairchild plants for the benefit of other National Semiconductor product lines are allocated from Fairchild to National Semiconductor.

    All of the allocations and estimates in the combined statements of operations are based on assumptions that management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs that would have resulted if the Business had been operated on a stand alone basis.

    Transactions between the Business and other National Semiconductor operations have been identified in the combined statements as transactions between related parties to the extent practicable (See Note 2).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

    Fairchild's fiscal year ends on the Sunday on or nearest preceding May 31.

                  FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL
                           SEMICONDUCTOR CORPORATION

                    NOTES TO COMBINED STATEMENTS (CONTINUED)

                         MAY 28, 1995 AND MAY 26, 1996

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
BASIS OF COMBINATION

    All significant intercompany balances and transactions within the Business have been eliminated.

REVENUE RECOGNITION

    Revenue from the sale of Fairchild semiconductor products is generally recognized when shipped, with a provision for estimated returns and allowances recorded at the time of shipment.

RELATED PARTY TRANSACTIONS

    Fairchild performs contract manufacturing services for National Semiconductor. The revenues and expenses for these services are reflected at cost in the accompanying combined statement of operations.

    Manufacturing costs are generally apportioned between National Semiconductor and Fairchild product lines based upon budgeted and actual factory production loading. Certain manufacturing costs (e.g., material costs) that are specifically identifiable with a particular product line are charged or credited directly without apportionment.

    National Semiconductor also performs manufacturing services for Fairchild and incurs other elements of cost of sales on behalf of Fairchild, including freight, duty, warehousing, and purchased manufacturing services from third party vendors. The amounts charged to Fairchild for these items are summarized as follows:

                                                                                         YEARS ENDED
                                                                            -------------------------------------
                                                                              MAY 29,      MAY 28,      MAY 26,
                                                                               1994         1995         1996
                                                                            -----------  -----------  -----------
                                                                                        (IN MILLIONS)
Manufacturing services performed by National Semiconductor's Greenock, UK
  plant...................................................................   $    18.5    $    10.1    $    12.0
Manufacturing services performed by other National Semiconductor plants...        19.5         17.8         19.5
Purchased manufacturing services from third parties.......................        73.9         50.2         42.4
Headquarters, freight, duty, warehousing and other elements of cost of
  sales...................................................................        40.3         61.3         58.5
                                                                            -----------  -----------  -----------
                                                                             $   152.2    $   139.4    $   132.4
                                                                            -----------  -----------  -----------
                                                                            -----------  -----------  -----------

    Included in the above amounts transferred from National Semiconductor to Fairchild, are costs incurred by certain centralized divisional oversight and logistics departments referred to as NSIL. Although NSIL spending occurs in both National Semiconductor and Fairchild sites, all such costs are considered to have originated in National Semiconductor.

    A portion of manufacturing costs transferred from National Semiconductor plants to Fairchild is capitalized into inventory at standard manufacturing cost and is expensed to cost of sales as related product sales are recognized. The remainder of manufacturing costs transferred to Fairchild are considered period costs and are immediately recognized as cost of sales.

                  FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL
                           SEMICONDUCTOR CORPORATION

                    NOTES TO COMBINED STATEMENTS (CONTINUED)

                         MAY 28, 1995 AND MAY 26, 1996

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Other operating costs allocated from National Semiconductor plants to Fairchild and from Fairchild plants to National Semiconductor product lines can be summarized as follows:

                                                                                         YEARS ENDED
                                                                            -------------------------------------
                                                                              MAY 29,      MAY 28,      MAY 26,
                                                                               1994         1995         1996
                                                                            -----------  -----------  -----------
                                                                                        (IN MILLIONS)
Transferred from National Semiconductor to Fairchild, at cost.............   $   112.5    $   120.9    $   108.6
                                                                            -----------  -----------  -----------
                                                                            -----------  -----------  -----------
Transferred from Fairchild to National Semiconductor, at cost.............   $    13.7    $    19.4    $    27.1
                                                                            -----------  -----------  -----------
                                                                            -----------  -----------  -----------

    Where it is possible to specifically identify other operating costs with the activities of Fairchild or National Semiconductor product lines, these amounts have been charged or credited directly to Fairchild or National Semiconductor product lines without allocation or apportionment. Shared or common costs, including certain general and administrative, sales and marketing, and research and development, have been allocated from National Semiconductor's corporate office, selling and marketing locations, and manufacturing sites to Fairchild or from Fairchild plants to National Semiconductor product lines on a basis which is considered to fairly and reasonably reflect the utilization of the services provided to, or benefit obtained by, the business receiving the charge. Although a number of different approaches are used to allocate costs, there is usually a predominant basis for each expense category. Accordingly, research and development expenses have been allocated primarily on dedicated research and development spending. Selling and marketing expenses have been allocated primarily on sales volume, and general and administrative expenses have been allocated primarily on net assets. These cost allocations are not necessarily indicative of the costs that would be incurred by the Business on a stand-alone basis.

INVENTORIES

    Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market. The main components of inventories are as follows:

                                                                                            YEARS ENDED
                                                                                      ------------------------
                                                                                        MAY 28,      MAY 26,
                                                                                         1995         1996
                                                                                      -----------  -----------
                                                                                           (IN MILLIONS)
Raw materials.......................................................................   $     6.6    $    11.2
Work in process.....................................................................        40.2         58.1
Finished goods......................................................................        22.0         23.8
                                                                                           -----        -----
      Total Inventories.............................................................   $    68.8    $    93.1
                                                                                           -----        -----
                                                                                           -----        -----

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are recorded at cost. Effective May 29, 1995, Fairchild changed its method of accounting for depreciation from the 150 percent declining balance method to the straight-line method for machinery and equipment placed in service on or after that date. The change was adopted because it conforms with predominant industry practice and is expected to result in a more appropriate

                  FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL
                           SEMICONDUCTOR CORPORATION

                    NOTES TO COMBINED STATEMENTS (CONTINUED)

                         MAY 28, 1995 AND MAY 26, 1996

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) distribution of the cost of the new machinery and equipment over its estimated useful life. The effect of the change was a decrease in the depreciation charge related to Fairchild property, plant and equipment of approximately $5.4 million for fiscal year 1996. Assets placed in service prior to fiscal year 1996 and assets other than machinery and equipment continue to be depreciated using prior years' depreciation methods over the assets' remaining estimated useful lives, or in the case of property under capital lease and leasehold improvements, over the lesser of the estimated useful life or lease term.

    In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires recognition of impairment of long-lived assets in the event the carrying value of such assets exceeds the future undiscounted cash flows attributable to such assets. SFAS No. 121 will become effective in the Business' fiscal year 1997. Adoption of SFAS No. 121 is not expected to have a material impact on the Business' financial position or results of operations.

    The components of property, plant and equipment are as follows:

                                                                                            YEARS ENDED
                                                                                      ------------------------
                                                                                        MAY 28,      MAY 26,
                                                                                         1995         1996
                                                                                      -----------  -----------
                                                                                           (IN MILLIONS)
Land................................................................................   $     1.2    $     1.2
Buildings...........................................................................       115.3        133.7
Machinery and equipment.............................................................       367.2        476.2
Construction in progress............................................................        59.5         54.3
                                                                                      -----------  -----------
      Total property, plant and equipment...........................................       543.2        665.4
Less accumulated depreciation.......................................................       319.4        347.1
                                                                                      -----------  -----------
                                                                                       $   223.8    $   318.3
                                                                                      -----------  -----------
                                                                                      -----------  -----------

INTEREST EXPENSE

    National Semiconductor had net interest income on a consolidated basis for all periods presented. Although not material, these amounts have been allocated to Fairchild on the basis of net assets and are included in other (income) expense. Management believes this is reasonable, but it is not necessarily indicative of the cost that would have been incurred if the Business had been operated on a stand alone basis.

CURRENCIES AND FOREIGN CURRENCY INSTRUMENTS

    Fairchild's functional currency for all operations worldwide is the U.S. dollar. Accordingly, gains and losses from translation of foreign currency financial statements into U.S. dollars are included in current results. Gains and losses resulting from foreign currency transactions are also included in current results.

    National Semiconductor uses forward and option contracts to hedge firm commitments and anticipatory exposures. These exposures primarily comprise sales of National Semiconductor's products, including Fairchild products, in currencies other than the U.S. dollar, a majority of which are made through National

                  FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL
                           SEMICONDUCTOR CORPORATION

                    NOTES TO COMBINED STATEMENTS (CONTINUED)

                         MAY 28, 1995 AND MAY 26, 1996

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Semiconductor's subsidiaries in Europe and Japan. Gains and losses on financial instruments that are intended to hedge an identifiable firm commitment are deferred and included in the measurement of the underlying transaction. Gains and losses on hedges of anticipated transactions are deferred until such time as the underlying transactions are recognized or immediately when the transaction is no longer expected to occur. In addition, National Semiconductor uses forward and option contracts to hedge certain non-U.S. dollar denominated asset and liability positions. Gains and losses on these contracts are matched with the corresponding effect of currency movements on these financial positions.

    The aggregate translation and transaction gain or loss, net of the gain or loss from the forward currency contracts or options, is accumulated at the corporate level by National Semiconductor and allocated to Fairchild based on its proportionate share of worldwide net assets and is included in other income and expense. Amounts allocated for 1994, 1995 and 1996 were not significant.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EMPLOYEE STOCK PLANS

    National Semiconductor accounts for its stock option and its employee stock purchase plans in accordance with provisions of the Accounting Principles Board's Opinion No. 25 ("APB 25"), ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. In 1995, the Financial Accounting Standards Board issued SFAS No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION. SFAS No. 123 provides an alternative approach to APB 25 and is effective for fiscal years beginning after December 15, 1995. Fairchild intends to continue to account for their employee stock plans in accordance with the provisions of APB 25. While SFAS No. 123 will not have any impact on the Business' reported financial position or results of operations, it requires disclosure of the effect on income before taxes as if the alternative approach had been adopted.

(3) ACCRUED EXPENSES

    The components of accrued expenses are as follows:

                                                                                  YEARS ENDED
                                                                            ------------------------
                                                                              MAY 28,      MAY 26,
                                                                               1995         1996
                                                                            -----------  -----------
                                                                                 (IN MILLIONS)
Payroll and employee related accruals.....................................   $    11.8    $    13.2
Other accruals............................................................         8.4          5.7
                                                                                 -----        -----
    Total accrued expenses................................................   $    20.2    $    18.9
                                                                                 -----        -----
                                                                                 -----        -----

                  FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL
                           SEMICONDUCTOR CORPORATION

                    NOTES TO COMBINED STATEMENTS (CONTINUED)

                         MAY 28, 1995 AND MAY 26, 1996

(4) RETIREMENT PLANS

    Employees of Fairchild participate in several National Semiconductor retirement, employee benefit, and incentive plans. These include (i) a profit sharing plan, (ii) a stock bonus plan, and (iii) a salary deferral 401(k) plan. National Semiconductor also has a stock option plan under which key employees of Fairchild may be granted nonqualified or incentive stock options to purchase shares of National Semiconductor common stock. In addition, National Semiconductor has a stock purchase plan that authorizes the granting of options and the issuance of common stock to eligible Fairchild employees. Certain key employees and certain management of Fairchild also participate in various incentive arrangements based on individual performance and National Semiconductor/Fairchild profitability.

    Fairchild employees in Malaysia participate in a defined contribution plan. National Semiconductor has funded accruals for this pension plan in accordance with statutory regulations in Malaysia.

    Fairchild employees in the Philippines participate in a defined benefit plan. At May 26, 1996, the plan had assets of approximately $0.3 million and an unfunded liability of approximately $2.6 million. The minimum liability required is not significant.

(5) LEASE COMMITMENTS

    Rental expense related to certain facilities and equipment of Fairchild plants was $4.4 million, $3.0 million, and $4.8 million for the fiscal years ended 1994, 1995 and 1996, respectively.

    Future minimum lease payments under operating leases are as follows:

                                                                               (IN MILLIONS)
1997.........................................................................    $     5.4
1998.........................................................................          5.0
1999.........................................................................          4.3
2000.........................................................................          4.2
2001.........................................................................          2.7
Thereafter...................................................................          3.3
                                                                                     -----
Total........................................................................    $    24.9
                                                                                     -----
                                                                                     -----

(6) CONTINGENCIES

    National Semiconductor is currently a defendant in certain legal actions relating to Fairchild. In the opinion of management, the outcome of such litigation will not have a material adverse effect on the business equity or statement of operations.

    National Semiconductor is also involved in certain administrative and judicial proceedings related to certain environmental matters at Fairchild locations. The Asset Purchase Agreement provides for National Semiconductor's retention of certain liabilities arising out of investigative and remedial action and environmental claims for conditions existing as of the closing at the above referenced locations. Accordingly, based on information currently available, management believes that the costs of these matters are not likely to have a material adverse effect on the business equity or statement of operations.

                  FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL
                           SEMICONDUCTOR CORPORATION

                    NOTES TO COMBINED STATEMENTS (CONTINUED)

                         MAY 28, 1995 AND MAY 26, 1996

(7) BUSINESS EQUITY

    Business Equity represents National Semiconductor's ownership interest in the recorded net assets of Fairchild. All cash transactions and intercompany transactions are reflected in this amount. A summary of activity is as follows:

                                                                               YEARS ENDED
                                                                  -------------------------------------
                                                                    MAY 29,      MAY 28,      MAY 26,
                                                                     1994         1995         1996
                                                                  -----------  -----------  -----------
                                                                              (IN MILLIONS)
Balance at beginning of period..................................   $   100.8    $   161.1    $   233.2
Revenues less expenses..........................................       125.5         74.3         72.3
Net intercompany activity.......................................       (65.2)        (2.2)        43.7
                                                                  -----------  -----------  -----------
                                                                   $   161.1    $   233.2    $   349.2
                                                                  -----------  -----------  -----------
                                                                  -----------  -----------  -----------

(8) INDUSTRY AND GEOGRAPHIC SEGMENT INFORMATION

    The Business operates in one industry segment and is engaged in the design, development, manufacture and marketing of a wide variety of semiconductor products for the semiconductor industry and original equipment manufacturers. Fairchild operates in three main geographic areas. In the information that follows, sales include local sales and exports made by operations within each area. To control costs, a substantial portion of Fairchild's products are transported between various Fairchild and National Semiconductor facilities in the Americas, Asia and Europe in the process of being manufactured and sold. Accordingly, it is not meaningful to present interlocation transfers between Fairchild facilities on a stand alone basis. Sales to unaffiliated customers have little correlation with the location of manufacture. It is, therefore, not meaningful to present operating profit by geographic area.

    Fairchild conducts a substantial portion of its operations outside of the U.S. and is subject to risks associated with non-U.S. operations, such as political risks, currency controls and fluctuations, tariffs, import controls and air transportation.

                                                                  AMERICAS     EUROPE      ASIA     CONSOLIDATED
                                                                 -----------  ---------  ---------  -------------
                                                                                  (IN MILLIONS)
1994
Sales to unaffiliated customers................................   $   274.8   $   142.6  $   241.5    $   658.9
                                                                 -----------  ---------  ---------       ------
                                                                 -----------  ---------  ---------       ------
1995
Sales to unaffiliated customers................................   $   238.2   $   149.9  $   241.5    $   629.6
                                                                 -----------  ---------  ---------       ------
                                                                 -----------  ---------  ---------       ------
Total assets...................................................   $   212.2   $     1.9  $   109.1    $   323.2
                                                                 -----------  ---------  ---------       ------
                                                                 -----------  ---------  ---------       ------
1996
Sales to unaffiliated customers................................   $   260.3   $   161.3  $   266.2    $   687.8
                                                                 -----------  ---------  ---------       ------
                                                                 -----------  ---------  ---------       ------
Total assets...................................................   $   267.9   $     0.8  $   164.0    $   432.7
                                                                 -----------  ---------  ---------       ------
                                                                 -----------  ---------  ---------       ------

                  FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL
                           SEMICONDUCTOR CORPORATION

                    NOTES TO COMBINED STATEMENTS (CONTINUED)

                         MAY 28, 1995 AND MAY 26, 1996

(9) SUPPLEMENTAL CASH FLOW INFORMATION

    As described in Note 1, National Semiconductor's cash management system is not designed to trace centralized cash and related financing transactions to the specific cash requirements of the Business. In addition, National Semiconductor's corporate transaction systems are not designed to track receivables and certain liabilities and cash receipts and payments on a business specific basis. Given these constraints, the following data are presented to facilitate analysis of key components of cash flow activity:

                                                                                              YEARS ENDED
                                                                                    -------------------------------
                                                                                     MAY 29,    MAY 28,    MAY 26,
                                                                                      1994       1995       1996
                                                                                    ---------  ---------  ---------
                                                                                             (IN MILLIONS)

Operating activities:
  Revenues less expenses..........................................................  $   125.5  $    74.3  $    72.3
  Depreciation....................................................................       33.0       39.1       57.6
  Loss on disposal of equipment...................................................        2.0         .2        1.8
  Increase in inventories.........................................................       (5.9)      (7.9)     (24.3)
  Decrease (increase) in miscellaneous receivables................................        1.7       (8.0)      10.6
  Increase in other assets........................................................       (0.4)    --           (1.3)
  Increase (decrease) in accounts payable and accrued liabilities.................       (2.5)      17.4       (6.5)
                                                                                    ---------  ---------  ---------
Cash flow from operating activities, excluding National Semiconductor financing...      153.4      115.1      110.2
Investing activities:
  Capital expenditures............................................................      (88.2)    (112.9)    (153.9)
                                                                                    ---------  ---------  ---------
Net financing provided to (from) National Semiconductor*..........................  $    65.2  $     2.2  $   (43.7)
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

------------------------

* The difference between cash flow from operating activities and investing activities does not necessarily represent the cash flows of the Business, or the timing of such cash flows, had it operated on a stand alone basis.

(10) SUBSEQUENT EVENT-UNAUDITED

    National Semiconductor formed two new entities, Fairchild Semiconductor Corporation ("Fairchild" or "the Company") and FSC Semiconductor Corporation ("Fairchild Holdings") on February 10, 1997 and March 10, 1997, respectively. Fairchild Semiconductor Limited, Fairchild Semiconductor GmbH, Fairchild Semiconductor Asia Pacific Pte. Ltd., Fairchild Semiconductor (Malaysia) Sdn. Bhd., Fairchild Semiconductor Hong Kong Limited, Fairchild Semiconductor Hong Kong (Holdings) Limited, Fairchild Semiconductor Japan K.K. and Fairchild Semiconductor S.r.l. (collectively, the "foreign subsidiaries") were also formed as wholly owned subsidiaries of Fairchild. On March 11, 1997, National Semiconductor consummated an Agreement and Plan of Recapitalization under which the following transactions occurred:

    (i) National Semiconductor, pursuant to an Asset Purchase Agreement, transferred all of the assets and liabilities of the Business to Fairchild and its subsidiaries in exchange for demand purchase

                  FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL
                           SEMICONDUCTOR CORPORATION

                    NOTES TO COMBINED STATEMENTS (CONTINUED)

                         MAY 28, 1995 AND MAY 26, 1996

(10) SUBSEQUENT EVENT-UNAUDITED (CONTINUED) notes of Fairchild and the foreign subsidiaries in the aggregate principal amount of $401.6 million (the "Purchase Price Notes");

    (ii) National Semiconductor transferred all of the capital stock of Fairchild and approximately $12.8 million in cash to Fairchild Holdings in exchange for shares of 12% Series A Cumulative Compounding Preferred Stock of Fairchild Holdings ("Holdings Redeemable Preferred Stock"), common stock of Fairchild Holdings ("Holdings Common Stock") and a promissory note of Fairchild Holdings in the principal amount of approximately $77.0 million ("Holdings PIK Note");

    (iii) Fairchild Holdings issued (a) to Sterling Holding Company, LLC ("Sterling") shares of Holdings Preferred Stock and Holdings Common Stock for approximately $58.5 million in cash and (b) to Kirk P. Pond and Joseph R. Martin, together with certain other key employees of Fairchild (the "Management Investors"), Holdings Preferred Stock and Holdings Common Stock for approximately $6.5 million in cash;

    (iv) Fairchild Holdings contributed cash in the amount of approximately $77.8 million to the capital of the Company;

    (v) Fairchild borrowed $120.0 million under the term bank loans and received net proceeds from the issuance of $300.0 million of 10 1/8% Senior Subordinated Notes Due 2007 (the "Notes") to settle the Purchase Price Notes and provide Fairchild with working capital.

    The pro forma unaudited combined condensed balance sheet of Fairchild as of February 23, 1997 and the pro forma unaudited combined condensed results of operations for the year ended 1996 adjusted to give effect to the transactions is presented in the Pro Forma Financial Statements, included elsewhere in this Prospectus.

    The Notes are fully and unconditionally guaranteed by Fairchild Holdings. Fairchild Holdings currently conducts no business and has no significant assets other than the capital stock of the Company, all of which has been pledged to secure Fairchild Holdings' obligations under the term bank loans. Thus, currently there are no resources supporting Fairchild Holdings' guarantee of the Notes that are in addition to those to which holders of the Notes already have access as direct creditors of the Company.

    Although the Company's U.S. operations are owned directly, its foreign operations are conducted through the foreign subsidiaries. The foreign subsidiaries have not guaranteed or otherwise become obligated with respect to the Notes. The Notes will therefore be effectively subordinated to all existing and future liabilities, including indebtedness, of the foreign subsidiaries.

                  FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL
                           SEMICONDUCTOR CORPORATION

                    NOTES TO COMBINED STATEMENTS (CONTINUED)

                         MAY 28, 1995 AND MAY 26, 1996

(10) SUBSEQUENT EVENT-UNAUDITED (CONTINUED)
    The following unaudited pro forma combining condensed balance sheet of Fairchild Holdings is based on the historical financial statements of the business adjusted to give effect to the transactions and should be read in conjunction with the Pro Forma Financial Statements included elsewhere in this Prospectus.

                                                                          PRO FORMA FEBRUARY 23, 1997
                                                       ------------------------------------------------------------------
                                                        FAIRCHILD                    FOREIGN                    COMBINED
                                                         HOLDINGS    FAIRCHILD   SUBSIDIARIES   ELIMINATIONS       TOTAL
                                                       -----------  -----------       ------    ------------  -----------
Total current assets.................................   $  --        $   136.7     $    10.6     $   --        $   147.3
Property, plant and equipment........................      --            216.6          87.2         --            303.8
Deferred income taxes................................      --             25.0        --             --             25.0
Other assets.........................................      --             21.3           0.2         --             21.5
Investment in subsidiaries...........................       154.8         98.2        --             (253.0)      --
                                                       -----------  -----------        -----    ------------  -----------
  Total assets.......................................   $   154.8    $   497.8     $    98.0     $   (253.0)   $   497.6
                                                       -----------  -----------        -----    ------------  -----------
                                                       -----------  -----------        -----    ------------  -----------
Current liabilities..................................   $  --        $    49.7     $    24.9     $   --        $    74.6
Long term bank debt, less current portion............      --            109.0        --             --            109.0
Senior Subordinated Notes............................      --            300.0        --             --            300.0
Holdings PIK Note....................................        77.0       --            --             --             77.0
                                                       -----------  -----------        -----    ------------  -----------
  Total liabilities..................................        77.0        458.7          24.9         --            560.6
Holdings Redeemable Preferred Stock..................        70.0       --            --             --             70.0

Stockholder's equity:
Holdings Common Stock................................         7.8       --            --             --              7.8
Fairchild common stock...............................      --           --            --             --           --
Due to parent........................................      --             39.1          73.1         (253.0)      (140.8)
                                                       -----------  -----------        -----    ------------  -----------
  Total Stockholder's equity.........................         7.8         39.1          73.1         (253.0)      (133.0)
  Total liabilities, Holdings Redeemable Preferred
    Stock and stockholder's equity...................   $   154.8    $   497.8     $    98.0     $   (253.0)   $   497.6
                                                       -----------  -----------        -----    ------------  -----------
                                                       -----------  -----------        -----    ------------  -----------

    The pro forma combined total above is substantially identical to the Pro Forma Financial Statements except for the inclusion of the Holdings PIK Note of $77.0 million, the Holdings Redeemable Preferred Stock and the Holdings Common Stock. The Holdings PIK Note is due in 2008 and bears interest at an annual interest rate of 11.74%. The Holdings Redeemable Preferred Stock pays cumulative dividends at a rate of 12% per annum and is mandatorily redeemable in 2009.

    The pro forma combined results of operations of Fairchild Holdings would differ from the pro forma combined condensed results of operations of Fairchild presented elsewhere in this Prospectus only by the amount of interest on the Holdings PIK Note, which will be added to the principal amount of the Holdings PIK Note.

                  FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL
                           SEMICONDUCTOR CORPORATION

                    NOTES TO COMBINED STATEMENTS (CONTINUED)

                         MAY 28, 1995 AND MAY 26, 1996

(10) SUBSEQUENT EVENT-UNAUDITED (CONTINUED)
    Summarized historical operating activity for the U.S. operations of the Business, which were transferred to Fairchild, and the foreign operations of the Business, which were transferred to the foreign subsidiaries, for each of the years in the three-year period ended December 31, 1996, can be summarized as follows:

                                                                                      1994       1995       1996
                                                                                    ---------  ---------  ---------
Revenue:
  U.S. operations (Fairchild)--Trade..............................................  $   274.8  $   238.2  $   260.3
  U.S. operations (Fairchild)--Intercompany.......................................      611.3      866.2      948.4
  Foreign operations (foreign subsidiaries)--Trade................................      384.1      391.4      427.5
  Foreign operations (foreign subsidiaries)--Intercompany.........................      423.4       68.5       65.1
  Eliminations....................................................................    (1034.7)    (934.7)   (1013.5)
                                                                                    ---------  ---------  ---------
    Total.........................................................................  $   658.9  $   629.6  $   687.8
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

Revenue less direct and allocated expenses before other (income) and taxes:
  U.S. operations (Fairchild).....................................................  $   168.8  $   200.2  $   232.9
  Foreign operations (foreign subsidiaries).......................................      (22.0)    (109.1)    (144.9)
  Eliminations....................................................................      (23.2)     (18.6)     (17.2)
                                                                                    ---------  ---------  ---------
    Total.........................................................................  $   123.6  $    72.5  $    70.8
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

Revenue less direct and allocated expenses:
  U.S. operations (Fairchild).....................................................  $   165.4  $   194.2  $   225.5
  Foreign operations (foreign subsidiaries).......................................      (16.7)    (101.3)    (136.0)
  Eliminations....................................................................      (23.2)     (18.6)     (17.2)
                                                                                    ---------  ---------  ---------
    Total.........................................................................  $   125.5  $    74.3  $    72.3
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

    Intercompany amounts included in revenue above are comprised of sales between domestic and foreign operations and sales between plants which are located in the same geographic region.

    Upon consummation of the Transactions, Fairchild was a wholly owned subsidiary of Fairchild Holdings and Fairchild Holdings was owned 15% by National Semiconductor, 69% by Sterling and 16% by the Management Investors.

                  FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL
                           SEMICONDUCTOR CORPORATION

                             COMBINED BALANCE SHEET

                                 (IN MILLIONS)

                                                                                                 FEBRUARY 23, 1997
                                                                                                 -----------------
                                                                                                    (UNAUDITED)
                                                      ASSETS
Current assets:
    Inventories................................................................................      $    67.3
    Prepaid expenses and other.................................................................            8.6
    Miscellaneous receivables..................................................................            9.6
                                                                                                        ------
        Total current assets...................................................................           85.5
Property, plant and equipment, net.............................................................          303.8
Other assets...................................................................................            0.9
                                                                                                        ------
        Total assets...........................................................................      $   390.2
                                                                                                        ------
                                                                                                        ------
                                         LIABILITIES AND BUSINESS EQUITY
Current liabilities:
    Accounts payable...........................................................................      $    41.3
    Accrued expenses...........................................................................           21.1
    Special reserves...........................................................................           13.8
                                                                                                        ------
        Total current liabilities..............................................................           76.2
Commitments....................................................................................         --
Business equity................................................................................          314.0
                                                                                                        ------
        Total liabilities and business equity..................................................      $   390.2
                                                                                                        ------
                                                                                                        ------

            See accompanying notes to unaudited combined statements.

                  FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL
                           SEMICONDUCTOR CORPORATION

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN MILLIONS)

                                                                                            NINE MONTHS ENDED
                                                                                       ----------------------------
                                                                                       FEBRUARY 25,   FEBRUARY 23,
                                                                                           1996           1997
                                                                                       -------------  -------------
                                                                                               (UNAUDITED)
Revenue:
    Net sales--trade.................................................................    $   532.9      $   433.9
    Contract manufacturing--National Semiconductor...................................         63.7           75.8
                                                                                            ------         ------
        Total revenue................................................................        596.6          509.7

Direct and allocated costs and expenses:
    Cost of sales....................................................................        356.5          332.4
    Cost of contract manufacturing--National Semiconductor...........................         63.7           75.8
    Research and development.........................................................         22.7           13.6
    Selling and marketing............................................................         50.0           33.5
    General and administrative.......................................................         37.6           39.1
    Restructuring....................................................................       --                5.3
                                                                                            ------         ------
        Total operating costs and expenses...........................................        530.5          499.7
                                                                                            ------         ------
                                                                                              66.1           10.0
Other (income) expense...............................................................         (1.5)           0.4
                                                                                            ------         ------
Revenues less direct and allocated expenses before taxes.............................    $    67.6      $     9.6
                                                                                            ------         ------
                                                                                            ------         ------

            See accompanying notes to unaudited combined statements.

                  FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL
                           SEMICONDUCTOR CORPORATION

                     NOTES TO UNAUDITED COMBINED STATEMENTS

                    FEBRUARY 25, 1996 AND FEBRUARY 23, 1997

(1) BASIS OF PRESENTATION

    The unaudited combined statements as of February 23, 1997 and for the nine months ended February 25, 1996 and February 23, 1997 should be read in conjunction with Note 1 (Basis of Presentation), Note 2 (Summary of Significant Accounting Policies), Note 6 (Contingencies) and Note 10 (Subsequent Event) included in the audited 1996 combined statements of the Fairchild Semiconductor Business of National Semiconductor Corporation (the Business). Other notes considered by management to be relevant to the accompanying unaudited combined statements are included herein.

    The unaudited combined statements for the Business are based principally on National Semiconductor Corporation's (National Semiconductor) internal results and, in the opinion of management, reflect, consistent with the audited 1996 statements, appropriate adjustments to more closely present the results of operations in accordance with generally accepted accounting principles.

(2) RELATED PARTY TRANSACTIONS

    As discussed in Note 2 (Summary of Significant Accounting Policies) of the audited 1996 combined statements of the Business, certain costs are allocated from National Semiconductor to Fairchild. The amounts charged to Fairchild from National Semiconductor for manufacturing services and other elements of cost of sales are summarized as follows:

                                                                        NINE MONTHS ENDED
                                                                    --------------------------
                                                                    FEBRUARY 25   FEBRUARY 23,
                                                                        1996          1997
                                                                    ------------  ------------
                                                                          (IN MILLIONS)

Manufacturing services performed by National Semiconductor's
  Greenock, UK plant..............................................   $      6.6    $       --
Manufacturing services performed by other National Semiconductor
  plants..........................................................         21.9          11.8
Purchased manufacturing services from third parties...............         34.4          20.0
Headquarters, freight, duty, warehousing and other elements of
  cost of sales...................................................         41.6          36.4
                                                                    ------------  ------------
                                                                     $    104.5    $     68.2
                                                                    ------------  ------------
                                                                    ------------  ------------

                  FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL
                           SEMICONDUCTOR CORPORATION

               NOTES TO UNAUDITED COMBINED STATEMENTS (CONTINUED)

                    FEBRUARY 25, 1996 AND FEBRUARY 23, 1997

(2) RELATED PARTY TRANSACTIONS (CONTINUED)
    Other operating costs allocated from National Semiconductor plants to Fairchild and from Fairchild plants to National Semiconductor product lines can be summarized as follows:

                                                                         NINE MONTHS ENDED
                                                                    ----------------------------
                                                                    FEBRUARY 25,   FEBRUARY 23,
                                                                        1996           1997
                                                                    -------------  -------------
                                                                           (IN MILLIONS)

Transferred from National Semiconductor to Fairchild, at cost.....    $    97.9      $    60.6
                                                                          -----          -----
                                                                          -----          -----
Transferred from Fairchild to National Semiconductor, at cost.....    $    19.7      $     9.2
                                                                          -----          -----
                                                                          -----          -----

(3) INVENTORIES

    Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market. The main components of inventories are as follows:

                                                                                            FEBRUARY 23,
                                                                                                1997
                                                                                            -------------
                                                                                            (IN MILLIONS)

Raw materials.............................................................................    $     7.5
Work in process...........................................................................         42.1
Finished goods............................................................................         17.7
                                                                                                  -----
    Total inventories.....................................................................    $    67.3
                                                                                                  -----
                                                                                                  -----

(4) PROPERTY, PLANT AND EQUIPMENT

    The components of property, plant and equipment are as follows:

                                                                                            FEBRUARY 23,
                                                                                                1997
                                                                                            -------------
                                                                                            (IN MILLIONS)
Land......................................................................................    $     1.2
Buildings.................................................................................        137.5
Machinery and equipment...................................................................        511.5
Construction in progress..................................................................         29.5
                                                                                                 ------
      Total property, plant and equipment.................................................        679.7

Less accumulated depreciation.............................................................        375.9
                                                                                                 ------
                                                                                              $   303.8
                                                                                                 ------
                                                                                                 ------

                  FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL
                           SEMICONDUCTOR CORPORATION

               NOTES TO UNAUDITED COMBINED STATEMENTS (CONTINUED)

                    FEBRUARY 25, 1996 AND FEBRUARY 23, 1997

(5) ACCRUED EXPENSES

    The components of accrued expenses are as follows:

                                                                                             FEBRUARY 23,
                                                                                                 1997
                                                                                            ---------------
                                                                                             (IN MILLIONS)
Payroll and employee related accruals.....................................................     $    15.3
Other accruals............................................................................           5.8
                                                                                                   -----
      Total accrued expenses..............................................................     $    21.1
                                                                                                   -----
                                                                                                   -----

(6) LEASE COMMITMENTS

    Rental expense related to certain facilities and equipment of Fairchild plants was $3.5 million, and $3.8 million for the nine months ended February 25, 1996 and February 23, 1997, respectively.

    Future minimum lease payments under operating leases are as follows:

                                                                                  (IN MILLIONS)

Fiscal years ended:
  1997 (three months ending)....................................................    $     1.4
  1998..........................................................................          5.0
  1999..........................................................................          4.3
  2000..........................................................................          4.2
  2001..........................................................................          2.7
  Thereafter....................................................................          3.3
                                                                                        -----
      Total.....................................................................    $    20.9
                                                                                        -----
                                                                                        -----

(7) BUSINESS EQUITY

    Business Equity represents National Semiconductor's ownership interest in the recorded net assets of Fairchild. All cash transactions and intercompany transactions flow through the equity account. A summary of activity is as follows:

                                                                                        NINE MONTHS ENDED
                                                                                          FEBRUARY 23,
                                                                                              1997
                                                                                        -----------------
                                                                                          (IN MILLIONS)
Balance at beginning of period........................................................      $   349.2
Revenue less expenses.................................................................            9.6
Net intercompany activity.............................................................          (44.8)
                                                                                               ------
                                                                                            $   314.0
                                                                                               ------
                                                                                               ------

                  FAIRCHILD SEMICONDUCTOR BUSINESS OF NATIONAL
                           SEMICONDUCTOR CORPORATION

               NOTES TO UNAUDITED COMBINED STATEMENTS (CONTINUED)

                    FEBRUARY 25, 1996 AND FEBRUARY 23, 1997

(8) GENERAL AND ADMINISTRATIVE EXPENSES

    In the nine months ended February 23, 1997, the Business recorded $14.1 million of retention and incentive bonuses in general and administrative expenses. In the nine months ended February 23, 1997, $300,000 of these bonuses were paid. The remaining $13.8 million is recorded on the balance sheet as special reserves.

(9) RESTRUCTURING

    In June 1996, National Semiconductor announced a restructuring of its operations and the intent to pursue a sale or partial financing of the Business. In connection with the restructuring, the Business recorded a $5.3 million non-recurring charge related to work force reductions. In the nine months ended February 23, 1997, $5.3 million of severance was paid to terminated employees.

(10) SUPPLEMENTAL CASH FLOW INFORMATION

    As described in Note 1 to the audited 1996 statements of Fairchild, National Semiconductor's cash management system is not designed to trace centralized cash and related financing transactions to the specific cash requirements of the Business. In addition, National Semiconductor's corporate transaction systems are not designed to track receivables and certain liabilities and cash receipts and payments on a business specific basis. Given these constraints, the following data are presented to facilitate analysis of key components of cash flow activity:

                                                                                   NINE MONTHS ENDED
                                                                              ---------------------------
                                                                              FEBRUARY 25,  FEBRUARY 23,
                                                                                  1996          1997
                                                                              ------------  -------------
                                                                                     (IN MILLIONS)
Operating activities:
    Revenue less expenses...................................................   $     67.6     $     9.6
    Depreciation............................................................         40.5          50.8
    Loss on disposal of property, plant and equipment.......................          0.6           0.4
    Decrease (increase) in inventories......................................        (27.5)         25.8
    Decrease (increase) in miscellaneous receivables........................          9.3        --
    Decrease (increase) in other assets.....................................          1.2           2.2
    Increase (decrease) in accounts payable and accrued liabilities.........        (14.6)        (21.1)
    Increase in special reserves............................................       --              13.8
                                                                              ------------       ------

Cash flow from operating activities, excluding National Semiconductor
  financing.................................................................         77.1          81.5
Investing activities:
    Capital expenditures....................................................       (120.7)        (33.4)
    Transfers of capital equipment from National Semiconductor..............       --              (3.3)
                                                                              ------------       ------
Net financing provided to (from) National Semiconductor*....................   $    (43.6)    $    44.8
                                                                              ------------       ------
                                                                              ------------       ------

------------------------

* The difference between cash flow from operating activities and investing activities does not necessarily represent the cash flows of the Business, or the timing of such cash flows, had it operated on a stand alone basis.

-------------------------------------------
                                     -------------------------------------------

    No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than those to which it relates, nor does it constitute an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.
                                 --------------

                               TABLE OF CONTENTS

                                                    Page
                                                  ---------
Available Information...........................          2
Summary.........................................          3
Risk Factors....................................         15
Use of Proceeds.................................         23
Pro Forma Capitalization........................         23
Unaudited Pro Forma Combined Condensed Financial
  Statements....................................         24
Unaudited Supplemental Financial Data...........         29
Selected Combined Financial Data................         31
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         32
The Exchange Offer..............................         39
Industry Overview...............................         46
Business........................................         50
The Transactions................................         60
Management......................................         64
Ownership of Capital Stock......................         71
Description of Certain Indebtedness.............         74
Description of the Notes........................         78
Certain Federal Income Tax Consequences.........        111
Plan of Distribution............................        112
Legal Matters...................................        112
Experts.........................................        112
Disclosure Regarding Forward Looking
  Statements....................................        113
Glossary........................................        G-1
Index to Financial Statements...................        F-1

                                 --------------

    Until            all dealers effecting transactions in the Notes, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     [LOGO]

                                  $300,000,000
                          10 1/8% Senior Subordinated
                                 Notes Due 2007
                                   PROSPECTUS

-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

    In addition, Section 145 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

    Section 145 further provides that nothing in the above-described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

    The Bylaws of the Company provide for the indemnification of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that such person is or was a director or officer of the Company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the Company or a constituent corporation absorbed in a consolidation or merger, as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or is or was a director or officer of the Company serving at its request as an administrator, trustee or other fiduciary of one or more of the employee benefit plans of the Company or other enterprise, against expenses (including attorneys' fees), liability and loss actually and reasonably incurred or suffered by such person in connection with such proceeding, whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of the Company, except to the extent that such indemnification is prohibited by applicable law. The Bylaws of the Company also provide that such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled as a matter of law or under any by-law, agreement, vote of stockholders or otherwise.

    Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may in its certificate of incorporation eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability: for any breach of the director's duty of loyalty to the corporation or its stockholders; for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; under Section 174 of the Delaware General Corporation Law (pertaining to certain prohibited acts including unlawful payment of dividends or unlawful purchase or redemption of the corporation's capital stock); or for any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation of the Company contains a provision so limiting the personal liability of directors of the Company.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits:

EXHIBIT NO.                                               DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------

      2.01*  Agreement and Plan of Recapitalization dated January 24, 1997 between Sterling Holding Company, LLC
             ("Sterling") and National Semiconductor Corporation ("National Semiconductor").

      2.02*  Asset Purchase Agreement dated as of March 11, 1997 between the Company and National Semiconductor.

      3.01   Certificate of Incorporation of the Company.

      3.02   Bylaws of the Company.

      3.03   Certificate of Incorporation of Fairchild Holdings.

      3.04   Bylaws of Fairchild Holdings.

      4.01   Indenture dated as of March 11, 1997 among the Company, Fairchild Holdings, as Guarantor and United
             States Trust Company of New York, as Trustee.

      4.02   Registration Rights Agreement dated March 6, 1997 among the Company, Fairchild Holdings, as
             Guarantor, Credit Suisse First Boston Corporation, BT Securities Corporation and CIBC Wood Gundy
             Securities Corp.

      4.03   Form of 10-1/8% Senior Subordinated Notes Due 2007 (included in Exhibit 4.01).

     5.01**  Opinion of Dechert Price & Rhoads.

   10.01***  Technology Licensing and Transfer Agreement dated March 11, 1997 between National Semiconductor and the Company.

     10.02   Transition Services Agreement dated March 11, 1997 between National Semiconductor and the Company.

   10.03***  Fairchild Foundry Services Agreement dated March 11, 1997 between National Semiconductor and the
             Company.

   10.04***  Revenue Side Letter dated March 11, 1997 between National Semiconductor and the Company.

   10.05***  Fairchild Assembly Services Agreement dated March 11, 1997 between National Semiconductor and the
             Company.

   10.06***  National Foundry Services Agreement dated March 11, 1997 between National Semiconductor and the
             Company.

   10.07***  National Assembly Services Agreement dated March 11, 1997 between National Semiconductor and the
             Company.

EXHIBIT NO.                                               DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------
   10.08***  Mil/Aero Wafer and Services Agreement dated March 11, 1997 between National Semiconductor and the
             Company.

     10.09   Shared Services Agreement (South Portland) dated March 11, 1997 between National Semiconductor and the Company.

     10.10   Credit Agreement dated March 11, 1997 among the Company, Fairchild Holdings, Various Banks, Bankers
             Trust Company, Credit Suisse First Boston Corporation and Canadian Imperial Bank of Commerce.

   10.11***  Corporate Agreement dated February 20, 1992 between Torex Semiconductor Ltd. and National
             Semiconductor.

   10.12***  Assembly/Test Subcontract Agreement dated January 9, 1997 between NS Electronics Bangkok (1993) Ltd.
             and National Semiconductor.

   10.13***  Supply Agreement dated January 20, 1996 between National Semiconductor and Dynacraft Industries Sdn.
             Bhd.

   10.14***  Licensing and Manufacturing Agreement dated April 27, 1990 between National Semiconductor and
             Waferscale Integration, Inc.

     10.15   Qualified Titles Corresponding to Registry Title Nos. 19, 44 and 3400-Mk 12 from the State of Penang,
             Malaysia and corresponding Sale and Puchase Agreements, each dated March 11, 1997, between National
             Semiconductor Sdn. Bhd. and Fairchild Semiconductor Sdn. Bhd.

     10.16   Lease Agreement dated October 10, 1979 between Export Processing Zone Authority and Fairchild
             Semiconductor (Honk Kong) Limited, and Supplemental Agreements thereto dated May 1, 1982; December
             12, 1983; August 17, 1984; March 10, 1987; February 16, 1990; August 25, 1994; May 29, 1995; June 7,
             1995; November 9, 1995; and October 24, 1996.

     10.17   Lease for Santa Clara Facilities dated as of March 11, 1997 between National Semiconductor and the
             Company.

     10.18   Shared Facilities Agreement (South Portland) dated March 11, 1997 between National Semiconductor and the Company.

     10.19   Environmental Side Letter dated March 11, 1997 between National Semiconductor and the Company.

     10.20   Master Sublease Agreement dated March 11, 1997 between National Semiconductor and the Company and
             Master Lease Agreement dated December 13, 1994 between General Electric Capital Corporation and
             National Semiconductor.

     10.21   Fairchild NSC Deferred Compensation Plan Trust established effective March 11, 1997.

     10.22   Fairchild NSC Deferred Compensation Plan assumed and continued, effective March 11, 1997 (included as
             Schedule A to Exhibit 10.21).

     10.23   Fairchild Benefit Restoration Plan.

     10.24   Fairchild Incentive Plan.

     10.25   FSC Semiconductor Corporation Executive Officer Incentive Plan.

     10.26   FSC Semiconductor Corporation Stock Option Plan.

     10.27   Employment Agreement dated March 11, 1997 among the Company, Fairchild Holdings, Sterling and Kirk P.
             Pond.

EXHIBIT NO.                                               DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------
     10.28   Employment Agreement dated March 11, 1997 among the Company, Fairchild Holdings, Sterling and Joseph
             R. Martin.

     12.01   Statement of Ratio of Earnings to Fixed Charges.

     21.01   Subsidiaries of the Company.

    23.01**  Consent of Dechert Price & Rhoads (included in the opinion filed as Exhibit 5.01).

     23.02   Consent of KPMG Peat Marwick LLP.

     24.01   Power of Attorney (included on the signature page).

     25.01   Statement of Eligibility and Qualification of United States Trust Company of New York on Form T-1.

     27.01   Financial Data Schedule.

     99.01   Form of Letter of Transmittal.

     99.02   Form of Notice of Guaranteed Delivery.

------------------------

* Pursuant to Item 601(b)(2) of Regulation S-K, the schedules to this Agreement are omitted. The Exhibit contains a list identifying the contents of all schedules and the Registrants agree to furnish supplementally copies of such schedules to the Commission upon request.

**  To be supplied by amendment.

*** Omitted in accordance with an application for confidential treatment filed with the Commission.

    (b) Financial Statement Schedules:

    Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

ITEM 22. UNDERTAKINGS

    (a) The undersigned registrants hereby undertake:

        (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

        (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the below-named Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South Portland, State of Maine, on the 12th day of May 1997.

                                FAIRCHILD SEMICONDUCTOR CORPORATION

                                By:  KIRK P. POND
                                     ------------------------------------------
                                     Chairman of the Board of Directors,
                                     President and Chief Executive Officer

                               POWER OF ATTORNEY

    Each person whose signature appears below appoints Joseph R. Martin, Daniel
E. Boxer and Paul C. Schorr IV, any of whom may act without the joinder of either of the others, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities at the above-named Registrant on May 12, 1997.

          SIGNATURE                               TITLE
------------------------------  ------------------------------------------

KIRK P. POND                    Chairman of the Board of Directors,
------------------------------  President and Chief Executive Officer
Kirk P. Pond                    (principal executive officer)

JOSEPH R. MARTIN                Executive Vice President,
------------------------------  Chief Financial Officer and Director
Joseph R. Martin                (principal financial and accounting
                                officer)

BRIAN L. HALLA                  Director
------------------------------
Brian L. Halla

WILLIAM N. STOUT                Director
------------------------------
William N. Stout

RICHARD M. CASHIN, JR.          Director
------------------------------
Richard M. Cashin, Jr.

PAUL C. SCHORR IV               Director
------------------------------
Paul C. Schorr IV

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the below-named Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South Portland, State of Maine, on the 12th day of May 1997.

                                FSC SEMICONDUCTOR CORPORATION

                                By:  KIRK P. POND
                                     ------------------------------------------
                                     Chairman of the Board of Directors,
                                     President and Chief Executive Officer

                               POWER OF ATTORNEY

    Each person whose signature appears below appoints Joseph R. Martin, Daniel
E. Boxer and Paul C. Schorr IV, any of whom may act without the joinder of either of the others, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities at the above-named Registrant on May 12, 1997.

          SIGNATURE                               TITLE
------------------------------  ------------------------------------------

KIRK P. POND                    Chairman of the Board of Directors,
------------------------------  President and Chief Executive Officer
Kirk P. Pond                    (principal executive officer)

JOSEPH R. MARTIN                Executive Vice President,
------------------------------  Chief Financial Officer and Director
Joseph R. Martin                (principal financial and accounting
                                officer)

BRIAN L. HALLA                  Director
------------------------------
Brian L. Halla

WILLIAM N. STOUT                Director
------------------------------
William N. Stout

RICHARD M. CASHIN, JR.          Director
------------------------------
Richard M. Cashin, Jr.

PAUL C. SCHORR IV               Director
------------------------------
Paul C. Schorr IV

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